UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INDEX

Performance Review

Balance Sheet

Income Statements

Statements of Comprehensive Income

Statements of Changes in Stockholders' Equity – Bank

Statements of Changes in Stockholders' Equity – Consolidated

Cash Flows Statements

Statements of Value Added

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Interbank Accounts

8.Credit Portfolio and Provision for Expected Losses Associated with Credit Risk

9.Foreign Exchange Portfolio

10.Other Financial Assets

11.Tax Assets and Liabilities

12.Other Assets

13.Dependences Information and Foreign Subsidiary

14.Investment in Affiliates and Subsidiaries

15.Fixed Assets

16.Intangibles

17.Funding

18.Other Financial Liabilities

19.Other Payables – Other

20.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

21.Stockholders’ Equity

22.Related Parties

23.Income from Services Rendered and Banking Fees

24.Personnel Expenses

25.Other Administrative Expenses

26.Other Operating Income

27.Other Operating Expenses

28.Non-Operating Income

29.Employee Benefit Plans - Post-Employment Benefits

30.Risk Management, Capital and Sensitivity Analysis

31.Corporate Restructuring

32.Other information

33.Subsequent Events

Composition of Management Bodies

Declaration of directors on the financial statements

Directors' Statement on Independent Auditors

Audit Committee Report

Fiscal Council's Opinion

Performance Review

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Santander or Bank) related to the period ended December 31, 2020, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The Interim Condensed Consolidated Financial Statements in accordance with the International Accounting Standards Board (IASB) for the fiscal year ended December 31, 2020, will be disclosed in the legal deadline, on the website www.santander.com.br/ri.

1. Macroeconomic Environment

The Santander considers that the international environment has continued to be influenced by developments regarding the COVID-19 pandemic, with the initial countries affected by the disease going through a “second wave” of contamination on the heels of easing in social distancing policies. Nonetheless, the Bank highlights the fast progress observed in the development of vaccines to fight the pandemic, with some countries having already launched an immunization campaign to their citizens and several nations mulling over the same initiative during the first months of 2021. Notwithstanding uncertainties brought by the pandemic, fiscal and monetary stimuli granted by the vast majority of countries continued to led the Bank to witness the release of activity indicators hinting at the extension of a recovery trend after the hit observed in the second quarter. The Bank assesses that these fiscal and monetary stimuli have helped to support financial asset prices. For instance, the S&P500 receded to the vicinity of 2,500 points in March 2020 from 3,200 points in December 2019, but it moved back close to 3,100 points in the end of June, then it climbed to 3,400 points in the end of third quarter and reached 3,700 points in the fourth quarter (a 11.7% expansion in the last three months of 2020).

On the domestic front, Santander thinks that the setbacks brought by the COVID-19 led the debate about structural reforms to play a secondary role, as measures aiming at fighting the impact of the pandemic have become the focus of market participants, especially those related to the most vulnerable part of the population as well as of corporate sector, which were heavily hit by the social distancing policy. According to Santander, these temporary measures were key to mitigate the impact of the health crisis, but they were also responsible for a significant expansion of public expenditures during 2020, which will translate into a hefty increase in the Brazilian public indebtedness. The Bank considers that this backdrop just reinforces the need for the resumption of discussions about structural reforms once the pandemic is over in order to prevent the public debt to enter into an unsustainable trajectory.

After a widespread wave of downward revisions in the forecasts for the GDP real change in 2020 as compared with those seen in the first quarter of 2020, the Bank observed incentives granted leading to a strong recovery in certain segments–markedly, retail sales. This more intense reaction than many had initially thought led market participants to start anticipating less severe drops of the Brazilian GDP this year. This trend has continued to prevail lately. The median forecast for the GDP real change this year indicated a 6.6% contraction for 2020 by the end of second quarter. Then, the median forecast moved up to a 4.36% decline for 2020 by the end of fourth quarter. The Bank judges that, albeit less intense than initially thought, the prospect for a strong contraction of the Brazilian GDP in 2020, which should be followed by a gradual recovery in the coming years—the median expectations for the GDP growth in 2021 and 2022 were 3.4% and 2.5%, respectively in the end of December 2020—continued to justify the general perception that the IPCA change should converge towards the targeted levels set for the relevant time horizon for the monetary policy, notwithstanding the fact that it ended 2020 above the goal on the heels of temporary shocks–the IPCA annual change reached 4.5%, above the target of 4.0%. According to Santander’s appraisal, the mix of gradual economic recovery and inflation readings compatible with targeted levels opened room for the Brazilian Central Bank to keep the base interest rate at 2.00% pa in the end of 2020 and it has allowed it to indicate the maintenance of this level for most of 2021.

In the Bank’s view, the prospect of high public indebtedness and low growth has kept market participants skeptical in acquiring Brazilian financial assets. However, not even that skepticism was a hurdle for a favorable performance of the Brazilian 5-year CDS spread and the FX rate in fourth quarter. Regarding the former, the instrument to hedge the Brazilian insolvency risk ended the period at a level similar to the average observed in first quarter—i.e., before the pandemic—when this indicator was hovering around 150bps, thus below the 250bps observed in the end of third quarter. The Brazilian FX rate followed a similar pattern, as the USD/BRL pair receded to USD/BRL5.20 in December 2020 from USD/BRL5.60 in September 2020 and after having hovered reached as high as USD/BRL5.80 in fourth quarter. On both cases, the Santander understands that the trigger for the improvement observed in the period had to do with the diminution of uncertainties regarding the conduct of fiscal policy in the coming years on the heels of official statements that indicated the willingness to abide by the rules imposed by the legal framework of the public spending cap.

Therefore, the Bank considers that additional improvements in the performances of these indicators will require measures that indicate a stricter commitment of the Brazilian government with the reversal of the ascending trend of public spending in the coming years. In the Bank’s view, this will only be possible with the resumption of structural reforms.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	12M20	12M19	annual changes%	4Q20	3Q20	quarter changes %
Financial Income	108,988.3	82,740.4	31.7	7,641.5	21,783.3	(64.9)
Financial Expenses	(87,751.0)	(51,759.7)	69.5	6,651.9	(14,493.7)	(145.9)
Gross Profit From Financial Operations (a)	21,237.3	30,980.7	(31.4)	14,293.4	7,289.6	96.1
Other Operating (Expenses) Income (b)	(12,555.1)	(14,218.8)	(11.7)	(3,838.5)	(2,595.8)	47.9
Operating Income	8,682.3	16,761.9	(48.2)	10,454.9	4,693.7	122.7
Non-Operating Income	239.0	8.5	2,718.3	(13.5)	15.9	(185.0)
Income Before Taxes on Income and Profit Sharing	8,921.2	16,770.4	(46.8)	10,441.4	4,709.6	121.7
Income Tax and Social Contribution (a)	6,539.5	(462.1)	(1,515.2)	(6,113.8)	(412.6)	1,381.7
Profit Sharing	(1,857.9)	(1,734.9)	7.1	(436.7)	(457.7)	(4.6)
Non-Controlling Interest	(133.4)	(392.4)	(66.0)	(32.3)	(28.1)	14.9
Consolidated Net Income	13,469.4	14,181.0	(5.0)	3,858.7	3,811.2	1.2

Operating Result before adjusted Taxation	12M20	12M19	annual variation %	4Q20	3Q20	quarterly variation %
(R$ Million)
Result before Taxation on Profit and Participation	8,921.2	16,770.0	(46.8)	10,441.4	4,709.6	121.7
Foreign Exchange Hedge	13,271.2	1,370.8	868.2	(4,248.0)	2,071.8	(305.0)
Operating Income Before Adjusted Taxation	22,192.4	18,140.8	22.3	6,193.4	6,781.4	(8.7)

Income TAX	12M20	12M19	annual variation %	4Q20	3Q20	quarterly variation %
(R$ Million)
Income tax and social contribution	6,539.5	(462.0)	(1,515.5)	(6,113.8)	(412.6)	1,381.7
Foreign Exchange Hedge	(13,271.2)	(1,370.8)	868.2	4,248.0	(2,071.8)	(305.0)
Adjusted Income Tax and Social Contribution	(6,731.7)	(1,840.8)	267.3	(1,865.8)	(2,484.5)	(24.9)

The Bank's rapid adaptation to different scenarios, supported by a solid balance sheet position and a well-defined business model, made it possible to capture important opportunities in the period, always prioritizing customer needs. Accordingly, we offer a plan to extend installments of various types of financing granted to customers in order to provide greater financial capacity. In this quarter, an additional provision of R$3,2 billion was made, supported by assumptions based on stress scenarios. In addition, the Bank continued to evolve our risk models, which helped to maintain the quality of the credit portfolio at controlled levels. As a result of our actions in the period, we observed an increase in margins while reaching the best historical level of the efficiency index.

The return on average shareholders' equity reached 18.11% in the year, down 2.90 p.p. and 13.79% in the last 12 months.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income. As of 2022, all exchange rate variations will be computed on the taxable basis of the IRPJ and CSLL.

Law 14.031/20, of July 28, 2020, determines that, as of January 2021, 50% of the foreign exchange variation of investments abroad must be computed in the determination of the real profit and in the calculation base of the Social Contribution on the Net Income (CSLL) of the investing legal entity domiciled in the country. As of 2022, the foreign exchange variation of investments abroad will be fully computed on the basis of the IRPJ and CSLL.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/COFINS) and income taxes (IR/CSLL), as demonstrated below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branchs and the Subsidiary Santander Brasil EFC (R$ Million)	12M20	12M19	annual variation %	4Q20	3Q20	quarterly variation %
Exchange Variation - Profit From Financial Operations	16,791.9	1,511.3	1011.1	(5,015.4)	2,449.4	(304.8)

Derivative Financial Instruments - Profit From Financial Operations	(30,374.9)	(2,776.6)	994.0	9,723.8	(4,587.7)	(312.0)
Income Tax and Social Contribution	13,271.2	1,370.8	868.1	(4,248.0)	2,071.8	(305.0)
PIS/COFINS - Tax Expenses	311.8	(106.5)	(392.8)	(460.4)	66.5	(792.3)

b) Other Operating (Expenses) Income

Banking service fees and fees totaled R$ 18,464 million in the year, down 1.2% over 12M19, mainly explained by the lower revenue from cards and services acquired. In 4Q20, these revenues totaled R$ 5,133 million, 8.2% higher than 3Q20, as a result of the better performance of almost all revenue lines.

Income from Services Rendered and Banking Fees (R$ Millions)	12M20	12M19	annual changes%	4Q20	3Q20	quarter changes %
Asset Management	1,016.9	1,085.9	(6.4)	276.7	262.0	5.6
Checking Account Services	3,965.6	3,857.1	2.8	1,057.7	1,021.6	3.5
Lending Operations and Income from Guarantees Provided	1,437.6	1,379.3	4.2	389.1	378.2	2.9
Lending Operations	805.8	834.5	(3.4)	233.5	197.2	18.4
Income Guarantees Provided	631.8	544.7	16.0	155.6	181.0	(14.0)
Insurance Fees	3,116.9	3,118.3	(0.0)	907.4	745.3	21.7
Cards (Debit and Credit) and Acquiring Services	5,590.2	6,118.4	(8.6)	1,621.7	1,406.5	15.3
Collection	1,471.1	1,514.6	(2.9)	384.8	368.6	4.4
Brokerage, Custody and Placement of Securities	1,062.0	982.1	8.1	223.5	361.0	(38.1)
Others	803.7	628.8	27.8	272.4	203.1	34.1
Total	18,464.0	18,684.5	(1.2)	5,133.3	4,746.3	8.2

General Expenses - General expenses, including depreciation and amortization without goodwill, totaled R$ 21,835 million in the year, 2,7% higher than 12M19, and significantly below the 4.52% inflation for the period. In the quarterly comparison, general expenses registered an increase of 9,4%.

Personnel expenses, including profit sharing, totaled R$ 9,035 million in the year, down 4.9% over the same period last year. In three months, these expenses increased by 13,5%.

Administrative expenses, excluding depreciation and amortization, reached R$ 9,705 million in the year, an increase of 4,9% compared to 12M19, with emphasis on the increase in data processing expenses due to the development of projects. Compared to 3Q20, these expenses expanded 9.4%, mainly as a result of higher expenses with specialized and third-party technical services, and with advertising, promotions and publicity, as a result of higher expenses with year-end campaigns.

General Expenses (R$ Millions)	12M20	12M19	annual changes%	4Q20	3Q20	quarter changes %
Personnel Expenses	(9,035.2)	(9,496.2)	(4.9)	(1,522.0)	(1,340.7)	13.5
Other Administrative Expenses, excluding the effects of goodwill amortization	(12,800.4)	(11,775.1)	8.7	(3,456.9)	(3,210.0)	7.7
General Expenses, excluding the effects of goodwill amortization	(21,835.5)	(21,271.3)	2.7	(4,978.9)	(4,550.7)	9.4

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Dec/20	Dec/19	annual variation %
Current and Long-Term Assets	988,537.8	844,294.7	17.1
Permanent Assets	13,851.2	13,248.4	4.5
Total Assets	1,002,389.0	857,543.1	16.9
Current and Long-Term Liabilities	921,914.6	785,789.3	17.3
Deferred Income	355.5	285.2	24.7
Non-Controlling Interest	1,150.7	1,695.4	(32.1)
Stockholders' Equity	78,968.2	69,773.2	13.2
Total Liabilities and Stockholders' Equity	1,002,389.0	857,543.1	16.9

Total assets are mainly represented:
(R$ Millions)	Dec/20	Dec/19	annual variation %
Loan Portfolio	411,654.8	352,027.9	16.9
Securities and Derivative Financial Instruments	266,088.4	193,454.7	37.5
Interbank Investments	69,698.3	43,367.5	60.7
Interbank Accounts	91,011.3	89,265.0	2.0

2.3) Loan Portfolio

Management Disclosure of Loan Portifolio by Segment (R$ Million)	Dec/20	Dec/19	annual changes %
Individuals (1)	173,627.0	155,337.8	11.8
Consumer Finance	60,256.3	58,231.0	3.5
Individuals (1)	53,974.2	50,671.1	6.5
Corporate	6,282.1	7,559.9	(16.9)
Small and Medium-sized Entities	55,914.9	41,261.7	35.5
Large-sized Entity	121,183.5	97,197.3	24.7
Sim	673.1	0.0	673.1
Total Loan portfolio (gross)	411,654.8	352,027.9	16.9
Other Operations with Credit Risk	99,311.8	80,505.1	23.4
Total Extended Portfolio (gross)	510,966.6	432,533.0	18.1
Allowance for Loan Losses (2)	(25,067.0)	(21,408.1)	17.1
Total Loan portfolio (net)	485,899.6	411,124.9	18.2

(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$227,601 on December 31, 2020 - 12/31/2019 – R$$206,009).

(2) In addition to the provision for loans, also includes debentures, FIDC, CRI, promissory notes, promissory notes for placement abroad, assets related to acquiring activities and sureties and sureties.

The credit portfolio reached R$ 411,655 million in 2020, which represents an increase of 16.9% in relation to the previous year. Most of segments registered a positive variation in the year, with the SME and Large Companies segments being the most significant variations, 35.5% and 24.6%, respectively.

In addition, the performance is still supported by the +Negócios platform, which operates in the vehicle segment and offers better experiences throughout the customer's journey.

Delinquency

The delinquency rate over 90 days decreased by 0.9 p.p. in the year and reached 2.1% in December 2020, the lowest level ever recorded. This movement was a result of the improvement in the index of the Individuals and Individuals segments, which are still partly influenced by the effect of the payment extensions offered to our customers. In addition, the product mix, with a lower share of the rotating ones, also contributes positively to the good performance of the default rate. In three months, the indicator was stable.

The 15 to 90 day delinquency rate reached 2.8% in December 2020, a reduction of 1.0 p.p. in the year in both segments. In the quarter, the index decreased by 0.3 pp, also benefiting from the increase in the loan portfolio in the period.

The balance of provisions for expected losses associated with credit risk represents 6.1% of the credit portfolio on December 31, 2020, 6.1% on December 31, 2019.

The expense for allowance for loan losses, net of revenue from recovery of credits written off for losses in 2020 and 2019, was R$13,689 million and R$13,447 million, respectively, showing an increase of 1.8%.

2.4) Funding by Customers

Funding by Customers (R$ Millions)	12M20	12M19	annual variation %
Demand Deposits	41,821.3	29,107.5	43.7
Saving Deposits	63,306.5	49,039.9	29.1
Time Deposits	279,778.6	190,344.5	47.0
Debentures/LCI/LCA/LIG (1)	52,382.8	50,635.2	3.5
Treasury Bills/Structured Operations Certificates	18,462.0	34,526.5	(46.5)
Total Funding	455,751.2	353,653.6	28.9

(1)   Debentures repurchase agreement, Real Estate Credit Notes (LCI), Agribusiness Credit Notes (LCA) and Guaranteed Real State Credit Notes (LIG).

Customer borrowings totaled R$455,751 million on December 31, 2020, with an increase of 28.9% in twelve months (or R$102 million), mainly influenced by the expressive 43.7% expansion in demand deposits, and by the 47,0% growth in time deposits.

2.5) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US$2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan are as follows:

Debt Instruments Eligible to Compose Capital		dec/20		dec/19
Specific features	Tier I	Tier II	Tier I (1)	Tier II (1)
Issuance	Nov-18	Nov-18	Nov-18	Nov-18
Amount (Million)	$1.250	$1.250	$1.250	$1.250
Interest Rate (p.a.) (2)	7,250%	6,125%	7,250%	6,125%
Maturity	No Maturity (Perpetual)	Nov-28	No Maturity (Perpetual)	Nov-28
Value	$6.554	$6.565	$5.092	$5.083
Periodicity of	semiannually, as of May 8, 2019	semiannually, as of May 8, 2019	semiannually, as of May 8, 2019	semiannually, as of May 8, 2019
Payment

(1) Notes repurchased in 2019; as authorized by Bacen on December 18, 2018. As of the date of these notes were excluded of Level I and Level II PR.

(2) The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

The Notes issued in 2018 have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

2.6) Stockholders’ Equity

As of December 31, 2020, Banco Santander 's consolidated shareholders' equity increased by 13.2% compared to December 31, 2019.

The change in Shareholders' Equity between December 31, 2020 and December 31, 2019, was mainly due to the net income for the year in the amount of R$13,469 million, the negative equity valuation adjustment (marketable securities and derivative financial instruments ) in the amount of R$890 million and in an employee benefit plan in the amount of R$572 million (net of tax effects), due to the remeasurement of actuarial obligations due to the variation in interest rates caused by the macroeconomic scenario observed in the fiscal year 2020.

Treasury Shares

Below, the movement of Treasury Shares:

	Dec/20	Dec/19
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	16,702	13,317
Shares Acquisitions	5,052	6,465
Payment - Share-based compensation	(2,925)	(3,080)
Treasury shares at end of the period	18,829	16,702
Subtotal - Treasury Shares in thousands of reais	$785,587.00	$679,364
Emission Costs in thousands of Reais	$1,771.00	$1,771
Balance of Treasury Shares in thousands of reais	$787,358.00	$681,135
Cost/Share price	Units	Units

Minimum cost	R$7.55	R$7.55
Weighted average cost	R$33.24	R$32.10
Maximum cost	R$49.55	R$49.55
Share price	R$44.83	R$42.60

In the fiscal year ended on December 31, 2020 and 2019, there were highlights of Dividends and Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	Dec/20	Dec/19
Interest on capital	3,325.0	4,010.0
Dividends	0.0	6,790.0
Total	3,325.0	10,800.0

2.7) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, risk market risk and operational risk.

As established in CMN Resolution No. 4,193 / 2013, the requirement for PR in 2019 was 10.5%, comprising 8.0% of Minimum Equity of Reference plus 2.5% of Additional Capital Conservation. Considering this surcharge, PR Level I increased to 8.5% and Minimum Principal Capital to 7.0%.

For the base year 2020, the PR requirement remains at 10.25%, including 8.0% of Reference Equity Minimum, plus 1.25% of Capital Conservation Additional and 1.0% of Systemic Additional. PR Level I reaches 8.25% and Minimum Principal Capital 6.75%.

In view of the pandemic scenario, the Central Bank of Brazil has been monitoring the Brazilian market and defining a set of rules to minimize the impacts of the pandemic. In the case of capital, it reduces the reduction in the Additional Capital Conservation Additional from 2.5% to 1.25%, expanding the capacity to grant new credit operations.

The Basel ratio is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

Basel Index%	Dec/20	Dec/19
Tier I Regulatory Capital	77,571.5	66,481.7
Principal Capital	71,006.3	61,389.5
Supplementary Capital	6,565.2	5,092.2
Tier II Regulatory Capital	6,554.4	5,083.8
Regulatory Capital (Tier I and II)	84,126.0	71,565.5
Credit Risk	478,303.5	407,786.2
Market Risk	15,846.3	20,235.2
Operational Risk	57,419.4	47,965.5
Total RWA	551,569.2	475,986.9
Basel I Ratio	14.06	13.97
Basel Principal Capital	12.87	12.90
Basel Regulatory Capital	15.25	15.04

2.8) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio for the period ended December 31, 2020, of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	50,196.7	1,542.3	743.3	48,542.3	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	42,321.1	2,072.0	289.9	0.0	100.00%
Banco Bandepe S.A.	27,002.1	5,369.5	90.9	0.0	100.00%
Banco RCI Brasil S.A.	12,095.2	1,405.5	180.6	9,345.2	39.89%
Santander Leasing S.A. Arrendamento Mercantil	8,544.5	5,832,9	78.3	2,096.2	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	6,684.9	3,571.5	570.3	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	420.6	1.3	(14.7)	0.0	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,792.9	1,758.6	88.8	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,009.2	731.3	90.9	0.0	100.00%

(1) Includes balances referring to leasing portfolio and other credits.

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM, in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Other Events

3.1) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

3.2) Corporate Restructuring

During the 2019 and 2020 financial years, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the Banco Santander business plan:

i) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, by the decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, SA (whose name was changed to Santander Brasil, SAU), an offshore entity with headquarters in Spain, was approved, wholly owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services. The capital invested abroad was repatriated in November 2020. The deed of dissolution and liquidation of the company was registered with the Mercantile Registry of Madrid with effect on December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

ii) Disposal of the equity interest held in Super Payments and Administration of Means of Electronic Media S.A.

On February 28, 2020, the sale to Superdigital Holding Company, SL of a company indirectly controlled by Banco Santander, SA, of the shares representing the entire share capital of Super Payments and Administração de Meios Eletrônico SA (“Superdigital”) for the amount R$270 million. As a result, the Company is no longer a shareholder of Superdigital.

iii) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A. and incorporation of Banco Olé Consignado S.A. and of Bosan Participações S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé).

On January 31, 2020, the Company and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Company and payment to sellers in the total amount of R$1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of Banco Olé's shares.

On August 31, 2020, the shareholders of Banco Santander approved the merger by the Bank of Banco Olé Consignado SA and Bosan Participações SA The mergers did not result in an increase in the capital of Santander Brasil and are pending approval by the Central Bank of Brazil.

iv) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA.

On March 24, 2020, the Company acquired shares representing the total share capital of Toque Fale Serviços de Telemarketing LTDA (“Toque Fale”) for the amount of R$1,099, corresponding to the equity value of the quotas on February 29, 2020, previously held by Getnet Adquirência e Serviços para Means of Payment SA and Auttar HUT Processamento de Dados LTDA. As a result, the Company became a direct shareholder of Toque Fale and holder of 100% of its capital.

v) Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S.A.

On November 1, 2019, Atual Serviços de Recuperação de Creditos e Meios Digitais SA (“Atual”), wholly owned subsidiary of Banco Santander, and the minority shareholders of Return Capital Serviços e Recuperação de Crédito SA (“Return Capital”) celebrated Return Capital Stock Purchase and Sale Agreement, in which Atual acquired all the shares of minority shareholders, corresponding to 30% of

Return Capital's share capital. The acquisition was completed on November 1, 2019, so Atual now holds 100% of the shares representing Return Capital's share capital.

vi) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the purchase and sale negotiation of quotas representing Summer's total share capital. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's share capital. Due to the Entity's sale plan in the term term, Summer was initially recorded as Non-Current Assets Held by the Sale, at its cost value. In June 2020, with the failure to execute the established plan, Summer became part of the scope of Banco Santander Consolidated Financial Statements.

vii) Disposal of investments in Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, the shareholders of Norchem Holding e Negócios SA and Norchem Participações e Consultoria SA (jointly, “Norchem Companies”) approved the capital reduction of the two Norchem Companies, in the amounts of R$14,770 and R$19,950, respectively, after that Banco Santander withdrew from the board of shareholders of Norchem Societies.

viii) Execution of an Agreement for the Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Titulos e Investimentos SA, which is indirectly controlled by Banco Santander, entered into an investment agreement and other covenants with Toro Controle e Participações SA shareholders (“Toro Controle”) which, once the operation is completed, will hold 60% of Toro Controle's share capital. Toro Controle is a holding company that ultimately controls Toro Corretora de Titulos e Valores Mobiliários Ltda. and Toro Investimentos S.A. (together “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities broker focused on the retail public. The completion of the transaction is subject to the signing of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

ix) Execution of a Contract for the Acquisition of Equity Interest in Gira - Integrated Management of Receivables from Agronegócio S.A.

On August 11, 2020, Banco Santander entered into a share purchase agreement and other covenants with Gira - Integrated Management of Receivables of Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2020. With the completion of the operation, Banco Santander now holds 80% of Gira's share capital.

x) Execution of a contract for the Acquisition of Paytec Tecnologia em Payments Ltda. and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Payments Ltda. and Paytec Logística e Armazém Eireli (jointly "Paytec"), purchase and sale of quotas, transfer of ownership and other covenants, whereby, once the transaction is completed, it will hold 100% of Paytec's share capital. Paytec acts as a logistics operator with national coverage and focused on the payments market. The completion of the transaction is subject to the signing of definitive instruments and approval by the Central Bank of Brazil.

xi) Sale of the entire stake held in CIBRASEC

On July 24, 2019, Banco Santander sold its entire stake in CIBRASEC - Companhia Brasileira de Securitização, corresponding to 4,000 common shares and 50 preferred shares, to ISEC Securitizadora SA for the amount of R$ 9,845. Due to the closing of the transaction, Banco Santander is no longer a shareholder of CIBRASEC.

xii) Incorporation of the spun-off portion of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off of Integry Tecnologia e Serviços AHU Ltda. was approved. (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Meios de Pagamento S.A (“Getnet”), with version of the spun-off portion of its assets, referring to its assets and liabilities, to Getnet. The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, SL (“SMPS Global”), a company based in Spain and controlled by Banco Santander, SA (Santander Spain), entered into a Purchase and Sale Agreement of the representative shares of Integry's total share capital, so that SMPS Global now holds 100% of Integry's share capital. On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander's Board of Directors met and resolved:

On December 26, 2020, approve the proposal for declaration and payment of interest on own capital, in the gross amount of R$665 million for payment as of February 1, 2021, without any remuneration as monetary restatement.

On December 18, 2020, approve the election of directors Adriana Marques Lourenço de Almeida, Francisco Soares da Silva Junior, Marilize Ferrazza Santinoni and Ricardo Olivare de Magalhães as Directors without a Specific Designation.

On October 26, 2020, approve the proposal to highlight and pay interest on own capital, in the gross amount of R$1 billion paid on December 23, 2020, without any monetary restatement.

On October 26, 2020, to approve the Parent Company and Consolidated Condensed Interim Financial Statements of Banco Santander, prepared in accordance to the accountancy practices adopted in Brazil, applicable to the institutions authorized to operate by Bacen and Parent Company and Consolidated Condensed Interim Financial Statements prepared in accordance to the International Financial Reporting Standards (IFRS), both relative to the period ended in September 30, 2020.

On October 9, 2020, approve (i) the amendment to the Internal Rules of the Sustainability Committee and (ii) the election of Mr. Tasso Rezende de Azevedo as a member of the Sustainability Committee.

On September 22, 2020, approve the re-election of Ms. Monique Silvano Arantes Bernardes. as the Company's Ombudsman for a new 1 (one) year term.

On September 1, 2020, to re-ratify the resolutions at the Company’s Board of Directors’ Meeting held on May 21, 2020, which dealt with the election of the members of the Company’s Audit Committee for a new term.

On August 28, 2020, to know the resignation of Mr. Rafael Bello Noya, Officer without specific designation of the Company.

On July 29, 2020, approve (i) the proposal for the merger of Bosan Participações S.A. by the Company; (ii) the proposal for the merger of Banco Olé Consignado S.A. by the Company; and (iii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding appraisal reports of the Merged Companies; (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the merger of Bosan by the Company; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the merger of Banco Olé by the Company; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

On July 28, 2020, approve the Banco Santander Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Banco Santander Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), both referring to the semester ended June 30, 2020.

On July 28, 2020, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$ 770 million, for paid in September 25, 2020, without any indexation.

On July 03, 2020, approve the election of Mr. João Marcos Pequeno De Biase as Executive Officer without specific designation of the Bank.

On June 29, 2020, approve (i) the departure of Mr. René Luiz Grande from the position of member of the Bank's Risk and Compliance Committee; and (ii) the election of Mr. René Luiz Grande to the position of member of the Bank's Audit Committee.

On June 12, 2020, approve the election of Ms. Virginie Genès-Petronilho as a member of the Bank's Risk and Compliance Committee.

On May 27, 2020, approve the amendment to the Internal Regulations of the Board of Directors, the Audit Committee and the Risks and Compliance Committee.

On May 21, 2020, approve the election of the members of the Bank's Audit Committee for a new term of officer: Ms. Deborah Stern Vieitas, Mr. Luiz Carlos Nannini and Ms. Maria Elena Cardoso Figueira.

On April 28, 2020, approve the election of Mr. Pedro Augusto de Melo as a member and Coordinator of the Bank's Risk and Compliance Committee.

On April 27, 2020, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$ 890 million, paid in of June 26, 2020, without any indexation.

On April 27, 2020, approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the consolidated Condensed Intermediate Financial Statements of Banco Santander, prepared in accordance with International Financial Reporting Standards (IFRS), both for the period ended March 31, 2020.

On April 23, 2020, (i) acknowledgment of the resignation presented by Mr. Celso Clemente Giacometti to the positions of member of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Remuneration Committee of the Bank; (ii) approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Nomination and Governance Committee of the Bank, to the position of Coordinator of the referred Committee; (iii) approve the exoneration of Mr. Bernardo Parnes from the position of Coordinator of the Risk and Compliance Committee of the Bank; (iv) approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Risk and Compliance Committee of the Bank, to the position of Coordinator of the referred Committee; and (v) approve the exoneration of Mr. José Roberto Machado Filho, Executive Officer of the Bank.

On April 07, 2020, approve the election of Sr. Marcelo Augusto Dutra Labuto as Director with no specific designation.

On February 28, 2020, approve the resignation of Mr. Ulisses Gomes Guimarães, Director with no specific designation of the Bank; (ii) know the resignation of Mr. Gilberto Duarte de Abreu Filho, Director without a specific designation of the Bank; and (iii) approve the election of Mr. Sandro Rogério da Silva Gamba as an Officer without a specific designation of the Bank.

On February 3, 2020, approve the election of Sres. Sandro Kohler Marcondes, Vítor Ohtsuki and Geraldo José Rodrigues Alckmin Neto as Directors with no specific designation.

On January 28, 2020, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2019.

There was no change in corporate governance decided by the Bank for the base date of March 31, 2020. These decisions are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2019.

6. Risk Management

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the structure of risk and capital management (GIRC), effective from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, define an integrated stress test program and declare the Risk Appetite Statement (RAS - Risk Appetite Statement), set up a Risk Committee, define a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for information disclosure policy. Banco Santander develops necessary actions on a continuous and progressive basis, aiming at adhering to the resolution. No relevant impacts were identified as a result of this standard.

For more information, see note 30 to this publication.

Capital Management Structure

Banco Santander's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website at www.santander.com.br/ri/gerenciamento-de-risco.

Internal Audit

The Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function and independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. The Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent in Banco Santander activity, Internal Audit has a set of tools developed internally and updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the latest audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be carried out, are periodically reviewed.

The Audit Committee and the Board of Directors have favorably analyzed and approved the Internal Audit work plan for 2020.

7. People

With the public health crisis triggered earlier this year, there has never been so much talk about care. Take care of yourself and the other. And at Santander, we continue to take care of our people, an essential element in the Company. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 38,531 employees here in Brazil.

In the Health theme, we designed our internal protocol for action to contain COVID-19, guided by Organs sanitary and health agencies. We have the Telemedicine service in partnership with Hospital Albert Einstein, guaranteeing high quality medical care to 100% of employees and their dependents, in addition to the investment in the Emotional Health Program that has supported our people in adapting and facing social distance.

For the development of our people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, providing that everyone, online and in person, can improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to leave the comfort zone and invest in yourself by expanding knowledge and repertoire.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, making sure that there is alignment between everyone through recurring and frank conversations, career guidance and special moments to reward the growth of the teams.

Banco Santander values a diverse environment, where each competence and each difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is the Talent Show. In it, Banco Santander opens space to get to know the most different performances and explore the universe of skills that exist in the Bank, allowing interaction and fraternization among colleagues.

Since 2007, the bank has held Santander Week, a week that aims to celebrate institutional culture and connect with the community, through initiatives that mobilize the more than 45 thousand employees. In the 2020 edition, the challenges posed by the pandemic motivated us to go beyond the borders of agencies and corporate buildings, inviting the whole society to participate even though remotely, but multiplying the effect of the campaign. The entire effort was invested in the “Mothers of the Favela” project, of the Central Única das Favelas (CUFA), more than R$7,226 million distributed to mothers who are heads of families in more than 5,000 favelas throughout Brazil. The dissemination of #efeitosantander throughout Brazil!

The result of all these actions is the high level of engagement, proven through two surveys that are carried out annually and that bring excellent indicators. One of them points out that at least 90% of employees say they want to stay at Banco Santander for a long time. It is believed that this satisfaction reflects positively on interactions with Customers, generating greater loyalty, sustainable growth and investments in Society, which leads Banco Santander to be the best Bank for all stakeholders.

8. Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and businesses.

The year 2020 will be marked by the transformation in ESG (environmental, social and governance) businesses with the launch of new products on the market; for the partnership with Itaú and Bradesco in making ten commitments to boost sustainable development in the Amazon region; and also for the social impact generated in the communities, mainly in supporting institutions to fight the COVID-19.

In total, R$32.3 billion were made possible in ESG businesses, an increase of more than 100% in relation to the previous year. Among the novelties of 2020 are the first ESG Linked Loan operation, which has interest rates linked to the achievement of strategic environmental commitments; the participation in the first issue of Green Bonds by a Brazilian company in the logistics sector in the international market; the issuance of the second operation carried out in the world of Sustainable Linked-Bond in the amount of US$1.25 billion and the launch of a line of R$5 billion to enable investments in sanitation. It was also the first bank to sell CBIOs, bonds issued by biofuel manufacturers to help distributors offset their carbon emissions, and launched a new financing model for agro cooperatives in the areas of solar energy and irrigation. The Bank relaunched the Ethical fund, one of the first with a sustainable theme and launched Santander Go Global Equity ESG, a fund that invests its resources in a variable income offshore with a diversified portfolio and that invests in high quality companies in the main countries of the world. and that present solid sustainability criteria. Among the main recognitions, we highlight the presence in the portfolio of B3's Corporate Sustainability Index (ISE) 2021, for the 11th consecutive year and the 1st Notable CNN 2020 Award, in the Social Responsibility category. The Bank also received the A- score on the Carbon Disclosure Project (CDP) and thus ranks among the 2% of companies with the best climate performance in Brazil and among the best 1.5% in Latin America.

In the social sphere, the Bank promoted a series of actions to support customers and society in the face of the global health crisis scenario, which totaled R$100 million. Among the actions, we highlight the support to five hospitals that acted on the front line in combating the COVID-19, in which more than R$7 million were collected, half of which was donated by employees and the other half doubled by the Bank. Through lives, employees also collected around 800 tons of food, in addition to clothes and hygiene products. The materials were donated to more than 500 institutions, impacting more than 170 thousand people in the country. In partnership with the Central Única de Favelas (CUFA), the Bank promoted a 12-hour festival, O Canal é Seu, broadcast on television and radio channels and raised more than R $ 3 million for the project Mãe da Favela. Considering the Bank's donation, a total of R$7 million was allocated to be distributed to 20 thousand families through SuperDigital. Finally, the Amigo de Valor program, in which employees and customers donate part of the income tax due to the Funds for the Rights of Children and Adolescents, allocated R$15.7 million to 59 projects.

Among the main recognitions, we highlight the presence in the portfolio of B3's Corporate Sustainability Index (ISE) 2021, for the 11th consecutive year and the 1st Notable CNN 2020 Award, in the Social Responsibility category. The Bank also received the A- score on the Carbon Disclosure Project (CDP) and thus ranks among the 2% of companies with the best climate performance in Brazil and among the best 1.5% in Latin America.

9. Pandemic Effects - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of work in the home office, (b) the definition of a follow-up protocol, with health professionals, for employees and family members who have the symptoms of COVID-19 and (c) increased communication about preventive measures and remote means of care.

The Federal Government through the National Monetary Council and the Central Bank of Brazil has adopted measures to mitigate the impacts caused by COVID-19, specifically on credit operations, fundraising, reduction of reserve requirements and aspects related to capital, such as ( a) measures to facilitate the renegotiation of credit operations without an increase in provisions, (b) a reduction in capital requirements, in order to expand the credit system's ability to grant credit and (c) a reduction in reserve requirements. , to improve liquidity conditions.

As of the date of this disclosure, the Bank has identified (a) increase in loan and financing operations, especially for companies; (b) increase in requests for renegotiation and extension of terms for credit operations; (c) impacts on the allowance for loan losses and (d) increase in funds raised.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

10. Independent Audit

The policy of Banco Santander, including its subsidiaries, in contracting services not related to the auditing of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions in his client, (iii) the auditor must not promote his client's interests, and (iv) the need for approval of any services by the Bank's Audit Committee.

In compliance with the Securities and Exchange Commission Instruction 381/2003, Banco Santander informs that in the period ended December 31, 2020, PricewaterhouseCoopers did not provide services not related to the independent auditing of the Financial Statements of Banco Santander and controlled companies over 5% of the total fees related to independent audit services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include assessing the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the audit of the Financial Statements by its independent auditors during the period ended on December 31, 2020, did not affect the independence and objectivity in conducting the external audit exams carried out at Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of (02/02/2021).

Balance Sheet

			Bank		Consolidated
	Notes	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Current Assets		586,324,279	496,060,072	603,330,917	514,863,901
Cash	4	19,522,250	9,543,649	19,512,315	9,924,644
Financial Instruments		511,695,788	434,417,861	523,139,590	447,930,114
Interbank Investments	5	112,963,929	82,235,455	68,116,477	42,571,395
Securities and Derivative Financial Instruments	6	96,534,510	58,995,620	107,235,066	63,266,293
Derivative Financial Instruments	6	17,886,650	2,653,751	18,446,009	8,894,341
Lending Operations	8	114,776,536	86,609,089	141,271,392	116,559,396
Others Assets Instruments	10.a	169,534,163	203,923,946	188,070,646	216,638,689
Leasing Operations		-	-	905,502	1,216,238
Provisions for Expected Losses Associated with Credit Risk	8.e	(7,078,539)	(3,740,217)	(8,563,593)	(4,866,288)
Other Assets	12	62,184,780	55,838,779	68,337,103	60,659,193

Long-Term Assets		403,900,472	342,475,655	399,058,061	342,679,166
Financial Instruments		331,190,945	272,362,351	340,476,305	288,712,079
Interbank Investments	5	30,940,159	33,694,075	1,581,776	796,099
Securities and Derivative Financial Instruments	6	119,283,560	103,773,467	126,013,272	112,747,234
Derivative Financial Instruments	6	14,394,066	8,532,484	14,394,066	8,546,799
Lending Operations	8	164,803,732	124,642,741	196,839,325	164,339,938
Others Assets Instruments	10.a	1,769,428	1,719,584	1,647,866	2,282,009
Leasing Operations		-	-	1,565,882	1,584,760
Provisions for Expected Losses Associated with Credit Risk	8.e	(14,756,906)	(14,921,750)	(16,503,895)	(16,541,804)
Other Assets	12	16,309,573	19,862,679	19,747,782	23,771,384
Current and deferred tax assets	11	35,748,981	28,074,411	39,920,834	31,904,371
Investments		23,208,562	26,831,540	332,851	354,490
Investments: Investments in Associates and Subsidiaries	14	23,187,617	26,810,793	311,852	333,674
Other Investments		20,945	20,747	20,999	20,816
Fixed Assets	15	6,102,538	6,214,168	7,046,685	7,181,088
Intangível	16	6,096,779	4,052,256	6,471,617	5,712,798
Total Assets		990,224,751	838,535,727	1,002,388,978	857,543,067

			Bank		Consolidated
	Notes	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Current Liabilities		642,103,558	594,642,669	657,760,203	598,591,332
Deposits and Other Financial Instruments		612,837,974	561,166,493	604,543,402	550,316,567
Deposits	17	292,520,822	214,983,542	290,741,035	212,838,421
Money Market Funding	17	119,188,451	111,939,869	114,214,008	106,248,412
Local Borrowings	17	53,750,603	43,870,657	53,790,402	41,322,712
Domestic Onlendings - Official Institutions	17	4,920,596	3,697,638	4,920,596	3,697,638
Funds from Acceptance and Issuance of Securities	17	36,043,882	60,517,226	30,549,046	51,265,094
Derivative Financial Instruments	6	17,389,567	3,774,395	18,372,819	10,112,463
Other Financial Liabilities	18a	89,024,053	122,383,166	91,955,496	124,831,827
Other Liabilities	19	26,145,866	30,621,361	48,710,732	44,182,331
Current and Deferred Tax Liabilities	11	3,119,718	2,854,815	4,506,069	4,092,434

Long-Term Liabilities		268,624,333	173,943,594	264,154,358	187,197,923
Deposits and Other Financial Instruments		232,775,324	139,047,452	222,518,755	144,417,032
Deposits	17	99,950,659	59,228,624	99,310,763	60,089,570
Money Market Funding	17	40,783,009	17,692,578	40,783,009	17,692,578
Local Borrowings	17	1,221,159	1,788,469	1,221,159	1,802,272
Domestic Onlendings - Official Institutions	17	7,827,793	8,056,939	7,827,793	8,056,939
Funds from Acceptance and Issuance of Securities	17	51,015,924	31,062,142	40,078,721	34,697,521
Derivative Financial Instruments	6	17,737,559	10,208,817	17,896,646	10,510,899
Other Financial Liabilities	18a	14,239,221	11,009,883	15,400,664	11,567,253
Other Liabilities	19	33,579,893	31,236,486	38,833,292	38,581,468
Current and Deferred Tax Liabilities	11	2,269,116	3,659,656	2,802,311	4,199,423
		-	-	-	-
Deferred Income		313,983	261,741	355,526	285,219
		-	-	-	-
Stockholders' Equity	21	79,182,877	69,687,723	78,968,183	69,773,232
Capital		57,000,000	57,000,000	57,000,000	57,000,000
Capital Reserves		302,665	197,369	298,313	194,115
Profit Reserves		23,128,797	12,909,736	22,511,135	12,986,778
Adjustment to Fair Value		(457,227)	261,753	(49,907)	273,474
(-) Treasury Shares		(791,358)	(681,135)	(791,358)	(681,135)
		-	-	-	-
Non Controlling Interest	21.e	-	-	1,150,708	1,695,361
		-	-	-	-
Total Stockholders' Equity		79,182,877	69,687,723	80,118,891	71,468,593
		-	-	-	-
Total Liabilities		990,224,751	838,535,727	1,002,388,978	857,543,067

Income Statements

				Bank			Consolidated
	Notes	07/01 to 12/31/2020	01/01 to 12/31/2020	01/01 to 12/31/2019	07/01 to 12/31/2020	01/01 to 12/31/2020	01/01 to 12/31/2019
Income Related to Financial Operations		25,197,617	99,165,058	74,721,192	29,424,800	108,988,273	82,740,412
Loan Operations		18,228,031	46,237,064	42,352,541	23,272,154	57,764,083	55,491,261
Leasing Operations		-	-	-	131,269	287,529	359,013
Securities Transactions	6.a	6,685,978	57,259,976	28,749,086	5,032,562	54,234,954	24,912,162
Derivatives Transactions		(795,801)	(277,672)	(2,509,211)	35,849	747,518	(3,213,924)
Foreign Exchange Operations		539,859	(5,605,733)	2,308,073	411,606	(5,605,733)	1,345,226
Compulsory Deposits		539,550	1,551,423	3,820,703	541,360	1,559,922	3,846,674
Expenses on Financial Operations		(5,563,232)	(83,174,153)	(50,096,357)	(7,841,847)	(87,750,952)	(51,759,742)
Funding Operations Market	17.b	(3,975,642)	(44,594,777)	(30,172,230)	(4,686,817)	(45,880,675)	(29,214,553)
Borrowings and Onlendings Operations		2,817,236	(24,511,485)	(6,309,687)	2,804,244	(24,542,771)	(6,265,632)
Operations of Sale or Transfer of Financial Assets		154,215	(851,467)	(182,779)	154,296	(851,335)	(213,304)
Allowance for Loan Losses	8.e	(4,559,041)	(13,216,424)	(13,431,661)	(6,113,570)	(16,476,171)	(16,066,253)
Gross Income Related to Financial Operations		19,634,385	15,990,905	24,624,835	21,582,953	21,237,321	30,980,670

Other Operating Revenues (Expenses)		(4,696,709)	(8,479,146)	(10,102,631)	(6,434,338)	(12,555,051)	(14,218,790)
Banking Service Fees	23	5,041,389	9,536,192	10,252,006	7,057,633	13,184,767	13,597,719
Income Related to Bank Charges	23	2,427,653	4,590,143	4,416,991	2,821,992	5,279,203	5,086,733
Personnel Expenses	24	(3,077,785)	(6,220,134)	(6,786,496)	(3,555,591)	(7,177,217)	(7,761,299)
Other Administrative Expenses	25	(6,057,677)	(11,337,530)	(10,318,009)	(6,666,913)	(12,800,395)	(12,142,730)
Tax Expenses	11.d	(2,122,340)	(2,841,346)	(3,228,943)	(2,685,550)	(3,980,474)	(4,570,928)
Investments in Affiliates and Subsidiaries	14	1,184,901	3,007,124	2,724,415	42,170	51,718	44,364
Other Operating Revenues	26	2,266,794	4,600,025	4,288,089	3,086,895	6,265,868	5,193,964
Other Operating Expenses	27	(4,359,644)	(9,813,620)	(11,450,684)	(6,534,974)	(13,378,521)	(13,666,613)
Operating Income		14,937,676	7,511,759	14,522,204	15,148,615	8,682,270	16,761,880

Non-Operating Income	28	9,460	240,290	102,588	2,384	238,967	8,479

Income Before Taxes on Income and Profit Sharing		14,947,136	7,752,049	14,624,792	15,150,999	8,921,237	16,770,359
Income Tax and Social Contribution	11	(6,046,029)	7,972,186	1,020,710	(6,526,405)	6,539,467	(462,073)
Provision for Income Tax		344,879	(28,965)	(1,061,570)	(392,822)	(1,519,306)	(2,396,580)
Provision for Social Contribution Tax		291,450	(35,590)	(729,267)	(91,106)	(835,326)	(1,335,965)
Deferred Tax Credits		(6,682,358)	8,036,741	2,811,547	(6,042,477)	8,894,099	3,270,472
Profit Sharing		(787,837)	(1,668,087)	(1,557,012)	(894,429)	(1,857,937)	(1,734,870)
Non Controlling Interest	21.e	-	-	-	(60,347)	(133,387)	(392,429)
Net Income		8,113,270	14,056,148	14,088,490	7,669,818	13,469,380	14,180,987
Number of Shares (Thousands)	21.a	7,498,531	7,498,531	7,498,531
$)		1,081.98	1,874.52	1,878.83

The accompanying notes from Management are an integral part of these financial statements.

Statements of Comprehensive Income

			Bank			Consolidated
	07/01 to 12/31/2020	01/01 to 12/31/2020	01/01 to 12/31/2019	07/01 to 12/31/2020	01/01 to 12/31/2020	01/01 to 12/31/2019
Profit for the Period	8,113,270	14,056,148	14,088,490	7,669,818	13,469,380	14,180,987
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(493,902)	(1,291,042)	2,011,631	(93,190)	(895,443)	2,023,353
Available-for-sale financial assets	(499,061)	(1,157,351)	2,049,434	(111,913)	(775,316)	2,061,612
Available-for-sale financial assets	(873,548)	(2,410,113)	3,956,626	(161,478)	(1,703,396)	3,968,802
Income taxes	374,487	1,252,762	(1,907,192)	49,565	928,080	(1,907,190)

Cash flow hedges	5,159	(133,691)	(37,803)	18,723	(120,127)	(38,259)
Cash flow hedges	(170,249)	(70,835)	123,134	(156,685)	(57,271)	120,598
Income taxes	175,408	(62,856)	(160,937)	175,408	(62,856)	(158,857)

Other Comprehensive Income that won't be reclassified for Net income:	(107,441)	572,062	(679,298)	(107,441)	572,062	(679,299)
Defined Benefits plan	(107,441)	572,062	(679,298)	(107,441)	572,062	(679,299)
Defined Benefits plan	(148,160)	1,130,271	(1,366,688)	(148,160)	1,130,271	(1,366,688)
Income taxes	40,719	(558,209)	687,390	40,719	(558,209)	687,389

Comprehensive Income for the Period	7,511,927	13,337,168	15,420,823	7,469,187	13,145,999	15,525,041
Attributable to parent company				7,396,147	13,012,612	15,132,612
Attributable to non-controlling interests				73,040	133,387	392,429
Total				7,469,187	13,145,999	15,525,041

The accompanying notes from Management are an integral part of these financial statements.

Statements of Changes in Stockholders' Equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Total

Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Employee Benefit Plans		-	-	-	-	-	-	(679,298)	-	-	(679,298)
Treasury Shares		-	-	-	-	-	-	-	-	(218,814)	(218,814)
Result of Treasury Shares		-	5,796	-	-	-	-	-	-	-	5,796
Reservations for Share - Based Payment		-	50,866	-	-	-	-	-	-	-	50,866
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	2,034,742	(23,111)	-	-	-	2,011,631
Emission Costs of Treasury Shares		-	-	-	-	-	-	-	-	(889)	(889)
Net Income		-	-	-	-	-	-	-	14,088,490	-	14,088,490
Allocations:
Legal Reserve	21.c	-	-	704,459	-	-	-	-	(704,459)	-	-
Dividends	21.b								(6.790.000)		(6.790.000)
Interest on Capital	21.b	-	-	-	-	-	-	-	(4,010,000)	-	(4,010,000)
Reserve for Dividend Equalization	21.c	-	-	-	2,584,723	-	-	-	(2,584,723)	-	-
Others	21.c	-	-	-	-	-	-	-	692	-	692
Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Changes in the Period		-	56,662	704,459	2,584,723	2,034,742	(23,111)	(679,298)	-	(219,703)	4,458,474

				Profit Reserves		Adjustment to Fair Value

	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Total
Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Employee Benefit Plans		-	-	-	-	-	-	572,062	-	-	572,062
Treasury Shares		-	-	-	-	-	-	-	-	(110,223)	(110,223)
Emission Costs of Treasury Shares		-	-	-	-	-	-	-	-	-	-
Result of Treasury Shares	21.a	-	(15,068)	-	-	-	-	-	-	-	(15,068)
Reservations for Share - Based Payment		-	120,364	-	-	-	-	-	-	-	120,364
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,323,847)	32,805	-	-	-	(1,291,042)
Net Income		-	-	-	-	-	-	-	14,056,148	-	14,056,148
Allocations:
Legal Reserve	21.c	-	-	702,807	-	-	-	-	(702,807)	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(3,325,000)	-	(3,325,000)
Minimum Mandatory Dividend	33	-	-	-	-	-	-	-	(512,087)	-	(512,087)
Reserve for Dividend Equalization	21.c	-	-	-	9,516,254	-	-	-	(9,516,254)	-	-
Balances as of December 31, 2020		57,000,000	302,665	4,520,871	18,607,926	2,596,867	124,185	(3,178,279)	(0)	(791,358)	79,182,877
Changes in the Period		-	105,296	702,807	9,516,254	(1,323,847)	32,805	572,062	(0)	(110,223)	9,495,154

Profit Reserves	Adjustment to Fair Value

	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Total

Balances as of June 30, 2020		57,000,000	197,961	4,115,208	13,847,406	3,089,744	125,210	(3,070,838)	-	(792,508)	74,512,183
Employee Benefit Plans		-	-	-	-	-	-	(107,441)	-	-	(107,441)
Treasury Shares		-	-	-	-	-	-	-	-	1,150	1,150
Emission Costs of Treasury Shares		-	-	-	-	-	-	-	-	-	-
Result of Treasury Shares	21.a	-	1,678	-	-	-	-	-	-	-	1,678
Reservations for Share - Based Payment		-	103,026	-	-	-	-	-	-	-	103,026
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(492,877)	(1,025)	-	-	-	(493,902)
Net Income		-	-	-	-	-	-	-	8,113,270	-	8,113,270
Allocations:
Legal Reserve	21.c	-	-	405,663	-	-	-	-	(405,663)	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(2,435,000)	-	(2,435,000)
Minimum Mandatory Dividend	33	-	-	-	-	-	-	-	(512,087)	-	(512,087)
Reserve for Dividend Equalization	21.c	-	-	-	4,760,520	-	-	-	(4,760,520)	-	-
Balances as of December 31, 2020		57,000,000	302,665	4,520,871	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,877
Changes in the Period		-	104,704	405,663	4,760,520	(492,877)	(1,025)	(107,441)	-	1,150	4,670,694

1.

Statements of Changes in Stockholders' Equity – Consolidated

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,007,334	67,241,077
Employee Benefit Plans		-	-	-	-	-	-	(679,299)	-	-	(679,299)	-	(679,299)
Treasury Shares		-	-	-	-	-	-	-	-	(218,814)	(218,814)	-	(218,814)
Result of Treasury Shares		-	5,795	-	-	-	-	-	-	-	5,795	-	5,795
Reservations for Share - Based Payment		-	45,906	-	-	-	-	-	-	-	45,906	-	45,906
Fair Value Adjustment - Securities and Derivative Financial Instruments		-	-	-	-	2,046,464	(23,111)	-	-	-	2,023,353	-	2,023,353
Emission Costs of Treasury Shares		-	-	-	-	-	-	-	-	(889)	(889)	-	(889)
Net Income		-	-	-	-	-	-	-	14,180,987	-	14,180,987	-	14,180,987
Allocations:
Legal Reserve	21.c	-	-	704,459	-	-	-	-	(704,459)	-	-	-	-
Dividends	21.b	-	-	-	-	-	-	-	(6,790,000)	-	(6,790,000)	-	(6,790,000)
Provision of Interest on Capital	21.b	-	-	-	-	-	-	-	(4,010,000)	-	(4,010,000)	-	(4,010,000)
Reserve for Dividend Equalization	21.c	-	-	-	2,584,721	-	-	-	(2,584,721)	-	-	-	-
Unrealized Profit		-	-	-	74,257	-	-	-	(92,497)	-	(18,240)	-	(18,240)
Non Controlling Interest Results	21.e	-	-	-	-	-	-	-	-	-	-	(311,973)	(311,973)
Others		-	-	-	-	-	-	-	690	-	690	-	690
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Changes in the Period		-	51,701	704,459	2,658,978	2,046,464	(23,111)	(679,299)	-	(219,703)	4,539,489	(311,973)	4,227,516

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Employee Benefit Plans		-	-	-	-	-	-	572,062	-	-	572,062	-	572,062
Treasury Shares		-	(15,068)	-	-	-	-	-	-	(110,223)	(125,291)	-	(125,291)
Reservations for Share - Based Payment		-	119,266	-	-	-	-	-	-	-	119,266	-	119,266
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(928,249)	32,806	-	-	-	(895,443)	-	(895,443)
Net Income		-	-	-	-	-	-	-	13,469,380	-	13,469,380	-	13,469,380
Allocations:						-
Legal Reserve	21.c	-	-	702,807	-	-	-	-	(702,807)	-	-	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(3,325,000)	-	(3,325,000)	-	(3,325,000)
Minimum Mandatory Dividend 33		-	-	-	-	-	-	-	(512,087)	-	(512,087)	-	(512,087)
Reserve for Dividend Equalization	21.c	-	-	-	9,516,254	-	-	-	(9,516,254)	-	-	-	-
Unrealized Profit		-	-	-	(586,768)	-	-	-	586,768	-	-	-	-
Non-Controlling Interest	21.e	-	-	-	-	-	-	-	-	-	-	(133,387)	(133,387)
Others		-	-	-	(107,936)	-	-	-	-	-	(107,936)	(411,266)	(519,202)
Balances as of December 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	(0)	(791,358)	78,968,183	1,150,708	80,118,891
Changes in the Period		-	104,198	702,807	8,821,550	(928,249)	32,806	572,062	(0)	(110,223)	9,194,951	(544,653)	8,650,298

Profit Reserves	Adjustment to Fair Value

	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of June 30, 2020		57,000,000	196,337	4,115,209	13,782,819	3,096,353	125,210	(3,070,839)	-	(792,508)	74,452,581	1,103,345	75,555,926
Employee Benefit Plans		-	-	-	-	-	-	(107,441)	-	-	(107,441)	-	(107,441)
Treasury Shares		-	1,678	-	-	-	-	-	-	1,150	2,828	-	2,828
Reservations for Share - Based Payment		-	100,298	-	-	-	-	-	-	-	100,298	-	100,298
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(92,166)	(1,024)	-	-	-	(96,190)	-	(93,190)
Net Income		-	-	-	-	-	-	-	7,669,818	-	7,669,818	-	7,669,818
Allocations:						-
Legal Reserve	21.c	-	-	(405,663)	-	-	-	-	(405,663)	-	-	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(2,435,000)	-	(2,435,000)	-	(2,435,000)
Minimum Mandatory Dividend 33		-	-	-	-	-	-	-	(512,087)	-	(512,087)	-	(512,087)
Reserve for Dividend Equalization	21.c	-	-	-	4,760,520	-	-	-	(4,760,520)	-	-	-	-
Unrealized Profit		-	-	-	(445,140)	-	-	-	445,140	-	-	-	-
Non-Controlling Interest	21.e	-	-	-	-	-	-	-	-	-	-	(60,347)	(60,347)
Others		-	-	-	(107,936)	-	-	-	(1,688)	-	(109,624)	107,710	(1,914)
Balances as of December 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	-	(791,358)	78,968,183	1,150,708	80,118,891
Changes in the Period		-	101,976	405,663	4,207,444	(92,166)	(1,024)	(107,441)	-	1,150	4,515,602	47,363	4,562,965

Cash Flows Statements

			Bank				Consolidated

		07/01 a 12/31/2020	01/01 to 12/31/2020	01/01 to 12/31/2019	07/01 a 12/31/2020	01/01 to 12/31/2020	01/01 to 12/31/2019
	Notes
Operational Activities
Net Income		8,113,270	14,056,148	14,088,490	7,669,818	13,469,380	14,180,987
Adjustment to Net Income		(9,828,910)	(7,202,429)	11,835,376	(4,905,210)	1,387,494	17,725,239
Allowance for Loan Losses	8.e	4,559,041	13,216,424	13,431,661	6,113,570	16,476,171	16,066,253
Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	700,896	1,394,832	1,584,617	1,070,540	1,859,133	1,826,305
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	118,212	316,431	481,577	137,416	366,578	586,692
Deferred Tax Credits and Liabilities	11.a & b	5,731,365	(7,500,998)	(3,220,298)	5,750,469	(7,641,153)	(3,749,750)
Equity in Affiliates and Subsidiaries	14	(1,148,980)	(3,007,124)	(2,724,415)	(42,170)	(51,718)	(44,364)
Depreciation and Amortization	25	1,384,414	2,641,934	2,217,366	1,582,497	3,094,511	2,778,756
Recognition (Reversal) Allowance for Other Assets Losses	28	(874)	(11,534)	(46,292)	(4,221)	(24,629)	36,852
Gain (Loss) on Sale of Other Assets	28	(42,208)	(72,815)	(60,002)	(42,958)	(64,108)	(69,058)
Gain (Loss) on Sale of Investments	28	-	(168,588)	-	-	(168,588)	(6,257)
Provision for Financial Guarantees	27	(22,140)	-	(35,333)	(22,140)	-	(35,333)
Monetary Adjustment of Escrow Deposits	26	7,941	(186,159)	(501,067)	(13,360)	(235,800)	(582,282)
Recoverable Taxes	26	(15,070)	(119,320)	(148,173)	(44,957)	(166,091)	(185,403)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(2,432)	-	99	(2,432)	-	99
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(19,588,268)	(12,150,805)	614,174	(19,588,268)	(12,150,805)	614,174
Others		(1,510,807)	(1,554,707)	130,996	200,804	93,993	378,089
Changes on Assets and Liabilities		(1,931,333)	19,131,193	(20,021,280)	(165,420)	29,383,588	(16,325,977)
Decrease (Increase) in Interbank Investments		(15,157,337)	(30,183,420)	(4,051,571)	(27,664,648)	(28,351,422)	11,666,505
Decrease (Increase) in Securities and Derivative Financial Instruments		(17,076,363)	(53,026,271)	9,445,129	(19,558,353)	(57,196,435)	7,329,574
Decrease (Increase) in Lending and Leasing Operations		(34,759,563)	(79,248,979)	(38,153,003)	(24,449,884)	(70,360,447)	(49,807,706)
Decrease (Increase) in Deposits on Central Bank of Brazil		(1,285,603)	10,951,716	504,700	(1,277,361)	11,254,324	439,375
Decrease (Increase) in Other Receivables		70,247,709	19,854,630	(24,940,850)	66,754,887	18,559,349	(27,559,203)
Decrease (Increase) in Other Assets		172,248	(107,645)	219,922	308,955	55,524	206,371
Net Change on Other Interbank and Interbranch Accounts		(4,222,933)	(7,476,244)	1,394,199	(10,450,079)	(12,477,368)	3,376,796
Increase (Decrease) in Deposits		31,213,355	118,259,315	15,125,724	31,990,490)	117,123,807	20,855,747
Increase (Decrease) in Money Market Funding		29,084,082	30,339,013	(7,317,732)	30,076,796	31,056,027	(7,878,594)
Increase (Decrease) in Borrowings		261,336	7,318,412	8,473,611	3,3232,094	9,892,353	7,573,524
Increase (Decrease) in Other Liabilities		(60,492,391)	2,398,424	20,786,356	(48,903,665)	11,133,060	20,849,066
Increase (Decrease) in Change in Deferred Income		84,127	52,242	(3,236)	(120,358)	70,308	(51,826)
Income Tax Recovered/(Paid)		-	-	(1,504,529)	(195,294)	(1,375,492)	(3,325,606)

Net Cash Provided by (Used in) Operational Activities		(3,646,973)	25,984,912	5,902,586	2,599,188	44,240,462	15,580,249
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	14	(108,056)	(493,156)	(2,613,249)	6,000	-	-
Purchase of Investment		(15)	(145)	-	-	(130)	-
Purchase of Fixed Assets		(569,742)	(1,076,414)	(1,447,680)	(840,962)	(1,437,665)	(2,000,335)
Purchase of Intangible Assets		(1,266,052)	(1,740,278)	(1,826,828)	(1,153,959)	(1,958,678)	(1,997,301)
Net Cash Received on Sale/Reduction of Investments		(266,100)	-	-	(171,214)	6	6,630
Acquisition of Minority Residual Interest in Subsidiary	2.c	(600,000)	(1,606,000)	(1,291,630)	(6,000)	(1,606,000)	(1,299,630)
Acquisition of Temporary Investments		-	-	-	-	-	(55,244)
Proceeds from Assets not in Use		384,308	639,346	752,653	397,881	668,206	841,626
Proceeds from Property for Own Use		45,539	101,729	16,060	103,636	163,750	65,079
Proceeds from Affiliates and Subsidiaries		6,294,769	6,294,769	7,254	171,213	171,213	7,254
Dividends and Interest on Capital Received		1,003,921	1,293,445	1,299,937	(157,926)	(5,165)	58,181
Net Cash Provided by (Used in) Investing Activities		5,512,572	3,413,296	(5,103,483)	(1,651,331)	(4,004,463)	(4,373,740)
Financing Activities
Purchase of Own Share	21.d	1,150	(110,223)	(218,814)	1,150	(110,223)	(218,814)
Issuance of Long - Term Emissions		24,312,318	71,204,332	45,052,823	25,661,722	62,324,678	61,352,968
Long - Term Payments		(33,590,138)	(82,628,491)	(32,930,091)	(35,645,365)	(84,683,718)	(58,630,040)
Subordinated Debts - Payments		-	-	(9,924,747)	-	-	(9,924,747)
Debt Instruments Eligible to Compose Capital - Payments		436,407	-	(328,892)	436,407	-	(328,892)
Dividends and Interest on Capital Paid		(1,733,974)	(10,094,087)	(6,882,799)	(1,785,165)	(10,211,084)	(7,010,117)
Increase (decrease) in Minority Interest		-	-	-	-	-	(389,087)
Capital Increase in Controlled Companies Held by Minority Interest	14	-	-	-	-	-	100,000
Net Cash Provided by (Used in) Financing Activities		(10,574,237)	(21,628,469)	(5,232,520)	(11,331,251)	(32,680,347)	(15,048,729)
Exchange Variation on Cash and Cash Equivalents		2,432	-	(99)	2,432	-	(99)
Increase (Decrease) in Cash and Cash Equivalents		(8,706,206)	7,769,739	(4,433,516)	(10,380,962)	7,555,652	(3,482,319)
Cash and Cash Equivalents at the Beginning of Period	4	37,897,377	21,421,432	25,854,948	39,380,277	21,443,663	25,285,982
Cash and Cash Equivalents at the End of Period	4	29,191,171	29,191,171	21,421,432	28,999,315	28,999,315	21,443,663

Statements of Value Added

						Bank					Consolidated
		01/07 a 31/12/2020	01/01 to 12/31/2020		01/01 to 12/31/2019		01/07 a 31/12/2020	01/01 to 12/31/2020		01/01 to 12/31/2019
	Notes
Income Related to Financial Operations		25.197.617	99.165.058		74.721.192		29.424.800	108.988.273		82.740.412
Income Related to Bank Charges and Banking Service Fees	23	7.469.042	14.126.335		14.668.997		9.879.625	18.463.970		18.684.452
Allowance for Loans Losses	8.f	(4.559.041)	(13.216.424)		(13.431.661)		(6.113.570)	(16.476.171)		(16.066.253)
Other Revenues and Expenses		(16.097.563)	(4.969.816)		(6.949.541)		(17.612.083)	(6.870.197)		(8.353.704)
Financial Expenses		(1.004.191)	(69.957.729)		(36.664.696)		(1.728.277)	(71.274.781)		(35.693.489)
Third-party Input		4.062.007	434.939		(4.841.695)		2.256.080	(1.961.251)		(5.780.462)
Materials, Energy and Others		(114.394)	(253.865)		(255.961)		(123.411)	(269.900)		(269.660)
Third-Party Services	25	(1.184.767)	(2.067.985)		(1.951.254)		(1.451.146)	(2.623.065)		(2.483.282)
Impairment of Assets		(3.489)	(3.489)		(110.466)		(3.489)	(3.489)		(110.466)
Others		5.364.657	2.760.278		(2.524.014)		3.834.126	935.203		(2.917.054)
Gross Added Value		15.067.871	25.582.363		27.502.596		16.106.575	30.869.843		35.530.956
Retentions
Depreciation and Amortization	25	(1.384.414)	(2.641.934)		(2.217.366)		(1.582.497)	(3.094.511)		(2.778.756)
Added Value Produced Net		13.683.457	22.940.429		25.285.230		14.524.078	27.775.332		32.752.200
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	14	1.184.901	3.007.124		2.724.415		42.170	51.718		44.364
Added Value to Distribute		14.868.358	25.947.553		28.009.645		14.566.248	27.827.050		32.796.564
Added Value Distribution
Employee		3.478.541	7.093.344	27,3%	7.619.942	27,2%	4.000.186	8.105.835	29,1%	8.626.450	26,3%
Compensation	24	1.796.332	3.623.045		3.978.454		2.036.288	4.102.940		4.438.158
Benefits	24	612.561	1.243.870		1.351.522		703.976	1.428.339		1.537.821
Government Severance Indemnity Funds for Employees - FGTS		170.351	315.165		430.344		207.543	383.024		504.626
Others		899.297	1.911.264		1.859.622		1.052.379	2.191.532		2.145.845
Taxes and Contributions		2.877.379	4.003.628	15,4%	5.523.566	19,7%	4.347.455	7.206.954	25,9%	8.795.568	26,8%
Federal		2.513.786	3.312.646		4.900.468		3.885.391	6.334.980		7.707.230
State		401	567		855		672	907		993
Municipal		363.192	690.415		622.243		461.392	871.067		1.087.345
Compensation of Third-Party Capital - Rental	25	399.168	794.433	3,1%	777.648	2,8%	407.738	811.875	2,9%	801.130	2,4%
Remuneration of Interest on Capital		8.113.270	14.056.148	54,2%	14.088.489	50,2%	5.810.869	11.702.386	42,1%	14.573.416	44,4%
Dividends	21.b	512.087	512.087		6.790.000		512.087	512.087		6.790.000
Interest on Equity	21.b	2.435.000	3.325.000		4.010.000		2.435.000	3.325.000		4.010.000
Profit Reinvestment		5.166.183	10.219.061		3.288.489		2.924.129	7.998.686		4.165.845
Participation Results of Non-Controlling Stockholders	21.f	-	-		-		(60.347)	(133.387)		(392.429)
Total		14.868.358	25.947.553	100,0%	28.009.645	99,9%	14.566.248	27.827.050	100,0%	32.796.564	99,9%

2.     General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with head headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia – São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange. Through its subsidiaries, the Bank also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, consumer finance, payroll-deductible loans, digital platforms, management and recovery of non-performing loans, capitalization and pension plans, and supply and management of food, meal and other vouchers. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

3.     Presentation of Financial Statements

The individual and condensed consolidated interim financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management.

CMN Resolution No. 4,818/2020 and Resolution Bacen No. 2/2020 established general criteria and procedures for the preparation and disclosure of the Financial Statements. The Resolution BCB nº 2/2002, revoked the Circular Bacen n º 3959/2019 and is effective from January, 2021, being applicable in the preparation, publication and submission of Financial Statements as from its effective date, encompassing the Financial Statements of December 31, 2020. The mentioned regulation, among other requirements, determined the presentation in explanatory notes, on a segregated way, the recurrent and non-recurrent profits.

The consolidated financial statements include the Bank and its subsidiaries and investment funds are indicates in Note 14, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

In the preparation of the consolidated financial statements, equity interests, relevant balances receivable and payable, income and expenses arising from transactions between branches in the country, foreign branches and subsidiaries, unrealized results between these companies were eliminated and the participation minority shareholders' equity and income.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, provision for judicial, civil, tax and labor proceedings, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the period ended December 31, 2020 at the meeting held on February 02, 2021.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended on December 31, 2020, will be disclosed in a legal term, at the website www.santander.com.br/ri.

4.     Significant Accounting Policies

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes, calculated at official rates and rates, pro rata on assets and liabilities adjusted up to the balance sheet date.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution nº 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2019. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander and its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

•         Assets and liabilities are converted at the exchange rate on the balance sheet date; and

•         Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values (fair value) or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as funded position in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

According to the Bacen rule Circular 3,068, securities are stated and classified into the following categories and accounting evaluation:

     I.   Trading securities;

    II.   Available-for-sale securities; and

   III.   Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1)    The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2)    A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

According to the Bacen rule Circular 3,082 derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, as self-employed, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

  I.   Fair value hedge; and

II.    Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the valuation or devaluation is recorded as a contra entry to the appropriate income or expense account, net of tax effects, in the income for the period; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

We don’t have net investment hedge in foreign operations as defined by the resolution CMN nº 4,524.

h) Credit portfolio and provision for losses

The credit portfolio includes credit operations, leasing operations, advances on foreign exchange contracts and other credits with credit granting characteristics. It is stated at present value, considering the indexes, interest rates and agreed charges, calculated pro rata day until the balance sheet date. For operations overdue from 60 days, the recognition in revenue will only occur when it is actually received.

Normally, the Bank writes off credits for losses when they are overdue for more than 360 days. In the case of long-term credit operations (over 3 years), they are written off when they are 540 days overdue. The credit operation written off for loss is recorded in a memorandum account for a minimum period of 5 years and while all collection procedures have not been exhausted.

Credit assignments without risk retention result in the write-off of the financial assets subject to the transaction, which are now kept in a memorandum account. The result of the assignment is fully recognized when it is realized.

As of January 2012, as determined by CMN Resolution No. 3,533 / 2008 and CMN Resolution No. 3,895 / 2010, all credit assignments with substantial risk retention will have their results recognized for the remaining terms of the operations, and financial assets assignment objects remain recorded as credit operations and the amount received as obligations for sale or transfer of financial assets.

Provisions for credit operations are based on the analysis of outstanding credit operations (past due and falling due), past experience, future expectations and specific risks of the portfolios and the risk assessment policy of Management in setting up provisions, as established by CMN Resolution No. 2,682 / 1999.

CMN Resolution No. 4,855 of September 24, 2020, is effective from January 2021, determines that, for the criteria for the provision of operations carried out within the scope of programs instituted with the purpose of facing the effects of the COVID-19 pandemic on the economy, in which resources are shared or of risks between the Union and participating institutions or guarantee provided by the Union, the percentages defined in Resolution No. 2,682, should be applied only to the portion of the book value of the operation, whose credit risk is held by the institution. In cases of transfer to loss, the amount taken to clearing accounts must be 100% of the balance of the transaction.

h.1) Credit Operation Restructuring

CMN Resolution 4,803, subsequently amended by CMN Resolution No. 4,855 mentioned above, allowed Financial Institutions to reclassify operations renegotiated between March 1 to December 31, 2020 to the level at which they were classified on February 29, 2020 (redaction given by Resolution 4,855), not including those operations with a delay equal to or greater than fifteen days on February 29, 2020 and which present evidence of inability to honor the obligation under the new conditions agreed.

i) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

j) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit in accordance to the terms of the related agreements.

j.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution nº 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

k) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments results in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.

Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

l) Fixed Assets

It is stated at acquisition cost, net of the respective accumulated depreciations and is subject to the assessment of the recoverable value in annual periods.

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

m) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized until 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

n) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are mainly recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being constituted based on the actuarial calculations for traditionals types of plans.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

•       Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the Basic Reference Rate (TR);

•       Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

•       Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

•       Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

o) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund during the duration of the beneficiary's employment contract, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits might cost more than estimated.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses not recognized (actuarial deficit) will occur, with the counterpart in a equity´s account (other valuation adjustments).

Main Definitions

-      The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

-      Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

-      The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

-      Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

-      Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-      The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 31) and personnel expenses (Note 27).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

p) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

Variable Compensation Referenced in Shares

In addition to managers, all employees in position of risk takers receive at least 40% of their variable compensation deferred by at least three years and 50% of the total variable compensation in shares (SANB11), conditioned to their permanence in the Group throughout the duration of the plan.

The plan is subject to Malus and Clawbackclauses application, according to which deferred installment of variable compensation may be reduced or canceled in the event of non-compliance internal rules and exposure to excessive risks.

The fair value of the shares is calculated by the average of the final daily quotation of the shares in the last 15 (fifteen) trading sessions immediately preceding the first business day of the granting month.

q) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 17.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 20.

r) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 22.h) and for proceedings for which the risk of loss is remote, no disclosure is made.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

s) Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

t) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 15% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The rate of Social Contribution Tax on Net Profit (CSLL), for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled.

According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

u) Interest on shareholders' equity

Published on December 19, 2018, effective as of January 1, 2019, the CMN Resolution nº 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Resolution decides that Interest on Shareholders 'Equity should be recognized as soon as they are declared or proposed and thus constitute a present obligation at the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

v) Impairment of Assets

The financial and non-financial assets are valued at the end of each period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

w) Results-based Payments and Advances

Resolution No. 4,797 was revoked, and replaced by Resolution No. 4820, which takes effect from May 29, 2020 and determines that financial institutions and other institutions authorized to operate by the Central Bank of Brazil are prevented from:

(i)             remunerate own capital, including in the form of prepayment, above:

(a)    amount equivalent to the minimum mandatory dividend, including in the form of interest on capital, in the case of institutions incorporated in the form of a joint stock company;

(b)    amount equivalent to the minimum profit distribution established in the articles of association in the case of institutions incorporated in the form of limited liability companies

(ii)            repurchase own shares (it will only be allowed if through stock exchanges or an organized over-the-counter market, up to the limit of 5% (five percent) of the shares issued, including the shares recorded in treasury at the entry into force of this Resolution);

(iii)           Reduce the social capital, except in cases that are mandatory, in accordance with the governing legislation or when approved by the Central Bank;

(iv)           increase any remuneration, fixed or variable, of directors and members of the board of directors, in the case of corporation, administrators, in the case of limited companies;

The amounts subject to the aforementioned prohibitions cannot be subject to a future disbursement obligation, and these prohibitions apply as of the publication date of Resolution No. 4,797 (on April 6, 2020) and December 31, 2020 and must be observed regardless of the maintenance of funds in an amount higher than the Additional Principal Capital (ACP), which are dealt with in Resolutions No. 4,193, of March 1, 2013, and 4,783, of March 16, 2020.

Any anticipation of the amounts mentioned in items "a" and "b" of item I must be carried out onservatively, consistent and compatible with the uncertainties of the current economic situation.

x) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

y) Minority Interest

The non-controlling interests (minority interests) is recorded in a separate equity account of the controlling entity in the consolidated financial statements.

z) Financial Guarantees

CMN Resolution nº 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically.

z) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

•         Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and;

•         Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

ab) Recurring and Non-Recurring Income

BCB Resolution No. 2, of November 27, 2020, in its article 34, started to determine the segregated disclosure of recurring and non-recurring income. The non-current income of the period is then defined as: I - is not related or is incidentally related to typical activities of the institution; and II - not expected to occur frequently in future years.

The nature and financial effect of events considered non-recurring are shown in Note 32.

5.     Cash and Cash Equivalents

			Bank
	12/31/2020	12/31/2019	12/31/2018
Cash	19,522,250	9,543,649	11,358,459
Interbank Investments	9,668,922	11,877,783	14,496,489
Money Market Investments	7,348,568	110,746	4,925,769
Interbank Deposits	1,131,436	1,465,065	1,702,653
Foreign Currency Investments	1,188,917	10,301,972	7,868,067
Total	29,191,171	21,421,432	25,854,948

			Consolidated
	12/31/2020	12/31/2019	12/31/2018
Cash	19,512,315	9,924,644	11,629,112
Interbank Investments	9,487,000	11,519,019	13,656,870
Money Market Investments	7,306,408	110,746	4,925,769
Interbank Deposits	991,675	1,105,446	862,449
Foreign Currency Investments	1,188,917	10,302,827	7,868,652
Total	28,999,315	21,443,663	25,285,982

6.     Interbank Investments

					Bank
				12/31/2020	12/31/2019
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	60,337,084	2,307,062	-	62,644,146	28,703,365
Own Portfolio	12,597,164	236,300	-	12,833,464	821,425
Financial Treasury Bills - LFT	2,869,850	-	-	2,869,850	10,500
National Treasury Bills - LTN	2,215,209	3,251	-	2,218,460	-
National Treasury Notes - NTN	7,512,105	233,049	-	7,745,154	810,925
Third-party Portfolio	6,203,774	-	-	6,203,774	9,011,703
National Treasury Bills - LTN	-	-	-	-	457,427
National Treasury Notes - NTN	6,203,774	-	-	6,203,774	8,554,276
Sold Position	41,536,146	2,070,762	-	43,606,908	18,870,237
National Treasury Bills - LTN	8,121,021	348,213	-	8,469,234	2,906,634
National Treasury Notes - NTN	31,916,441	1,722,549	-	33,638,990	15,963,603
Letras Financeiras do Tesouro - LFT	1,498,684	-	-	1,498,684	-
Interbank Deposits	18,906,015	30,224,851	30,940,159	80,071,025	76,924,193
Foreign Currency Investments	1,188,917	-	-	1,188,917	10,301,972
Total	80,432,016	32,531,913	30,940,159	143,904,088	115,929,530

					Consolidated
				12/31/2020	12/31/2019
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	60,294,924	2,307,062	-	62,601,986	28,703,365
Own Portfolio	12,597,164	236,300	-	12,833,464	821,425
Financial Treasury Bills - LFT	2,869,850	-	-	2,869,850	10,500
National Treasury Bills - LTN	2,215,209	3,251	-	2,218,460	-
National Treasury Notes - NTN	7,512,105	233,049	-	7,745,154	810,925
Third-party Portfolio	6,203,774	-	-	6,203,774	9,011,703
National Treasury Bills - LTN	-	-	-	-	457,427
National Treasury Notes - NTN	6,203,774	-	-	6,203,774	8,554,276
Sold Position	41,493,986	2,070,762	-	43,564,748	18,870,237
National Treasury Bills - LTN	8,121,021	348,213	-	8,469,234	2,906,634
National Treasury Notes - NTN	31,916,441	1,722,549	-	33,638,990	15,963,603
Financial Treasury Bills - LFT	1,456,524	-	-	1,456,524	-
Interbank Deposits	1,718,022	2,607,709	1,581,619	5,907,350	4,361,302
Foreign Currency Investments	1,188,917	-	-	1,188,917	10,302,827
Total	63,201,863	4,914,771	1,581,619	69,698,253	43,367,494

7.     Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				12/31/2020	12/31/2019				12/31/2020	12/31/2019
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	64,541,983	838,876	-	65,380,859	32,557,896	73,951,570	1,054,706	-	75,006,276	35,977,471
Government Securities	63,792,139	829,459	-	64,621,598	30,755,634	70,992,973	1,045,289	-	72,038,263	33,158,573
Private Securities	749,844	9,417	-	759,261	1,802,262	2,958,596	9,417	-	2,968,013	2,818,898
Available-for-Sale Securities	128,771,835	2,698,095	2,649,376	134,119,306	118,508,274	136,416,007	2,698,095	2,810,055	141,924,157	128,296,445
Government Securities	100,741,868	2,617,077	2,104,277	105,463,222	89,526,633	108,678,024	2,617,077	2,253,949	113,549,050	98,943,695
Private Securities	28,029,967	81,018	545,099	28,656,084	28,981,641	27,737,983	81,018	556,106	28,375,108	29,352,750
Held-to-Maturity Securities	16,317,905	-	-	16,317,905	11,739,597	16,317,905	-	-	16,317,905	11,739,597
Government Securities	14,739,539	-	-	14,739,539	11,275,488	14,739,539	-	-	14,739,539	11,275,488
Private Securities	1,578,365	-	-	1,578,365	464,109	1,578,365	-	-	1,578,365	464,109
Total Securities	209,631,722	3,536,972	2,649,376	215,818,070	162,805,767	226,685,482	3,752,801	2,810,055	233,248,338	176,013,513

II) Trading Securities

										Bank
			12/31/2020	12/31/2019	By Maturity					12/31/2020
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	63,792,139	829,459	64,621,598	30,755,634	-	4,277,044	12,193,356	17,580,836	30,570,362	64,621,598
Financial Treasury Bills - LFT	2,207,290	840	2,208,130	3,158,889	-	558,806	119,352	493,315	1,036,656	2,208,130
National Treasury Bills - LTN	23,241,521	197,999	23,439,521	6,838,515	-	-	8,739,061	3,711,900	10,988,560	23,439,521
National Treasury Notes - NTN	37,555,953	630,488	38,186,441	20,687,308	-	3,702,238	2,645,084	13,361,736	18,477,384	38,186,441
Agricultural Debt Securities - TDA	41,412	3,408	44,820	70,922	-	11,967	9,513	13,632	9,708	44,820
Brazilian Foreign Debt Notes	680,057	(1,524)	678,533	-	-	-	677,855	253	426	678,533
Debentures	65,905	(1,752)	64,153	-	-	4,033	2,491	-	57,629	64,153
Private Securities	749,844	9,417	759,261	1,802,262	369,041	9,396	17,182	88,596	275,046	759,261
Investment Fund Shares	356,192	12,849	369,041	834,063	369,041	-	-	-	-	369,041
Debentures	275,780	(2,109)	273,671	439,819	-	9,396	17,182	12,267	234,826	273,671
Eurobonds	-	-	-	492,774	-	-	-	-	-	-
Certificates of Real Estate Receivables - CRI	23,380	(372)	23,008	22,869	-	-	-	1,222	21,786	23,008
Certificates of Agribusiness Receivables - CRA	24,241	(376)	23,866	12,737	-	-	-	5,432	18,434	23,866
Financial Bills - LF	70,251	(576)	69,675	-	-	-	-	69,675	-	69,675
Total	64,541,983	838,876	65,380,859	32,557,896	369,041	4,286,439	12,210,538	17,669,431	30,845,409	65,380,859

*For Financial Statements purposes, Securities Held for Trading are presented in the Balance Sheet in full in the short term.

										Consolidated
			12/31/2020	12/31/2019	By Maturity					12/31/2020
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	70,992,973	1,045,289	72,038,263	33,158,573	-	5,651,083	12,674,424	21,326,029	32,386,727	72,038,263
Financial Treasury Bills - LFT	7,318,355	(2,242)	7,316,112	3,530,356	-	1,445,764	444,272	4,238,509	1,187,568	7,316,112
National Treasury Bills - LTN	23,252,588	198,270	23,450,858	6,838,515	-	11,337	8,739,061	3,711,900	10,988,560	23,450,858
National Treasury Notes - NTN	39,634,657	849,130	40,483,786	22,718,780	-	4,177,981	2,801,231	13,361,736	20,142,838	40,483,786
Agricultural Debt Securities - TDA	41,412	3,408	44,820	70,922	-	11,967	9,513	13,632	9,708	44,820
Brazilian Foreign Debt Notes	680,057	(1,524)	678,533	-	-	-	677,855	253	426	678,533
Debentures	65,905	(1,752)	64,153	-	-	4,033	2,491	-	57,629	64,153
Private Securities	2,958,596	9,417	2,968,013	2,818,898	1,741,333	9,396	49,800	88,596	1,078,889	2,968,013
Shares	1,339,892	-	1,339,892	665,075	1,339,892	-	-	-	-	1,339,892
Investment Fund Real Estate	388,592	12,849	401,442	1,068,068	401,442	-	-	-	-	401,442
Investment Fund Shares	-	-	-	36,067	-	-	-	-	-	-
Debentures	1,079,622	(2,109)	1,077,513	439,819	-	9,396	17,182	12,267	1,038,669	1,077,513
Eurobonds	-	-	-	492,774	-	-	-	-	-	-
Certificates of Real Estate Receivables - CRI	23,380	(372)	23,008	22,869	-	-	-	1,222	21,786	23,008
Certificates of Agribusiness Receivables - CRA	24,241	(376)	23,866	12,737	-	-	-	5,432	18,434	23,866
Bill of Exchange	32,618	-	32,618	81,489	-	-	32,618	-	-	32,618
Financial Bills - LF	70,251	(576)	69,675	-	-	-	-	69,675	-	69,675
Total	73,951,570	1,054,706	75,006,276	35,977,471	1,741,333	5,660,478	12,724,224	21,414,625	33,465,616	75,006,276

III) Available-for-Sale Securities

											Bank
				12/31/2020	12/31/2019	By Maturity					12/31/2020
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	100,741,868	2,617,077	2,104,277	105,463,222	92,837,828	-	7,549,490	11,428,773	23,558,184	62,926,776	105,463,222
Treasury Certificates - CFT	1,338	-	103	1,441	1,165	-	-	834	607	-	1,441
Securitized Credit	456	-	4	460	-	-	170	290	-	0	460
Financial Treasury Bills - LFT	20,741,412	-	(108,198)	20,633,213	11,151,613	-	3,231,715	-	6,998,413	10,403,086	20,633,213
National Treasury Bills - LTN	33,786,410	421,443	143,086	34,350,939	30,984,931	-	-	11,415,864	7,615,029	15,320,046	34,350,939
National Treasury Notes - NTN (2)	41,756,230	2,195,634	1,933,900	45,885,764	47,388,924	-	4,057,784	11,785	8,944,134	32,872,061	45,885,764
Brazilian Foreign Debt Bonds (Global Bonds)	3,170,537	-	135,391	3,305,928	3,311,195	-	-	-	-	3,305,928	3,305,928
C-bonds	1,285,486	-	(9)	1,285,477	-	-	259,821	-	-	1,025,655	1,285,477
Private Securities	28,029,967	81,018	545,099	28,656,084	25,670,446	2,172,156	1,732,408	5,904,074	9,467,990	9,379,457	28,656,084
Shares	325	-	(273)	53	60	53	-	-	-	-	53
Investment Funds	2,095,223	-	-	2,095,223	3,963,540	2,095,223	-	-	-	-	2,095,223
Debentures (1)	14,377,511	81,018	509,625	14,968,154	11,915,052	-	413,869	953,051	5,580,327	8,020,907	14,968,154
Promissory Notes - NP	4,504,601	-	20,563	4,525,164	4,696,855	-	760,805	1,969,212	1,667,388	127,759	4,525,164
Financial Bills - LF	263,891	-	6,408	270,298	192,804	-	-	-	270,298	-	270,298
Certificates of Real Estate Receivables - CRI	24,031	-	(406)	23,625	36,680	-	20,082	-	-	3,542	23,625
Certificates of Agribusiness Receivables - CRA	171,165	-	751	171,916	36,680	-	-	-	41,353	130,563	171,916
Rural Product Note - CPR	6,593,220	-	8,431	6,601,651	4,828,775	76,880	537,652	2,981,810	1,908,624	1,096,685	6,601,651
Total	128,771,835	2,698,095	2,649,376	134,119,306	118,508,274	2,172,156	9,281,898	17,332,847	33,026,173	72,306,232	134,119,306

											Consolidated
				12/31/2020	12/31/2019	By Maturity					12/31/2020
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	108,678,024	2,617,077	2,253,949	113,549,050	102,254,890	-	7,983,129	12,336,767	26,140,751	67,088,402	113,549,050
Treasury Certificates - CFT	1,338	-	103	1,441	1,165	-	-	834	607	-	1,441
Securitized Credit	456	-	4	460	-	-	170	290	-	0	460
Financial Treasury Bills - LFT	22,795,039	-	(110,634)	22,684,405	16,547,365	-	3,536,168	214,205	8,278,228	10,655,803	22,684,405
National Treasury Bills - LTN	35,809,385	421,443	192,499	36,423,327	32,500,648	-	-	12,109,653	8,642,694	15,670,980	36,423,327
National Treasury Notes - NTN (2)	45,635,801	2,195,634	2,036,595	49,868,030	49,894,517	-	4,186,970	11,785	9,219,221	36,450,053	49,868,030
Brazilian Foreign Debt Bonds (Global Bonds)	3,150,519	-	135,391	3,285,910	3,311,195	-	-	-	-	3,285,910	3,285,910
C-bonds	1,285,486	-	(9)	1,285,477	-	-	259,821	-	-	1,025,655	1,285,477
Private Securities	27,737,983	81,018	556,106	28,375,108	26,041,555	1,905,661	1,732,408	5,904,074	9,155,521	9,677,443	28,375,108
Investment Fund Shares in Participation - FIP	5,673	-	(273)	5,400	82,387	5,400	-	-	-	-	5,400
Investment Fund Shares	1,784,375	-	-	1,784,375	3,082,832	1,784,375	-	-	-	-	1,784,375
Investment Fund Real Estate	34,026	-	4,980	39,006	57,531	39,006	-	-	-	-	39,006
Debentures (1)	14,357,002	81,018	515,653	14,953,673	13,063,691	-	413,869	953,051	5,267,858	8,318,894	14,953,673
Promissory Notes - NP	4,504,601	-	20,563	4,525,164	4,696,855	-	760,805	1,969,212	1,667,388	127,759	4,525,164
Financial Bills - LF	263,891	-	6,408	270,298	192,804	-	-	-	270,298	-	270,298
Certificates of Real Estate Receivables - CRI	24,031	-	(406)	23,625	36,680	-	20,082	-	-	3,542	23,625
Certificates of Agribusiness Receivables - CRA	171,165	-	751	171,916	-	-	-	-	41,353	130,563	171,916
Rural Product Note - CPR	6,593,220	-	8,431	6,601,651	4,828,775	76,880	537,652	2,981,810	1,908,624	1,096,685	6,601,651
Total	136,416,007	2,698,095	2,810,055	141,924,157	128,296,445	1,905,661	9,715,538	18,240,841	35,296,272	76,765,846	141,924,157

(1) In the Bank and Consolidated, includes securities issued by a mixed capital company and R$287,736 (12/31/2019 - R$ 262,027) in securities available for sale.

(2) As of December 31, 2020, the amount of 1,040,000 in the amount of R$1,686,832 (12/31/2019 - 1,140,000 in the amount of R$ 1,229,297) of National Treasury Notes - NTN, is linked to the obligation assumed by Banco Santander to cover the reserves to be amortized under Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

							Bank/Consolidated
				By Maturity			12/31/2020

	Amortized Cost			From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	12/31/2020	12/31/2019	Up to 3 Months				Total
Government Securities	14,739,539	11,275,488	538,436	1,308,149	2,037,551	10,855,403	14,739,539
National Treasury Notes - NTN	4,549,498	3,414,897	-	11,868	-	4,537,629	4,549,498
Brazilian Foreign Debt Bonds	10,190,042	7,860,591	538,436	1,296,281	2,037,551	6,317,774	10,190,042
Private Securities	1,578,365	464,109	296,759	223,406	1,058,201	-	1,578,365
Certificates of Agribusiness Receivables - CRA	1,578,365	464,109	296,759	223,406	1,058,201	-	1,578,365
Total	16,317,905	11,739,597	835,195	1,531,555	3,095,751	10,855,403	16,317,905

(1) The market value of held to maturity securities is R$16,322,840 (12/31/2019 - R$12,514,855).

For the period ended December 31, 2020, there were no disposals of federal government securities and other securities classified in the category of securities held to maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

For the period ended December 31, 2020, there was a reclassification of securities available for sale to securities under negotiation for the Investment Fund Quotas of the company Banco Hyundai S.A. in the Santander Group investment fund SBAC Referenced DI Private Credit, due to the revision of the Administration's intention regarding this application. Said reclassification does not change the asset's pricing.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019

Income From Fixed-Income Securities (1)	53,672,358	21,105,889	53,732,942	22,959,709
Income From Interbank Investments	6,252,282	8,479,523	2,702,108	3,341,381
Income From Variable-Income Securities	(50,522)	91,876	133,661	(462,560)
Financial Income of Pension and Capitalization	-	-	192,122	148,791
Provision for Impairment Losses (2)	(165,360)	(557,328)	(165,360)	(465,189)
Others (3)	(2,448,782)	(370,874)	(2,360,519)	(609,970)
Total	57,259,976	28,749,086	54,234,954	24,912,162

(1) Includes exchange variation revenue in the amount of R$29,463,679 in the Bank and in the Consolidated (2019 - revenue of R$473,791 in the Bank and in the Consolidated).

(2) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(3) Includes the net valuation of investment fund shares and interest and exchange variation expenses in the amount of R$2,707,556 (2019 – expense R$ 473.619 in the Bank and in the Consolidated) and net valuation of investment fund shares in the amount of R $ 347,036 in the Bank and in the Consolidated (2019 - expense of R$144,262 in the Bank and in the Consolidated).

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts. The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I)    Summary of Derivative Financial Instruments

The swap operations are presented showing the balances of the differentials receivable and payable.

Below, the composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, demonstrated by their market value:

				Bank				Consolidated
		12/31/2020		12/31/2019	12/31/2020		12/31/2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	14,746,581	17,925,675	8,620,854	10,167,632	14,729,641	18,652,196	14,625,238	16,701,678
Options to Exercise Awards	4,448,585	4,511,175	886,927	1,593,625	4,979,011	4,926,994	1,065,752	1,699,729
Term Contract and Other Contracts	13,085,550	12,690,276	1,678,454	2,221,955	13,131,423	12,690,275	1,750,150	2,221,955
Total	32,280,716	35,127,126	11,186,235	13,983,212	32,840,075	36,269,465	17,441,140	20,623,362

II) Derivative financial instruments by type of contract and index

						Bank
			12/31/2020			12/31/2019

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	476,214,481	(2,838,239)	(3,179,094)	530,538,398	(1,941,477)	(1,546,779)
Assets	317,619,156	6,511,030	14,746,581	265,269,199	2,910,364	8,620,854
CDI (Interbank Deposit Rates)	52,270,726	326,585	334,690	41,137,936	209,224	199,018
Fixed Interest Rate - Real	59,799,047	4,013,562	9,607,342	39,637,946	1,900,884	6,792,917
Indexed to Price and Interest Rates	5,124,411	959,322	1,093,119	2,954,640	218,540	301,476
Foreign Currency	198,880,422	950,048	3,408,073	181,538,677	581,716	1,327,443
Others	1,544,550	261,513	303,357	-	-	-
Liabilities	158,595,325	(9,349,269)	(17,925,675)	265,269,199	(4,851,841)	(10,167,632)
CDI (Interbank Deposit Rates)	46,403,968	(6,911,747)	(14,018,319)	33,151,770	(3,025,371)	(94,260)
Fixed Interest Rate - Real	69,076,757	(2,183,507)	(2,772,479)	53,487,374	(990,820)	(7,410,825)
Indexed to Price and Interest Rates	33,026,691	(25)	(450,958)	125,014,868	(11,658)	(851,739)
Foreign Currency	7,906,521	(231,185)	(327,145)	52,431,130	(816,100)	(1,685,199)
Others	2,181,388	(22,805)	(356,774)	1,184,057	(7,892)	(125,609)
Options	1,963,194,665	(282,109)	(62,590)	1,538,157,263	(713,535)	(706,698)
Purchased Position	969,622,684	1,869,805	4,448,585	769,659,429	641,222	886,927
Call Option - Foreign Currency	1,188,387	47,898	39,201	223,477	1,318	34
Put Option - Foreign Currency	1,948,673	79,019	109,077	1,508,663	473	4,865
Call Option - Other	101,568,876	558,794	563,157	174,166,801	295,668	136,084
Interbank Market	101,421,659	557,167	556,039	174,166,801	295,668	136,174
Others (2)	147,217	1,627	7,118	-	-	(90)
Put Option - Other	864,916,748	1,184,094	3,737,150	593,760,488	343,763	745,944
Interbank Market	864,852,555	1,183,630	3,733,690	593,760,488	343,763	746,006
Others (2)	64,193	464	3,460	-	-	(62)
Sold Position	993,571,981	(2,151,914)	(4,511,175)	768,497,834	(1,354,757)	(1,593,625)
Call Option - Foreign Currency	1,537,669	(70,201)	699,243	254,944	(3,102)	(1,471)
Put Option - Foreign Currency	2,315,918	(137,061)	(192,334)	315,601	(1,528)	(4,340)
Call Option - Other	120,254,124	(588,023)	(464,404)	174,166,801	(562,827)	(428,690)
Interbank Market	120,156,285	(566,813)	(464,404)	174,166,801	(562,827)	(428,617)
Others (2)	97,839	(21,210)	-	-	-	(73)
Put Option - Other	869,464,270	(1,356,629)	(4,553,680)	593,760,488	(787,300)	(1,159,124)
Interbank Market	869,328,317	(1,350,314)	(4,597,426)	593,760,488	(787,300)	(1,159,037)
Others (2)	135,953	(6,315)	43,746	-	-	(87)
Futures Contracts	268,807,002	-	-	432,564,397	-	-
Purchased Position	109,940,706	-	-	72,332,139	-	-
Exchange Coupon (DDI)	12,438,698	-	-	7,105,006	-	-
Interest Rates (DI1 and DIA)	97,502,008	-	-	55,430,519	-	-
Foreign Currency	-	-	-	9,781,856	-	-
Indexes (3)	-	-	-	-	-	-
Treasury Bonds/Notes	-	-	-	14,758	-	-
Sold Position	158,866,296	-	-	360,232,258	-	-
Exchange Coupon (DDI)	73,114,013	-	-	145,668,039	-	-
Interest Rates (DI1 and DIA)	67,323,206	-	-	196,170,105	-	-
Foreign Currency	18,172,817	-	-	17,208,599	-	-
Indexes (3)	256,260	-	-	290,254	-	-
Treasury Bonds/Notes	-	-	-	895,261	-	-
Forward Contracts and Others	102,561,361	894,559	395,274	99,514,896	(900,818)	(706,698)
Purchased Commitment	64,787,891	1,303,693	13,085,550	50,216,458	(269,708)	1,678,454
Currencies	57,121,562	1,303,693	13,077,413	50,215,375	(269,708)	1,677,364
Others	7,666,329	-	8,137	1,083	-	1,090
Sell Commitment	37,773,470	(409,134)	(12,690,276)	49,298,438	(631,110)	(2,221,955)
Currencies	37,294,944	(408,912)	(12,692,636)	49,294,662	(631,085)	(2,221,955)
Others	478,526	(222)	2,360	3,776	(25)	-

						Consolidated
			12/31/2020			12/31/2019

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	408,037,877	(2,838,239)	(3,922,555)	558,451,586	(1,941,477)	(2,076,440)
Assets	283,308,405	6,511,030	14,729,641	279,253,821	2,910,364	14,625,238
CDI (Interbank Deposit Rates)	45,872,335	326,585	2,686,294	40,341,402	209,224	6,231,769
Fixed Interest Rate - Real	54,159,847	4,013,562	9,607,343	45,240,041	1,900,884	6,792,920
Indexed to Price and Interest Rates	5,124,411	959,322	1,093,119	2,169,578	218,540	301,476
Foreign Currency	178,076,136	950,048	1,039,528	191,502,800	581,716	1,299,073
Others	75,676	261,513	303,357	-	-	-
Liabilities	124,729,472	(9,349,269)	(18,652,196)	279,197,765	(4,851,841)	(16,701,678)
CDI (Interbank Deposit Rates)	33,239,800	(6,911,747)	(14,018,319)	24,273,545	(3,025,371)	(94,260)
Fixed Interest Rate - Real	49,644,709	(2,183,507)	(2,772,479)	69,561,856	(990,820)	(13,061,820)
Indexed to Price and Interest Rates	33,026,691	(25)	(450,958)	125,014,868	(11,658)	(1,681,390)
Foreign Currency	6,636,884	(231,185)	153,695	59,163,439	(816,100)	(1,685,199)
Others	2,181,388	(22,805)	(1,564,135)	1,184,057	(7,892)	(179,009)
Options	2,043,286,079	(282,108)	52,017	1,446,536,131	(713,534)	(633,977)
Purchased Position	1,006,266,895	1,869,805	4,979,011	678,089,904	641,140	1,065,752
Call Option - Foreign Currency	1,188,387	47,898	39,201	171,871	1,318	(280)
Put Option - Foreign Currency	1,948,673	79,019	109,077	1,456,975	391	184,002
Call Option - Other	134,761,946	558,794	1,093,583	98,154,363	295,668	136,086
Interbank Market	101,421,659	557,167	556,039	98,154,363	295,668	136,177
Others (2)	33,340,287	1,627	537,544	-	-	(91)
Put Option - Other	868,367,889	1,184,094	3,737,150	578,306,695	343,763	745,944
Interbank Market	864,852,555	1,183,630	3,733,690	578,306,695	343,763	746,006
Others (2)	3,515,334	464	3,460	-	-	(62)
Sold Position	1,037,019,184	(2,151,913)	(4,926,994)	768,446,227	(1,354,674)	(1,699,729)
Call Option - Foreign Currency	1,537,669	(70,201)	699,241	254,944	(3,102)	(1,471)
Put Option - Foreign Currency	2,315,918	(137,061)	(192,334)	263,994	(1,445)	(2,841)
Call Option - Other	130,919,392	(588,022)	(453,918)	174,166,801	(562,827)	(428,393)
Interbank Market	120,156,284	(566,812)	(464,404)	174,166,801	(562,827)	(428,620)
Others (2)	10,763,108	(21,210)	10,486	-	-	227
Put Option - Other	902,246,205	(1,356,629)	(4,979,983)	593,760,488	(787,300)	(1,267,024)
Interbank Market	869,328,317	(1,350,314)	(4,597,426)	593,760,488	(787,300)	(1,159,037)
Others (2)	32,917,888	(6,315)	(382,557)	-	-	(107,987)
Futures Contracts	270,258,562	-	-	432,564,399	-	-
Purchased Position	110,275,865	-	-	71,603,247	-	-
Exchange Coupon (DDI)	12,438,695	-	-	7,105,006	-	-
Interest Rates (DI1 and DIA)	97,837,170	-	-	54,701,627	-	-
Foreign Currency	-	-	-	9,781,856	-	-
Indexes (3)	-	-	-	-	-	-
Treasury Bonds/Notes	-	-	-	14,758	-	-
Sold Position	159,982,697	-	-	360,961,152	-	-
Exchange Coupon (DDI)	73,114,013	-	-	146,032,485	-	-
Interest Rates (DI1 and DIA)	67,958,767	-	-	196,170,106	-	-
Foreign Currency	18,653,657	-	-	17,305,604	-	-
Indexes (3)	256,260	-	-	290,254	-	-
Treasury Bonds/Notes	-	-	-	1,162,703	-	-
Forward Contracts and Others	107,761,737	2,693,758	441,148	99,514,898	(900,818)	(471,805)
Purchased Commitment	67,378,024	1,370,653	13,131,423	50,216,459	(269,708)	1,750,150
Currencies	59,711,695	1,370,653	13,077,412	50,215,376	(269,708)	1,677,365
Others	7,666,329	-	54,011	1,083	-	72,785
Sell Commitment	40,383,713	1,323,105	(12,690,275)	49,298,439	(631,110)	(2,221,955)
Currencies	39,905,187	1,323,327	(12,692,635)	49,294,662	(631,085)	(2,221,955)
Others	478,526	(222)	2,360	3,777	(25)	-

(1) The nominal amount of the contratcs.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				12/31/2020	12/31/2019			12/31/2020		12/31/2020
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	40,241,232	93,228,422	184,149,502	317,619,156	265,269,199	74,700,560	59,207,010	183,711,586	82,122,955	235,496,201
Options	23,788,051	922,739	1,938,483,875	1,963,194,665	1,538,157,263	912,378,200	523,093,632	527,722,833	1,940,172,321	23,022,344
Futures Contracts	3,198,239	-	265,608,763	268,807,002	432,564,397	181,045,341	36,135,667	51,625,994	268,807,002	-
Forward Contracts and Others	59,982,535	28,236,248	14,342,578	102,561,361	99,514,896	52,671,595	27,950,832	21,938,934	100,924	102,460,437

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				12/31/2020	12/31/2019			12/31/2020		12/31/2020
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	40,241,232	97,784,442	145,282,731	283,308,405	279,253,821	58,558,871	100,186,053	124,563,481	82,122,956	201,185,449
Options	23,788,051	922,738	2,018,575,290	2,043,286,079	1,446,536,131	931,156,902	572,661,796	539,467,381	1,940,172,319	103,113,760
Futures Contracts	3,198,239	-	267,060,323	270,258,562	432,564,399	181,521,485	36,328,390	52,408,687	270,258,562	-
Forward Contracts and Others	65,182,912	28,236,248	14,342,577	107,761,737	99,514,898	57,871,971	27,950,831	21,938,935	100,923	107,660,814
(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) It consists of operations that are included in registration chambers, according to Bacen regulations.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of a hedge of exposure to variation in market risk, in receipts and interest payments related to assets and liabilities recognized.

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real / dollar exchange rate risk, fixed interest rate risk in reais, dollar exchange rate risk, inflation, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon versus %CDI and Pre - Real Interest Rate or contracts dollar futures (DOL, DDI/DI) as derivatives instruments in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has an active loan portfolio originating in Dollar at a fixed rate at Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar corresponding credit protection instrument.

• The Bank has a portfolio of assets indexed to the Euro and traded at offshore branches. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by a floating or fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio available for sale. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a hedging instrument in a hedge accounting structure.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of securities available for sale. To manage this mismatch, the Bank contracts IPCA (DAP) futures on the Stock Exchange and designates them as a hedging instrument in a Hedge Accounting structure.

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of available-for-sale securities. To manage this mismatch, the Entity contracts interest swaps and designates them as a hedging instrument in a hedge accounting structure.

In market risk hedging, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed dollar swaps versus foreign exchange and designates them as a hedging instrument in a Cash Flow Hedge structure, with the purpose of protecting foreign exchange loans and negotiated with third parties through agency in offshore branches and securities held to maturity of Brazilian foreign debt securities.

• Contracts USD Futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, the object of which in this relation is part of the Bank's credit portfolio in Dollars and Promissory Notes in the portfolio of securities available for sale.

• Banco RCI Brasil S.A. has operations CDI indexed whose purpose is funding with financial letters (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI) and designates interest rate swaps as instruments.

In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the income statement. The non-effective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of December 31, 2020 and December 31, 2019, no results were recorded for the ineffective portion.

												Bank
						12/31/2020						12/31/2019
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	-	-	-	-	-	-	601,119	1,447,179	2,336,460	2,867,523	1,735,340	1,420,344
Credit Operations Hedge	-	-	-	-	-	-	60,414	575,714	1,254,893	1,146,503	1,194,479	876,548
Securities Hedge	-	-	-	-	-	-	540,705	551,594	1,081,567	1,095,391	540,862	543,796
Futures Contracts	-	-	45,331,727	46,649,331	46,178,734	30,985,609	3,000,490	-	48,427,614	36,569,735	45,854,445	-
Securities Hedge	-	-	45,331,727	46,649,331	46,178,734	30,985,609	3,000,490	-	48,427,614	36,569,735	45,854,445	-

Cash Flow Hedge
Swap Contracts	-	-	1,302,666	1,428,053	1,302,666	1,428,053	602,634	504,512	1,888,817	2,056,007	1,735,341	-
Credit Operations Hedge	-	-	-	-	-	-	56,887	294,403	687,239	738,262	1,194,479	-
Securities Hedge	-	-	1,302,666	1,428,053	1,302,666	1,428,053	545,747	210,109	1,201,578	1,317,745	540,862	-
Futures Contracts	-	-	23,447,934	19,500,234	23,447,934	19,333,230	-	-	17,726,566	18,680,868	3,219,566	789,631
Credit Operations Hedge (2)	-	-	23,447,934	19,500,234	23,447,934	19,333,230	-	-	14,506,878	15,195,149	-	-
Securities Hedge	-	-	-	-	-	-	-	-	3,219,688	3,485,719	3,219,566	789,631

												Consolidated
						12/31/2020						12/31/2019
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	-	-	-	-	-	-	602,633	1,283,074	3,208,463	4,227,057	2,605,830	3,249,742
Credit Operations Hedge	-	-	-	-	-	-	56,887	585,670	2,021,557	1,398,121	1,964,670	1,118,210
Securities Hedge	-	-	-	-	-	-	545,747	697,404	1,186,907	2,828,936	641,160	2,131,532
Futures Contracts	-	-	45,331,727	46,649,331	46,178,734	30,985,609	3,000,490	-	48,427,614	36,569,735	45,427,125	789,631
Securities Hedge	-	-	45,331,727	46,649,331	46,178,734	30,985,609	3,000,490	-	48,427,614	36,569,735	45,427,125	789,631

Cash Flow Hedge
Swap Contracts	-	-	6,786,840	6,622,857	5,316,632	4,502,378	-	5,163,218	7,123,121	7,460,859	5,499,281	5,624,154
Credit Operations Hedge	-	-	-	-	-	-	-	3,494	977,621	1,058,007	687,239	90,518
Securities Hedge	-	-	1,302,666	1,428,053	1,302,666	1,428,053	-	210,109	1,201,578	1,317,745	198,415	1,107,636
Funding Hedge	-	-	5,484,174	5,194,804	4,013,966	3,074,325	-	4,949,615	4,943,922	5,085,106	4,613,628	4,426,000
Futures Contracts	-	-	23,447,934	19,500,234	23,447,934	19,333,230	-	-	17,726,566	18,680,868	54,194,819	4,501,878
Credit Operations Hedge (2)	-	-	23,447,934	19,500,234	23,447,934	19,333,230	-	-	14,506,878	15,195,149	50,975,253	4,501,878
Securities Hedge	-	-	-	-	-	-	-	-	3,219,688	3,485,719	3,219,566	-

(*) The Bank operates some Cash Flow Hedge strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

(1) Credit amounts refer to active operations and operations owed to passive operations.

(2) Updated value of the instruments on December 31, 2020 is R$6,972,063 (12/31/2019 - R$8,425,386).

At the Bank and Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$11,169 (12/31/2019 - R$11,063) and is recorded in shareholders' equity, net of tax effects, of which R$5,026 will be realized against revenue in the next twelve months.

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow and in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the restated amount and the fair value (market value) of the reference obligation on the settlement date of the agreement.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

				Bank/Consolidated
				Valor Nominal
		12/31/2020		12/31/2019
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,483,628	519,670	2,435,880	-
Total	3,483,628	519,670	2,435,880	-

Amount related to the premium paid on CDS for use as guarantee (risk transfer) in the amount of R$1,506 (12/31/2019 - R$0).

The effect on the PLE of the risk received was R$6,985 (12/31/2019 - R$5,257).

During the period there was no occurrence of a credit event related to taxable events provided for in the contracts.

		12/31/2020		12/31/2019
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	4,003,298	4,003,298	2,435,880	2,435,880
Per Risk Classification: Below Investment Grade	4,003,298	4,003,298	2,435,880	2,435,880
Per Reference Entity: Brazilian Government	4,003,298	4,003,298	2,435,880	2,435,880

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Financial Literature of the Treasury - LFT	3,702,213	5,342,992	4,363,665	5,950,561
National Treasury Bills - LTN	6,155,275	1,086,556	6,155,275	1,086,556
National Treasury Notes - NTN	2,814,273	660,918	2,814,273	841,790
Total	12,671,761	7,090,466	13,333,213	7,878,907

8.     Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

9.     Credit Portfolio and Provision for Expected Losses Associated with Credit Risk

a) Loan Portfolio

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Lending Operations	279,580,267	211,251,830	338,110,717	280,899,334
Loans and Discounted Titles	179,058,116	116,282,045	179,172,031	130,994,834
Financing	41,034,126	42,287,183	99,450,661	97,221,898
Rural and Agroindustrial - Financing	13,659,898	12,940,784	13,659,898	12,940,784
Real Estate Financing	45,828,127	39,741,818	45,828,127	39,741,818
Leasing Operations	-	-	2,471,384	2,800,998
Advances on Foreign Exchange Contracts (Note 9) (1)	6,310,254	6,054,424	6,310,254	6,054,424
Other Receivables	61,569,706	58,912,075	64,758,539	62,281,242
Créditos por Avais e Fianças Honrados	228,754.00	321,478.00	228,754.00	676,110.00
Rendas a Receber de Adiantamento Concedido - Carteira de Câmbio	150,513.00	97,756.00	150,513.00	97,756.00
Outros Créditos Diversos (Nota 12)	61,190,439	58,492,841	64,379,272	61,507,376
Total	347,460,227	276,218,329	411,650,894	352,035,998

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

Sale or Transfer Operations of Financial Assets

According to CMN Resolution nº 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during period ended at December 31, 2020, operations were carried out credit assignment without co-obligation in the amount of R$1,417,146 (12/31/2019 - R$2,986,361) and were represented, substantially, through loans and discounted securities, of which R$ 108.160 refer to the assignment to Group entities.

During the period ended September 30, 2020, loan assignments were made in full without co-obligation, in the amount of R$$ 2,052,258 in the Bank and in the Consolidated relating to loan losses, of which R$ 1,398,225 refer to the assignment to Group entities.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with recourse to real estate financing in the amount of R$688,821, maturing in October 2041. On December 31, 2020, the present value of the assigned operations is R$ 55,284 (31/12/2019- R$75,833).

These assignment transactions were carried out with a co-obligation clause, and compulsory repurchase is expected in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability, pursuant to CMN Resolution No. 3,401 / 2006; and

- Contracts subject to intervention.

The amount of compulsory repurchase will be calculated by the credit balance due duly updated on the date of the respective repurchase.

From the date of the assignment, the cash flows from the assigned operations will be paid directly to the assignee.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Overdue	5,015,638	7,684,024	5,842,250	8,585,560
Due to:
Up to 3 Months	101,913,270	76,147,368	111,058,613	87,843,597
From 3 to 12 Months	80,400,014	69,667,171	100,998,401	90,380,199
Over 12 Months	160,131,305	122,719,766	193,751,630	165,226,642
Total	347,460,227	276,218,329	411,650,894	352,035,998

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Private Sector	346,441,422	275,100,366	410,630,891	350,916,654
Industry	65,984,136	53,728,646	67,264,749	54,671,234
Commercial	43,967,769	33,864,887	47,902,610	39,183,683
Financial Institutions	2,140,177	1,983,283	2,157,962	1,991,233
Services and Other (1)	58,085,560	41,607,698	60,971,259	44,886,880
Individuals	172,102,567	140,385,489	228,089,977	206,623,415
Credit Cards	37,427,267	34,914,437	37,427,267	34,914,437
Mortgage Loans	43,993,132	37,218,524	43,993,132	37,218,524
Payroll Loans	47,029,722	27,941,932	47,029,722	42,446,859
Financing and Vehicles Lease	2,249,094	2,379,093	55,874,243	51,774,184
Others (2)	41,403,352	37,931,503	43,765,613	40,269,411
Agricultural	4,161,213	3,530,363	4,244,334	3,560,209
Public Sector	1,018,805	1,117,964	1,020,003	1,119,344
State	399,669	441,599	399,669	441,599
Municipal	619,136	676,365	620,334	677,745
Total	347,460,227	276,218,329	411,650,894	352,035,998

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

d) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

													Bank
							12/31/2020						12/31/2019
	%	Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	162,569,532	-	162,569,532	-	-	-	121,753,569	-	121,753,569	-	-	-
A	0.5%	98,084,064	-	98,084,064	490,420	331,959	822,379	77,795,391	-	77,795,391	388,977	-	388,977
B	1,0%	31,497,816	1,989,791	33,487,607	334,876	572,154	907,030	23,816,916	2,120,722	25,937,638	259,376	17	259,393
C	3,0%	23,128,620	1,789,539	24,918,159	747,545	1,561,868	2,309,413	19,823,183	1,966,467	21,789,651	653,690	1,665	655,355
D	10,0%	8,215,630	1,943,697	10,159,327	1,015,933	1,763,634	2,779,567	7,926,118	2,088,778	10,014,896	1,001,490	1,547,683	2,549,173
E	30,0%	2,254,334	1,547,171	3,801,505	1,140,451	600,261	1,740,712	2,266,765	2,323,208	4,589,973	1,376,992	659,874	2,036,866
F	50,0%	1,831,369	1,335,331	3,166,700	1,583,350	503,804	2,087,154	1,769,671	1,475,413	3,245,084	1,622,542	447,224	2,069,766
G	70,0%	1,771,853	1,069,343	2,841,196	1,988,837	764,272	2,753,109	1,450,313	1,225,377	2,675,689	1,872,983	418,317	2,291,300
H	100,0%	3,390,140	5,045,940	8,436,080	8,436,080	-	8,436,080	2,734,332	5,676,805	8,411,137	8,411,137	-	8,411,137
Total		332,743,358	14,720,812	347,464,170	15,737,492	6,097,952	21,835,444	259,336,258	16,876,770	276,213,028	15,587,187	3,074,780	18,661,967

													Consolidated
							12/31/2020						12/31/2019
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0,0%	174,672,176	-	174,672,176	-	-	-	141,210,954	(23,199)	141,187,755	-	-	-
A	0,5%	136,895,625	-	136,895,625	684,478	331,960	1,016,438	120,434,015	-	120,434,015	602,170	20,772	622,942
B	1,0%	37,161,806	2,947,768	40,109,574	401,096	572,154	973,250	29,095,941	3,746,497	32,842,438	328,424	18	328,442
C	3,0%	24,491,130	2,742,311	27,233,441	817,002	1,575,498	2,392,500	21,140,394	3,371,115	24,511,508	735,345	1,664	737,009
D	10,0%	8,768,027	2,459,727	11,227,754	1,122,775	1,927,260	3,050,035	8,368,581	2,820,515	11,189,096	1,118,910	1,547,683	2,666,593
E	30,0%	2,374,369	2,124,173	4,498,542	1,349,562	704,758	2,054,320	2,332,530	2,835,000	5,167,530	1,550,259	659,875	2,210,134
F	50,0%	1,929,261	1,868,256	3,797,517	1,898,759	578,271	2,477,030	1,859,486	1,812,213	3,671,699	1,835,850	447,224	2,283,073
G	70,0%	1,848,376	1,366,129	3,214,505	2,250,153	848,059	3,098,212	1,482,247	1,458,609	2,940,856	2,058,599	418,318	2,476,917
H	100,0%	3,661,255	6,344,449	10,005,704	10,005,704	-	10,005,704	2,943,753	7,139,229	10,082,982	10,082,982	-	10,082,982
Total		391,802,025	19,852,813	411,654,838	18,529,529	6,537,960	25,067,489	328,867,901	23,159,979	352,027,880	18,312,539	3,095,554	21,408,092

(1) Includes installments falling due and overdue,

(2) The additional provision is constituted based mainly on the expectation of realization of the loan portfolio, in addition to the minimum required by the current regulation,

(3) The total loan portfolio includes the amount of R$3,944 (12/31/2019 - R$5,301) in the Bank and R$3,944 (12/31/2019 - R$8,118) in Consolidated, referring to the adjustment to market value credit operations that are subject to protection, registered in accordance with article 5 of Bacen Circular Letter 3,624 of December 26, 2013 and which are not included in the note on risk levels (Note 6,b,VI,a),

As of December 31, 2020, the increase in the Allowance for Loan Losses - Additional is related to the change in the macroeconomic scenario, which impacted our provisioning calculation model.

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Opening Balance	18,661,967	16,734,154	21,408,092	18,789,123
Allowances Recognized	13,216,424	13,431,661	16,476,170	16,066,253
Write-offs	(10,042,947)	(11,503,848)	(12,816,773)	(13,447,284)
Closing Balance	21,835,444	18,661,967	25,067,489	21,408,092
Recoveries Credits	2,416,248	2,612,708	2,787,491	2,618,508

f) Renegotiated Credits

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Renegotiated Credits	18,197,875	13,752,395	22,987,914	16,292,323
Allowance for Loan Losses	(9,196,227)	(7,525,483)	(10,411,547)	(8,283,230)
Percentage of Coverage on Renegotiated Credits	50,5%	54,7%	45,3%	50,8%

g) Loan Portfolio Concentration

				Consolidated
		12/31/2020		12/31/2019
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	6,782,322	1,3%	4,207,082	0,9%
10 Largest	33,571,246	6,5%	30,837,795	6,9%
20 Largest	54,105,883	10,5%	48,360,114	10,9%
50 Largest	89,753,598	17,4%	78,111,867	17,6%
100 Largest	119,028,823	23,1%	102,168,739	23,0%

(1) Includes installments of credit to builders/developers,

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI,

(3) Refers to credit of derivatives risk,

10.   Foreign Exchange Portfolio

		Bank/Consolidated
	12/31/2020	12/31/2019
Assets
Rights to Foreign Exchange Sold	52,142,905	72,686,870
Exchange Purchased Pending Settlement	39,312,834	51,666,587
Advances in Local Currency	(187,033)	(153,239)
Income Receivable from Advances and Importing Financing	150,513	97,756
Currency and Documents Term Foreign Currency	19,325	207,139
Total	91,438,544	124,505,113
Liabilities
Exchange Sold Pending Settlement	57,128,318	74,013,458
Foreign Exchange Purchased	34,057,723	50,036,741
Advances on Foreign Exchange Contracts (Note 8,a)	(6,310,254)	(6,054,424)
Others	172	107
Total	84,875,959	117,995,882

Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1,633,619	845,095
Confirmed Export Credits – Foreign Currency	2,067,409	2,512,489

11.   Other Financial Assets

a) Other Financial Assets

	Bank
	12/31/2020	12/31/2019
	Total	Total
Foreign Exchange Portfolio (Notes 9)	91,438,544	124,505,113
Trading and Intermediation of Values (Notes 10)	3,824,827	2,325,866
Interbank Accounts	75,810,738	78,491,073
Receipts and Payments Pending Settlement	728	-
Credits for Avals and Sureties Honored	228,754	321,478
Total	171,303,591	205,643,530

	Consolidated
	12/31/2020	12/31/2019
	Total	Total
Foreign Exchange Portfolio (Notes 9)	91,438,544	124,505,113
Trading and Intermediation of Values (Notes 10)	6,859,624	4,474,518
Interbank Accounts	91,368,033	89,264,957
Receipts and Payments Pending Settlement	728	-
Credits for Avals and Sureties Honored	51,583	676,110
Total	189,718,512	218,920,698

b) Securities Trading and Brokerage

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Assets
Financial Assets and Pending Settlement Transactions	175,179	992,552	3,015,501	2,804,768
Clearinghouse Transactions	2,002	457	2,002	712
Debtors Pending Settlement	25,078	16,650	197,542	334,757
Stock Exchanges - Guarantee Deposits	2,915,264	486,995	2,919,758	486,995
Others (1)	707,304	829,212	724,821	847,286
Total	3,824,827	2,325,866	6,859,624	4,474,518
Liabilities
Financial Assets and Pending Settlement Transactions	303,266	1,056,647	3,109,306	2,897,003
Creditors Pending Settlement	4,976	4,392	160,488	253,128
Creditors for Loan of Shares	-	-	672,577	492,209
Clearinghouse Transactions	13	282	41,213	61,191
Records and Settlement	2,645	1,966	5,005	3,712
Others	5,040	116	5,042	118
Total	315,940	1,063,403	3,993,631	3,707,361

(1)    Refers to deposits made as a guarantee for derivative transactions carried out with clients on the over-the-counter market,

12.   Tax Assets and Liabilities

a) Tax Credits

a,1) Nature and Origin of Recorded Deferred Tax Assets

	Balances on				Balances on
	12/31/2019	Incorporation	Recognition (4)	Realization	12/31/2020
Allowance for Loan Losses	14,047,657	129,225	5,927,566	(2,880,382)	17,224,066
Reserve for Legal and Administrative Proceedings - Civil	1,503,264	25,875	645,515	(372,591)	1,802,063
Reserve for Tax Risks and Legal Obligations	1,541,030	38	213,010	(179,112)	1,574,966
Reserve for Legal and Administrative Proceedings - Labor	2,249,941	1,650	1,295,501	(1,141,541)	2,405,551
Agio	-	-	57,380	-	57,380
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,092,265	-	1,405,139	(1,289,160)	2,208,244
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	76,976	-	120,081	-	197,057
Accrual for Pension Plan (2)	1,882,812	-	407,323	(926,701)	1,363,434
Profit Sharing, Bonuses and Personnel Gratuities	436,935	4,815	754,469	(760,631)	435,588
Other Temporary Provisions (3)	3,881,291	-	-	(982,830)	2,898,461
Total Tax Credits on Temporary Differences	27,712,171	161,603	10,825,984	(8,532,948)	30,166,810
Tax Losses and Negative Social Contribution Bases	-	-	5,407,013	-	5,407,013
Social Contribution Tax - Executive Act 2,158/2001	362,240	-	-	(187,082)	175,158
Balance of Recorded Deferred Tax Assets	28,074,411	161,603	16,232,997	(8,720,030)	35,748,981

	Balances on				Balances on
	12/31/2019	Incorporation	Recognition (4)	Realization	12/31/2020
Allowance for Loan Losses	15,961,619	129,225	7,062,695	(3,672,508)	19,481,031
Reserve for Legal and Administrative Proceedings - Civil	1,617,815	25,875	708,416	(458,729)	1,893,377
Reserve for Tax Risks and Legal Obligations	2,367,353	38	313,878	(198,497)	2,482,772
Reserve for Legal and Administrative Proceedings - Labor	2,388,470	1,650	1,352,194	(1,189,237)	2,553,077
Agio	-	-	57,380	-	57,380
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,095,470	-	1,411,852	(1,292,054)	2,215,268
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	153,977	-	122,911	(1)	276,887
Accrual for Pension Plan (2)	1,897,061	-	407,833	(948,911)	1,355,983
Profit Sharing, Bonuses and Personnel Gratuities	496,819	4,815	825,882	(834,600)	492,916
Other Temporary Provisions (3)	4,155,209	-	184,993	(1,106,989)	3,233,213
Total Tax Credits on Temporary Differences	31,133,793	161,603	12,448,034	(9,701,526)	34,041,904
Tax Losses and Negative Social Contribution Bases	408,338	-	5,407,013	(111,579)	5,703,772
Social Contribution Tax - Executive Act 2,158/2001	362,240	-	-	(187,082)	175,158
Balance of Recorded Deferred Tax Assets	31,904,371	161,603	17,855,047	(10,000,187)	39,920,834

(1)  Includes tax credits IRPJ, CSLL, PIS and COFINS,

(2)  Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3,n,

(3)  Composed mainly by administrative provisions nature,

(4)  Includes the effects of the change in the CSLL rate for banks of any kind, in accordance with Constitutional Amendment 103/19,

On December 31, 2020, there are deferred tax assets not registered in assets in the amount of R$41,418 (12/31/2019 – R$209.771) in the Consolidated.

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution nº 3,059/2002, with the amendments to the Resolution CMN nº 4,441/2015,

a,2) Expected Realization of Recorded Tax Credits

						Bank
						12/31/2020
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/COFINS		CSLL 18%	Recorded
2021	2,082,080	1,707,268	154,693	3,155,880	175,158	7,275,079
2022	6,616,719	5,319,817	154,693	-	-	12,091,229
2023	5,753,863	4,629,558	-	242,587	-	10,626,008
2024	409,632	327,705	-	2,008,546	-	2,745,883
2025	1,088,038	813,009	-	-	-	1,901,047
2026 a 2028	289,215	231,372	-	-	-	520,587
2029 a 2030	315,560	273,588	-	-	-	589,148
Total	16,555,107	13,302,317	309,386	5,407,013	175,158	35,748,981

						Consolidated
						12/31/2020
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/COFINS		CSLL 18%	Recorded
2021	2,730,722	2,083,663	157,549	3,225,180	175,158	8,372,272
2022	7,215,096	5,674,345	157,549	60,066	-	13,107,056
2023	6,307,729	4,955,392	-	266,517	-	11,529,638
2024	490,685	360,735	-	2,034,568	-	2,885,988
2025	1,645,140	1,120,842	-	9,520	-	2,775,502
2026 a 2028	293,385	232,467	-	107,921	-	633,773
2029 a 2030	331,687	284,918	-	-	-	616,605
Total	19,014,444	14,712,362	315,098	5,703,772	175,158	39,920,834

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income,

Based on CMN Resolution 4,818 and BACEN Resolution No, 2 / 2020, Tax Credits must be fully presented in the long term, for balance sheet purposes, The comparative balance as of December 31, 2019 was reclassified to maintain comparability,

a,3) Present Value of Tax Credits

The present value of the tax credits recorded is R$35,757,590 (12/31/2019 - R$25,724,592) in the Bank and R$39,929,443 (12/31/2019 - R$29,133,062) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods,

b) Other Liabilities - Tax and Social Security

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Deferred Tax Liabilities	4,433,050	5,444,706	5,042,170	6,013,811
Provision for Taxes and Contributions on Income	22,562	-	214,506	460,654
Taxes Payable	933,222	1,069,765	2,051,704	1,817,392
Total	5,388,834	6,514,471	7,308,380	8,291,857

b,1) Nature and Origin of Deferred Tax Liabilities

				Bank
	Balances on			Balances on
	12/31/2019	Recognition	Realization	12/31/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,573,996	52,241	-	1,626,237
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,737,329	-	(1,065,147)	2,672,182
Excess Depreciation of Leased Assets	5,441	-	(36)	5,405
Others	127,940	1,286	-	129,226
Total	5,444,706	53,527	(1,065,183)	4,433,050

				Consolidated
	Balances on			Balances on
	12/31/2019	Recognition	Realization	12/31/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,686,421	86,732	(19,968)	1,753,185
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,807,649	13,566	(1,076,004)	2,745,211
Excess Depreciation of Leased Assets	318,240	33,813	(33,717)	318,336
Others	201,501	34,804	(10,867)	225,438
Total	6,013,811	168,915	(1,140,556)	5,042,170

(1)    Includes IRPJ, CSLL, PIS and COFINS

b.2) Expected Realization of Deferred Tax Liabilities

				Bank
				12/31/2020
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2021	1,086,251	867,541	210,142	2,163,934
2022	1,086,251	867,541	210,142	2,163,934
2023	8,991	5,733	-	14,724
2024	7,189	5,733	-	12,922
2025	7,189	5,733	-	12,922
2026 a 2028	21,569	17,199	-	38,768
2029 a 2030	14,379	11,467	-	25,846
Total	2,231,819	1,780,947	420,284	4,433,050
	-	-	-	-

				Consolidated
				12/31/2020
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2021	1,291,831	910,694	215,136	2,417,661
2022	1,281,951	909,449	215,136	2,406,536
2023	62,079	13,547	1,822	77,448
2024	39,338	6,841	-	46,179
2025	10,681	6,674	-	17,355
2026 a 2028	27,064	19,274	-	46,338
2029 a 2030	17,803	12,850	-	30,653
Total	2,730,747	1,879,329	432,094	5,042,170

c) Income Tax and Social Contribution

		Bank		Consolidated
	01/01 a 12/31/2020	01/01 a 12/31/2019	01/01 a 12/31/2020	01/01 a 12/31/2019
Income Before Taxes on Income and Profit Sharing	7,752,049	14,624,792	8,921,237	16,770,359
Profit Sharing (1)	(1,668,086)	(1,557,012)	(1,857,937)	(1,734,870)
Unrealized Income	-	-	77,310	(62,160)
Income Before Taxes	6,083,963	13,067,780	7,140,610	14,973,329
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(2,737,783)	(5,227,112)	(3,213,275)	(5,989,332)
Equity in Subsidiaries (2)	1,353,205	1,089,766	23,273	17,746
Nondeductible Expenses, Net of Non-Taxable Income	(55,549)	222,881	(56,651)	243,909
Exchange Variation - Foreign Branches	6,831,483	715,837	6,831,484	715,424
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	523,507	11,739	551,983	70,223
Interest on Capital	1,472,877	1,474,192	1,502,888	1,601,009
Effect of Change in Social Contribution (4)	-	-	296,112	127,058
Other Adjustments Social Contribution Taxes 5% (3)	56,791	2,646,305	63,642	2,700,000
Other Adjustments, Including Profits Provided Abroad	527,655	87,102	540,011	51,890
Income and Social Contribution Taxes	7,972,186	1,020,710	6,539,467	(462,073)

(1)  The basis of calculation is the net income, after IR and CSLL,

(2)  As a result of equity in subsidiaries are not included interest on capital received and receivable,

(3)  Increase in the CSLL rate, as of March 2020, for an indefinite period (Note 3,s),

(4)  Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9% and 15%,

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 13),

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding, According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible, The purpose of these derivatives are to protect the after-tax results,

The law 14,031, of July 28, 2020, determines that, as of January 2021, 50% of the foreign exchange variation of investments abroad should be computed in the determination of real profit and in the calculation basis of Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country,

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes", Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the period ended in December 31, 2020 and 2019:

R$	01/01 a 12/31/2020	01/01 a 12/31/2019
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	16,792	1,512
Result generated by derivative contracts used as hedge	(30,375)	(2,777)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	312	(106)
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	13,271	1,371

d) Tax Expenses

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019

COFINS (Contribution for Social Security Financing) (1)	1,705,772	2,137,264	2,476,433	2,823,612
ISS (Tax on Services)	586,809	530,378	764,993	972,042
PIS (Tax on Revenue) (1)	277,187	343,250	421,427	476,113
Others (2)	271,578	218,051	317,621	299,161
Total	2,841,346	3,228,943	3,980,474	4,570,928

13.   Other Assets

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Notes and Credits Receivable (Note 8,a)
Credit Cards	31,861,356	28,854,952	31,861,356	28,973,079
Receivables (1)	28,706,517	28,984,542	32,476,841	31,820,361
Escrow Deposits for:
Tax Claims	5,756,068	5,644,233	7,507,557	7,445,344
Labor Claims	1,978,893	2,022,832	2,144,435	2,208,429
Others - Civil	1,108,009	1,057,348	1,330,431	1,319,644
Contract Guarantees - Former Controlling Stockholders (Note 20,i)	496	103,272	496	103,272
Recoverable Taxes	2,218,922	2,238,982	3,130,301	3,320,147
Reimbursable Payments	164,809	196,039	223,676	225,380
Salary Advances/Others	120,339	100,128	263,997	325,185
Employee Benefit Plan	291,012	283,046	361,149	346,422
Debtors for Purchase of Assets (Note 8,a)	622,564	653,347	687,565	713,936
Receivable from Affiliates	19,049	44,457	18,195	18,842
Income Receivable	2,546,048	2,383,717	2,546,048	2,383,717
Other Assets	1,809,180	1,850,053	1,809,180	1,850,053
Others	1,291,091	1,284,510	3,590,911	3,015,028
Total	78,494,353	75,701,458	88,084,885	84,430,577

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies,

14.   Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands, The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade, It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil,

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity, The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018, On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch,

Santander Brasil EFC

Banco Santander had a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S,A, (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation, On November 12, 2020, by the decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, SA (whose name was changed to Santander Brasil, SAU), an offshore entity with headquarters in Spain, was approved, wholly owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services, The capital invested abroad was repatriated in November 2020, The deed of dissolution and liquidation of the company was registered with the Mercantile Registry of Madrid with effect on December 15, 2020, These activities are now carried out by the Bank's branch in Luxembourg,

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include (without eliminating transactions with related parties):

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Assets	160,340,976	124,944,302	37,555,040	19,955,679	1,303	3,850,302
Current and Long-term Assets	160,340,976	124,944,302	37,554,771	19,955,392	1,303	3,850,302
Cash	10,992,918	3,205,293	1,116,505	162,231	1,253	319,152
Interbank Investments	38,123,942	34,116,739	8,542,030	1,941,192	-	2,582,385
Securities and Derivatives Financial Instruments	77,537,745	63,736,330	1,872,724	1,002,697	-	16,799
Lending Operations (1)	21,216,364	16,466,558	24,813,536	16,570,321	-	590,941
Foreign Exchange Portfolio	6,800,895	4,145,245	884,473	167,985	-	-
Others	5,669,112	3,274,137	325,503	110,966	50	341,025
Permanent Assets	-	-	269	287	1,303	-
Liabilities	160,340,976	124,944,302	37,555,040	19,955,679	418	3,850,302
Current and Long-term Liabilities	108,823,123	70,332,537	30,939,233	15,429,041	-	303,219
Deposits and Money Market Funding	31,461,468	10,798,572	4,161,763	2,469,606	-	29,766
Funds from Acceptance and Issuance of Securities	19,454,058	14,999,864	10,784,221	6,235,813	-	-
Debt Instruments Eligible to Compose Capital	13,119,659	10,175,961	-	-	-	-
Borrowings (2)	26,090,092	24,297,747	14,070,809	6,318,373	-	-
Foreign Exchange Portfolio	6,869,559	4,120,196	908,932	168,134	-	-
Others	11,828,287	5,940,197	1,013,508	237,115	18	273,453
Deferred Income	171	119	13,339	12,331	-	29
Stockholders' Equity	51,517,682	54,611,646	6,602,468	4,514,307	1,285	3,547,054

	01/01 a 12/31/2020	01/01 a 12/31/2019	01/01 a 12/31/2020	01/01 a 12/31/2019	01/01 a 12/31/2020	01/01 a 12/31/2019
Net Income	2,933,240	2,606,115	804,660	338,068	(14,762)	(10,868)

(1)  Refers mainly to lending and export financing operations,

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit,

(3)  The functional currency is Real,

15.   Investment in Affiliates and Subsidiaries

a)     Consolidation Perimeter

					12/31/2020
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	84	-	78.58%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	238,886	-	100.00%	100.00%
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Santander CCVM	Broker	14,067,640	14,067,640	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Getnet S.A.	Payment Institution	69,565	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)	Recovery of Defaulted Credits	1,365,787	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	481,196	-	100.00%	100.00%
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
SANB Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	0.00%	100.00%
Santander Tecnologia e Inovação Ltda.	Other Activities	5,045	-	0.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.)	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil S.A.) (PI DTVM)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	-	100.00%

					12/31/2020
		Quantity of Shares or Quotas Owned (in Thousands)		Direct	Consolidated
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S,A, (8)
Return Capital Serviços de Recuperação de Créditos S,A, (current name of Ipanema Empreendimentos e Participações S,A,)	Collection and Recover of Credit Management	200	-	-	100%
Controlled by Return Capital Serviços de Recuperação de Créditos S,A, (current name of Ipanema Empreendimentos e Participações S,A,) (19)
Return Gestão de Recursos S,A, (current name of Gestora de Investimentos Ipanema S,A,)	Resources Management	11	-	-	100%
Jointly Controlled Companies by Banco Santander
Estruturadora Brasileira de Projetos S,A, - EBP (EBP)	Other Activities	3,859	2,953	11,11%	11,11%
Gestora de Inteligência de Crédito S,A, (Gestora de Crédito)	Credit Bureau	3,560	3,560	20,00%	20,00%
Campo Grande Empreendimentos Ltda,	Other Activities	255	-	25,32%	25,32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S,A,	Other Activities	366,182,676	-	-	70,00%
TecBan - Tecnologia Bancária S,A, (TecBan)	Other Activities	743,944	68,771	-	18,98%
PSA Corretora de Seguros e Serviços Ltda, (PSA Corretora de Seguros)	Insurance Broker	450	-	-	50,00%
Hyundai Corretora de Seguros Ltda,	Insurance Broker	1,000	-	-	50,00%
Jointly Controlled by Sancap
Santander Auto S,A,	Other Activities	22,452	-	-	50,00%
Controlled by Getnet S,A
Auttar HUT Processamento de Dados Ltda, (Auttar HUT)	Other Activities	3,865	-	-	100,00%
Integry Tecnologia e Serviços A,H,U Ltda, (Integry Tecnologia)	Other Activities	-	-	-	0,00%
Toque Fale Serviços de Telemarketing Ltda, (Toque Fale)	Other Activities	-	-	-	0,00%
Controlled by Webmotors S,A,
Loop Gestão de Pátios S,A, (Loop)	Other Activities	23,243	-	-	51,00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda, (Tbnet)	Other Activities	532,426	-	-	100,00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda, (Tbforte)	Other Activities	517,505	-	-	100,00%

Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (5);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos; and

•         Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (6),

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund, This Fund buys only trade receivables from Renault carmaker, In turn, the Banco RCI Brasil S,A, (Note 14) owns 100% of its subordinated shares,

(2)     Banco RCI Brasil S,A, sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos, The senior shares will have only one investor, Banco RCI Brasil S,A, holds 100% of subordinated shares,

(3)     Banco Santander was a creditor for certain overdue credit operations that had real estate as collateral, The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations,

(4)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements, In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies, Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies,

(5)     Refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund, Atual Serviços de Recuperação de Creditos e Meios Digitais S,A, (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros) (Note 14), a company controlled by Banco Santander, holds 100% of the shares in this fund,

(6)     This fund started to be consolidated in June 201 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S,A,

b)    Investment Composition

	Adjusted Stockholders' Equity	Net Income (Loss)	Investments Value		Equity Accounting Results
	12/31/2020	01/01 to 12/31/2020	12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Controlled by Banco Santander
Santander Leasing	5,832,949	78,296	4,583,567	4,528,041	61,901	36,928
Banco Bandepe S,A,	5,369,488	90,883	5,369,488	5,277,643	90,883	242,125
Santander Brasil EFC	41,812	(31,895)	41,636	3,547,055	(31,895)	(10,868)
Santander Corretora de Seguros	3,571,515	570,340	3,575,295	3,002,236	570,340	446,908
Getnet S,A,	2,072,033	289,960	2,071,772	2,611,765	289,960	581,422
Goodwill on the Acquisition of Residual Participation of Getnet S,A,	-	-	949,173	1,080,439	-	-
Atual Serviços de Recuperação de Créditos e Meios Digitais S,A,	1,758,594	88,849	1,740,057	1,322,052	88,849	25,660
Aymoré CFI	1,542,272	743,312	1,542,259	937,539	743,312	608,780
Sancap	1,041,810	232,230	1,041,810	1,040,469	232,214	271,895
Banco Olé Consignado (1)	-	-	-	926,278	154,380	31,859
Bosan S,A,	-	-	-	-	95,350	-
Santander CCVM	731,345	90,867	731,344	646,400	90,867	98,299
Banco RCI Brasil S,A,	1,405,452	180,636	560,648	524,503	72,057	102,927
Santander Brasil Consórcio	677,195	252,239	677,195	424,956	252,239	202,853
Others	1,377,822	223,000	1,252,546	941,417	296,667	85,627
Total			24,136,790	26.286.290	3.007.124	2,621,488

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss)	Investments Value		Equity Accounting Results
	12/31/2020	01/01 to 12/31/2020	12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	652,920	117,067	123,924	94,155	22,219	12,498
Gestora de Crédito	143,400	(95,319)	28,680	47,744	(19,062)	(11,354)
Webmotors S,A,	209,746	55,462	146,822	126,440	38,823	42,847
Norchem Holdings	-	(151)	-	21,252	(33)	576
Cibrasec	-	-	-	-	-	202
Norchem Participações	-	666	-	21,080	333	975
EBP	11,457	80	1,273	3,889	9	199
Santander Auto	31,551	(4,842)	15,775	12,374	(2,422)	(2,169)
Hyundai Corretora de Seguros Ltda,	2,088	221	1,044	934	110	(66)
PSA Corretora	1,533	453	767	540	226	656
Others	-	-	(6,433)	5,266	11,515	-
Total			311,852	333,674	51,718	44,364

16.   Fixed Assets

				Bank
			12/31/2020	12/31/2019
	Cost	Depreciation	Net	Net
Real Estate	2,443,916	(848,843)	1,595,073	1,673,270
Land	640,650	-	640,650	651,442
Buildings	1,803,266	(848,843)	954,423	1,021,828
Others Fixed Assets	12,405,737	(7,898,271)	4,507,466	4,540,898
Installations, Furniture and Equipment	4,862,706	(2,862,850)	1,999,855	1,983,667
Data Processing Equipment	2,245,466	(1,319,215)	926,251	644,890
Leasehold Improvements	4,333,491	(2,973,797)	1,359,694	1,472,669
Security and Communication Equipment	664,382	(493,204)	171,178	222,998
Others	299,692	(249,205)	50,487	216,674
Total	14,849,653	(8,747,114)	6,102,539	6,214,168

				Consolidated
			12/31/2020	12/31/2019
	Cost	Depreciation	Net	Net
Real Estate	2,744,391	(902,862)	1,841,529	1,924,457
Land	715,969	-	715,969	718,846
Buildings	2,028,422	(902,862)	1,125,560	1,205,611
Others Fixed Assets	14,220,916	(9,015,760)	5,205,157	5,256,631
Installations, Furniture and Equipment	4,977,204	(2,888,816)	2,088,388	2,057,422
Data Processing Equipment	2,495,703	(1,440,780)	1,054,923	766,320
Leasehold Improvements	4,435,186	(3,036,344)	1,398,841	1,492,137
Security and Communication Equipment	1,984,215	(1,397,821)	586,394	694,409
Others	328,609	(251,999)	76,610	246,343
Total	16,965,308	(9,918,622)	7,046,686	7,181,088

17.   Intangibles

				Bank
			12/31/2020	12/31/2019
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,361,252	(26,860,387)	500,865	274,745
Other Intangible Assets	9,510,686	(5,290,104)	4,220,582	3,777,511
Acquisition and Development of Software	5,554,983	(3,454,375)	2,100,607	1,851,076
Exclusivity Contracts for Provision of Banking Services	3,782,324	(1,817,553)	1,964,771	1,926,342
Others	173,379	(18,175)	155,203	93
Total	36,871,937	(32,150,491)	4,721,447	4,052,256

				Consolidated
			12/31/2020	12/31/2019
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	29,680,240	(27,661,542)	2,018,698	1,611,812
Other Intangible Assets	10,208,203	(5,755,284)	4,452,920	4,100,986
Acquisition and Development of Software	6,156,895	(3,843,738)	2,313,156	2,118,798
Exclusivity Contracts for Provision of Banking Services	3,782,324	(1,817,553)	1,964,771	1,926,342
Others	268,985	(93,992)	174,992	55,846
Total	39,888,443	(33,416,826)	6,471,617	5,712,798

(*) For the period ended December 31, 2020, there was no record impairment,

In January 2020, Banco Santander acquired the remaining stake in Banco Olé Consignado, in the amount of R$1,608 million, The purchase generated goodwill of R$982 million, to be deferred over 5 years, In June, the PPA was concluded to allocate this goodwill, in which two new intangible assets were identified, in the amount of R$371 million and a useful life of up to 6 years,

18.   Funding

a) Opening of Equity Accounts

							Bank
						12/31/2020	12/31/2019
	Without Maturity	Up to 3 Months	From 3 to 12 Months		Over 12 Months	Total	Total
Deposits	105,618,316	98,290,797	88,611,706		99,950,659	392,471,480	274,212,166
Demand Deposits	42,236,911	-	-		-	42,236,911	29,392,188
Savings Deposits	63,306,504	-	-		-	63,306,504	49,039,857
Interbank Deposits	-	2,446,845	2,218,123		338,508	5,003,476	4,673,772
Time Deposits (1)	74,901	95,843,952	86,393,583		99,612,151	281,924,587	191,106,349
Other Deposits	2	-	-		-	2	-
Money Market Funding	-	103,866,107	9,875,868		46,229,485	159,971,460	129,632,447
Own Portfolio	-	96,932,868	4,754,855		-	101,687,723	97,387,683
Government Securities	-	86,158,762	4,734,041		-	90,892,803	87,881,427
Debt Securities in Issue	-	824	-		-	824	86,595
Others	-	10,773,282	20,814		-	10,794,096	9,419,661
Third Parties	-	6,283,007	-		-	6,283,007	8,743,348
Linked to Trading Portfolio Operations	-	650,232	5,121,013		46,229,485	52,000,730	23,501,416
Funds from Acceptance and Issuance of Securities	-	14,234,406	21,809,567		51,015,833	87,059,806	91,579,368
Exchange Acceptances	-	-	101,493		-	101,493	-
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	8,770,350	15,223,984		30,346,295	54,340,629	68,716,278
Real Estate Credit Notes - LCI (2)	-	2,900,612	5,885,390	-	16,924,529	25,710,531	24,995,265
Agribusiness Credit Notes - LCA	-	2,129,441	5,214,209	-	7,403,181	14,746,831	14,776,877
Treasury Bills - LF (3)	-	3,740,297	3,893,014	-	5,116,600	12,749,911	27,587,340
Guaranteed Real Estate Credit Notes - LIG (4)(5)	-	-	231,371	-	901,985	1,133,356	1,356,796
Securities Issued Abroad	-	5,316,855	5,161,128		19,755,257	30,233,240	19,419,513
Funding by Structured Operations Certificates	-	147,201	1,322,962		914,281	2,384,444	3,443,577
Borrowings and Onlendings	-	18,720,613	39,949,621		9,049,917	67,720,151	57,413,704
Foreign Borrowings	-	16,225,598	37,524,041		1,222,124	54,971,763	45,659,127
Import and Export Financing Lines	-	16,225,598	37,524,041		1,222,124	54,971,763	31,794,109
Other Credit Lines	-	-	-		-	-	13,865,018
Domestic Onlendings	-	2,495,015	2,425,580		7,827,793	12,748,388	11,754,577
Total	105,618,316	235,111,923	160,246,762		206,245,894	707,222,897	552,837,685

						Consolidated
					12/31/2020	12/31/2019
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	105,202,694	97,842,617	87,695,722	499,310,763	390,051,798	272,927,991
Demand Deposits	41,821,289	-	-	-	41,821,289	29,107,534
Savings Deposits	63,306,504	-	-	-	63,306,504	49,039,857
Interbank Deposits	-	1,978,525	1,343,393	1,823,507	5,145,425	4,299,290
Time Deposits (1)	74,901	95,864,092	86,402,621	97,436,964	279,778,578	190,344,470
Other Deposits	2	-	-	-	2	136,840
Money Market Funding	-	98,891,664	9,875,868	46,229,485	154,997,017	123,940,990
Own Portfolio	-	91,958,425	4,754,855	-	96,713,280	91,696,225
Government Securities	-	81,184,319	4,734,041	-	85,918,360	82,189,969
Debt Securities in Issue	-	824	-	-	824	86,595
Others	-	10,773,282	20,814	-	10,794,096	9,419,661
Third Parties	-	6,283,007	-	-	6,283,007	8,743,348
Linked to Trading Portfolio Operations	-	650,232	5,121,013	46,229,485	52,000,730	23,501,417
Funds from Acceptance and Issuance of Securities	-	10,759,037	19,790,100	40,078,630	70,627,767	85,962,615
Exchange Acceptances	-	53,262	411,671	710,861	1,175,794	1,591,753
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	8,971,410	16,221,326	32,475,516	57,668,252	72,211,903
Real Estate Credit Notes - LCI (2)	-	2,900,612	5,885,390	16,924,529	25,710,531	24,995,265
Agribusiness Credit Notes - LCA	-	2,129,441	5,214,209	7,403,181	14,746,831	14,776,877
Treasury Bills - LF (3)	-	3,941,357	4,890,356	7,245,821	16,077,534	31,082,965
Guaranteed Real Estate Credit Notes - LIG (4)(5)	-	-	231,371	901,985	1,133,356	1,356,796
Securities Issued Abroad	-	1,587,164	1,834,141	5,977,972	9,399,277	8,715,382
Funding by Structured Operations Certificates	-	147,201	1,322,962	914,281	2,384,444	3,443,577
Borrowings and Onlendings	-	18,720,613	39,989,420	9,049,917	67,759,950	54,879,561
Domestic Borrowings	-	-	39,799	-	39,799	47,388
Foreign Borrowings	-	16,225,598	37,524,041	1,222,124	54,971,763	43,077,596
Import and Export Financing Lines	-	16,225,598	37,524,041	1,222,124	54,971,763	31,794,109
Other Credit Lines	-	-	-	-	-	11,283,487
Domestic Onlendings	-	2,495,015	2,425,580	7,827,793	12,748,388	11,754,577
Total	105,202,694	226,213,931	157,351,110	194,668,795	683,436,532	537,711,157

(1) Consider the maturities established in the respective applications, with the possibility of immediate withdrawal, in advance of their maturity,

(2) Letters of real estate credit are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate, As of December 31,2020 and December 31, 2019, they have a maturity between 2020 and 2026,

(3) The main characteristics of the financial bills are a minimum term of two years, a minimum nominal value of R$50 and an early redemption permit of only 5% of the amount issued, As of December 31, 2020 and December 31, 2019, they have a maturity between 2020 and 2025,

(4) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and a pool of real estate credits apart from the other assets of the issuer, As of December 31, 2020, they have a term between 2020 and 2023 (12/31/2019 - with a maturity between 2021 and 2022),

(5) Funding made under the Special Compulsory Liquidity line under Resolution 4,795 / 20,

					Bank		Consolidated
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p,a)	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Eurobonds	2017	2020	BRL	4,4%		929,042	-	929,042
Eurobonds	2017	2021	BRL	4,4%	14,469	63,181	14,469	63,181
Eurobonds	2017	2024	USD	2,4% to 10,0%	857,678	664,996	853,929	664,996
Eurobonds	2018	2020	USD	Until 3,5%	-	37,476	-	37,476
Eurobonds	2018	2020	USD	Above 3,5%	-	35,438	-	35,438
Eurobonds	2018	2024	USD	6,6% to 6,7%	1,625,192	1,260,099	1,625,192	1,260,099
Eurobonds	2018	2025	USD	Until 9%	1,841,240	1,427,601	1,720,186	1,427,601
Eurobonds	2019	2020	USD	0% to 4,4%	-	7,563,963	-	3,556,724
Eurobonds	2019	2027	USD	CDI + 6,4%	6,513,222	7,424,010	1,279,507	727,118
Eurobonds	2020	2021	USD	CDI + 1,9%	170,257	-	170,257	-
Eurobonds	2020	2021	USD	0% to 4%	10,061,315	-	3,252,485	-
Eurobonds	2020	2022	USD	0% to 4%	4,800,393	-	16,923	-
Eurobonds	2020	2022	USD	CDI + 1,9%	121,925	-	121,925	-
Eurobonds	2020	2023	USD	0% to 8%	1,527,334	-	22,887	-
Eurobonds	2020	2023	USD	CDI + 1,9%	223,435	-	223,435	-
Eurobonds	2020	2024	USD	CDI + 1,9%	2,476,780	-	98,082	-
Others					-	13,707	-	13,707
Total					30,233,240	19,419,513	9,399,277	8,715,382

b) Opening profit and loss accounts

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019

Time Deposits (1) (2)	10,229,409	10,367,577	11,340,893	9,346,184
Savings Deposits	1,389,355	2,041,669	1,389,356	2,041,669
Interbank Deposits	200,753	399,870	259,594	192,911
Money Market Funding	7,027,108	9,458,914	6,850,518	9,301,152
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	144,130	109,282
Acceptance and Issuance of Securities (3)	24,350,964	7,318,896	25,268,553	7,635,685
Others	1,397,188	585,304	627,631	587,670
Total	44,594,777	30,172,230	45,880,675	29,214,553

(1) In the Bank and in the Consolidated, it includes the registration of interest in the amount of R$909,392 (2019 - R$503,540), referring to the issuance of Level I and II Eligible Debt Instrument (Note 20),

(2) Includes exchange variation expense of R$19,586 in the Bank and Consolidated (2019 - exchange variation expense of R$207,360 in the Bank and Consolidated),

(3) In 2020, it includes an exchange variation expense in the amount of R$ 22,189,857 in the Bank and in the Consolidated (2019 - exchange variation expense in the amount of R$254,437),

19.   Other Financial Liabilities

a)     Other Financial Liabilities

	Bank
	12/31/2020	12/31/2019
	Total	Total
Foreign Exchange Portfolio (Notes 9)	84,875,959	117,995,882
Trading and Intermediation of Values (Notes 10)	315,940	1,063,403
Debt Instruments Eligible to Compose Capital (Notes 18,b)	13,119,660	10,175,961
Collected Taxes and Other	94,975	96,928
Third-Party Funds in Transit	25,223	41,756
Receipts and Payments Pending Settlement	4,831,517	4,019,119
Total	103,263,274	133,393,049
	Consolidated
	12/31/2020	12/31/2019
	Total	Total
Foreign Exchange Portfolio (Notes 9)	84,875,959	117,995,882
Trading and Intermediation of Values (Notes 10)	3,993,631	3,707,631
Debt Instruments Eligible to Compose Capital (Notes 18,b)	13,119,660	10,175,961
Collected Taxes and Other	97,453	131,179
Third-Party Funds in Transit	435,173	369,578
Receipts and Payments Pending Settlement	4,831,517	4,019,119
Total	107,353,393	136,399,350

b)    Debt Instruments Eligible to Compose Capital

						Bank/Consolidated
					12/31/2020	12/31/2019
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p,a,) (1)	Total	Total
Tier I (2)	November - 18	No Maturity (Perpetual)	$1,250	7,250%	6,554,451	5,092,153
Tier II (2)	November - 18	November - 28	$1,250	6,125%	6,565,209	5,083,808
Total					13,119,660	10,175,961

(1) Interest paid semi-annually, as of May 8, 2020,

(2) The issues were made through the Cayman Agency and there is no incidence of Income Tax at Source,

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events,

20.   Other Payables – Other

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Provision Technical for Capitalization Operations	-	-	3,178,674	2,402,614
Provision Technical for Pension Operations (3)	-	-	-	1,901,721
Payables for Credit Cards	31,177,114	27,526,591	44,825,229	36,188,873
Provision for Tax Risks and Legal Obligations (Note 20,b)	4,249,744	4,346,769	6,707,293	6,630,722
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 20,b)	5,921,882	6,179,885	6,342,280	6,739,989
Provision for Financial Guarantees (Note 19,a)	-	166,105	255,179	166,105
Employee Benefit Plans (Note 30)	3,887,144	4,901,691	3,929,265	4,956,851
Payables for Acquisition of Assets and Rights	28,538	23,034	28,538	23,034
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 20,i) (2)	-	102,482	-	102,482
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 20,i) (b)	496	791	496	791
Accrued Liabilities
Personnel Expenses	1,718,919	1,697,771	1,990,309	1,960,884
Administrative Expenses	407,652	388,954	588,276	593,593
Others Payments	33,120	40,179	504,451	135,235
Creditors for Unreleased Funds	2,356,760	1,188,637	2,356,760	1,188,637
Provision of Payment Services	637,907	580,988	637,907	580,988
Suppliers	571,880	437,208	958,713	1,242,839
Social and Statutory	1,502,039	8,188,762	1,589,096	8,376,961
Others (1)	7,232,564	6,088,000	13,651,559	9,571,480
Total	59,725,759	61,857,847	87,544,024	82,763,799

(1) Includes impacts of the exchange variation referring to Notes (Note 18b),

(2) In the first half of 2019, the Bank entered into an agreement with a former controller where the registered obligations became the responsibility of the Bank, with no impact on results (Notes 20 and 21,i),

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk, It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability, After this evaluation, the operations are classified according to the provisioning ratings, having as reference the CMN Resolution nº 2,682/1999, Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of CMN Resolution nº 4,512/2016,

				Bank/Consolidated
		12/31/2020		12/31/2019
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	1,813,620	4,121	439,507	3,017
Linked to Bids, Auctions, Provision of Services or Execution of Works	5,602,995	5,403	5,243,996	4,426
Linked to the Supply of Goods	1,361,792	1,846	1,488,371	2,602
Linked to the Distribution of Securities by Public Offer	-	-	340,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	12,082,480	175,443	12,934,282	107,231
Other Guarantees	335,281	1,689	276,506	1,334
Other Bank Guarantees	16,532,462	33,055	13,944,007	37,585
Other Financial Guarantees	5,047,032	33,622	3,600,051	9,910
Total	42,775,662	255,179	38,266,720	166,105

Changes in Allowances for Financial Guarantees

		Bank/Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019
Balance at Beginning	166,105	201,411
Constitution (Note 29)	99,035	13,380
Reversal (1) (Note 29)	(9,961)	(48,686)
Balance at End	255,179	166,105

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts,

21.   Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on December 31, 2020 and December 31, 2019, no contingent assets were registered (Note 3,q),

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Reserve for Tax Contingencies and Legal Obligations	4,249,744	4,346,769	6,707,293	6,630,722
Accrual for Legal and Administrative Proceedings - Labor and Civil	5,921,882	6,179,885	6,342,280	6,739,988
Labor	2,656,098	3,216,008	2,900,835	3,517,431
Civil	3,265,784	2,963,877	3,441,445	3,222,557
Total	10,171,626	10,526,654	13,049,573	13,370,710

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 a 12/31/2020			01/01 a 12/31/2019
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,346,769	3,216,008	2,963,877	4,079,141	3,543,801	3,144,600
Recognition Net of Reversal (1) (3)	(130,820)	893,227	632,425	190,028	1,082,166	312,423
Inflation Adjustment	91,797	28,871	195,763	139,412	80,637	261,528
Write-offs Due to Payment	(58,002)	(1,482,008)	(526,281)	(61,812)	(1,490,596)	(754,674)
Balance at End	4,249,744	2,656,098	3,265,784	4,346,769	3,216,008	2,963,878
Escrow Deposits - Other Receivables	1,584,778	779,992	671,035	1,580,209	1,074,497	621,366
Escrow Deposits - Securities	4,855	3,191	826	10,630	17,913	24,441
Total Escrow Deposits (2)	1,589,633	783,183	671,861	1,590,839	1,092,410	645,807
	-	-	-	-	-	-

						Consolidated
			01/01 a 12/31/2020			01/01 a 12/31/2019
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,630,722	3,517,431	3,222,557	6,294,008	3,829,975	3,401,483
Recognition Net of Reversal (1) (3)	66,144	985,903	807,086	197,158	1,137,392	491,755
Inflation Adjustment	132,163	35,108	199,306	217,949	102,247	266,496
Write-offs Due to Payment	(121,737)	(1,637,607)	(787,504)	(78,393)	(1,552,183)	(937,177)
Balance at End	6,707,293	2,900,835	3,441,445	6,630,722	3,517,431	3,222,556
Escrow Deposits - Other Receivables	2,860,113	849,400	677,847	2,552,068	1,161,209	629,088
Escrow Deposits - Securities	5,737	3,190	826	11,488	17,913	24,441
Total Escrow Deposits (2)	2,865,850	852,590	678,673	2,563,556	1,179,122	653,528

(1) Tax risks include the constitution of provisions for taxes related to judicial and administrative proceedings and legal obligations, recorded in tax expenses, other operating income and other operating expenses and income tax and social contribution,

(2) Refer to the amounts of deposits in guarantees, limited to the amount of the provision and do not include deposits in guarantee related to possible and / or remote contingencies and appeal deposits,

(3) In the first half of 2019, the Bank entered into an agreement with a former controller where the registered obligations became the Bank's responsibility, with no impact on the result (Notes 20 and 21,i),

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities,

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors, The Santander has the policy to constitute provision of full amount in risk of lawsuits who’s the result of loss assessment is probable, The legal obligation of tax and social security were fully recognized in the financial statements,

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and COFINS - R$1,934,120 in the Bank and R$4,008,137 in the Consolidated (12/31/2019 - R$1,903,369 in the Bank and R$3,769,611 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and COFINS to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods, Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding COFINS, Both appealed this decision, without any success, so that the suit relating to COFINS is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander, Pursuant to the STF, Banco Santander's PIS and the PIS and COFINS of other subsidiaries are pending final judgment,

Increase in CSLL Tax Rate - R$114,449 in the Consolidated (12/31/2019 - R$112,548 in the Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008, In 2018, given the classification of success and unfavorable scenario in the Courts, we opted to pay the amounts discussed, except for Companhia de Crédito, Financiamento e Investimento Renault do Brasil (RCI), because the judicial proceedings are pending of judgment,

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel,

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations R$924,457 (12/31/2019 - R$906,355) at the Bank and Consolidated: in May 2003, the Brazilian Federal Revenue Service issued an infraction notice at Santander Distribuidora de Titulos e Valores Mobiliários Ltda, (Santander DTVM) and another auto at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002, Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct, The administrative discussion ended unfavorably for both companies, On July 3, 2015, Santander Brasil and Santander Brasil Tecnologia S,A, (current name of Produban Serviços de Informática S,A and former Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments, Such request was judged unfavorably, We have appealed to the Court, On December 8, 2020, the appeals were decided unfavorably, We are currently awaiting publication for the filing of the respective appeals with the higher courts, Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit,

National Social Security Institute (INSS) - R$51,402 in the Bank and R$51,409 in the Consolidated (12/31/2019 - R$282,046 in the Bank and R$282,053 in the Consolidated): Banco Santander and the subsidiaries discuss the collection of administrative and judicial claims social security and education salary contributions on various amounts that, according to the opinion of legal advisors, do not have a salary nature,

Services Tax (ISS) - Financial Institutions - R$239,370 in the Bank and R$263,183in the Consolidated (12/31/2019 - R$208,561 in the Bank and R$224,631 in the Consolidated): Banco Santander and the subsidiaries discuss the requirement administratively and judicially, by several municipalities, the payment of ISS on various revenues arising from operations that are not usually classified as service provision, In addition, other actions involving ISS, described in item 20,h,, the loss portion considered as probable risk is fully provisioned,

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits,

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic, Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel,

Former Banespa employees, claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the bylaws of Banespa to approximately 8400 former employees (retirees) in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors, The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years, Partial payments were made from 1996 to 2000, as approved by the board of directors, The relevant clause in the by-laws was eliminated in 2001, The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996, On March 20, 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil, We have brought a rescission action to revert the decision in the main proceedings and suspend procedural enforcement, The rescission action was dismissed in 2020, subsequently, in February 2021, an extraordinary appeal will be filed with the STF, Our legal advisors have classified the risk of loss as probable, The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun, which has not yet occurred),

As of December 31, 2020, the case is classified as a probable loss and the provision was recorded based on the estimated loss.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage, For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed, Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel,

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations, In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed, Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel,

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB), Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants,

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders, The provision is set up only for cases with probable risk, based on requests for individual executions, The matter is still under analysis in the STF, with the suspension of all appeals having been determined, excluding processes that have not yet been ruled or are in final execution, There is jurisprudence in the STF in favor of banks regarding an economic phenomenon similar to that of savings, as in the case of the correction of time deposits (CDBs) and the corrections applied to contracts (tablita),

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that changed Brazil's monetary standard, On April 14, 2010, the Supreme Court of Justice (STJ) decided that the deadline for filing public civil actions that discuss the purges is 5 years from the date of the plans, but this decision has not yet been decided, Thus, with this decision, most of the actions, as they were proposed after the 5-year period, will probably be dismissed, reducing the amounts involved, The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final judgment of the respective sentence, Banco Santander believes in the success of the arguments defended before these courts for their content and foundation,

At the end of 2017, the Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to close the legal disputes over the Economic Plans,

The discussions focused on defining the amount that would be paid to each author according to the balance in the booklet on the date of the plan, The total amount of payments will depend on the number of members, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indexes, The agreement term negotiated between the parties was approved by the STF,

In a decision issued by the STF, there was a national suspension of all cases that deal with the issue for the duration of the agreement, except for cases in final compliance with the sentence,

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan, Such extension has a term of 5 years, The approval of the terms of the additive occurred on June 3, 2020,

Management considers that the provisions set up are sufficient to cover the risks involved with the economic plans, considering the approved agreement,

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded,

The tax lawsuits classification with loss risk as possible totaled R$27,671 million in Consolidated, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration, As of December 31, 2020, the amounts related to these proceedings totaled approximately R$4,931 million,

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services, On December 31, 2020, the amounts related to these proceedings totaled approximately R$3,582 million,

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments, On December 31, 2020, the amounts related to these proceedings totaled approximately R$4,644 million,

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009, The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes, We are awaiting a decision by the CARF, which is pending of judgment, On September 31, 2020, the balance was approximately R$1,440 million,

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law, As of December 31, 2020, the amount related to this claim is approximately R$581 million,

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods, Judgment is pending at the administrative level, As of December 31, 2020, the amount was R$1,072 million,

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris (by former Banco ABN Amro / Real), related to the period of 2007 to 2012,  Banco Santander timely presented its appeals, which are pending, On December 31, 2020, the amounts related to these proceedings totaled approximately R$646 million,

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S,A, (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005, The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S,A and Real Vida Previdência S,A, by AAB Dois Par should be taxed by the rate of 34% instead 15%, The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly, The administrative ended unfavorably, On July, 2020, the company filed a lawsuit seeking to cancel tax debts, This lawsuit is currently awaiting judgment, The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S,A, stockholder,  As of September 31, 2020, the amount related to this lawsuit is approximately R$488 million,

Goodwill Amortization of Getnet Tecnologia - The Tax Authorities have issued infraction notices at Getnet Adquirência e Serviços para Meios de Pagamentos S,A e Banco Santander (Brasil) S,A,, to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Getnet Tecnologia, related to the period of 2014 to 2018, The tax authorities considered that company would not have complied with the legal requirements for such amortization, Both companies presented their respective defenses and are awaiting judgment at the administrative level, On September 31, 2020, the amounts related to these proceedings totaled approximately R$807million,

The labor claims with classification of loss risk as possible totaled R$227 million in Consolidated, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI -lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S,A, - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975, The judgment granted the correction but only in the periods in which no other form of adjustment could be applied, In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment, The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim,

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$ 1,753 million in Consolidated, being the main lawsuits as follow:

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet,

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S,A, on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo),

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$0, R$0 and R$496 (12/31/2019 - R$102,481, R$213 e R$578) in the Consolidated, respectively, recorded in other obligations - miscellaneous (Note 19) under the responsibility of the former controlling shareholders of banks and acquired companies, Based on the contracts signed, these actions are guaranteed full reimbursement by the former controlling shareholders, whose respective rights were accounted for in other credits - miscellaneous (Note 12),

22.   Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares, Any capital increase that exceeds this limit will require stockholders' approval,

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value,

						Thousands of Shares
			12/31/2020			12/31/2019
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	109,885	135,438	245,323	90,069	115,785	205,854
Foreign Residents	3,708,810	3,544,398	7,253,208	3,728,626	3,564,051	7,292,677
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(18,829)	(18,829)	(37,658)	(16,702)	(16,702)	(33,404)
Total Outstanding	3,799,866	3,661,007	7,460,873	3,801,993	3,663,134	7,465,127

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation, Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank,

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law,

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves, These dividends are fully attributed to the mandatory dividend,

CMN Resolution No, 4,885, of December 23, 2020, prohibits institutions authorized to operate by the Central Bank of Brazil to remunerate their own capital above the highest of: i) 30% of the adjusted net profit under the terms of item I of article 20 of Law No, 6,404/76; or ii) minimum mandatory dividends established by article 202 of Law No, 6,404 / 76, including in the form of Interest on Equity, until December 31, 2020, The rule also prohibits the reduction of capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council,

Below, we present the distribution of dividends and Interest on Equity made on December 31, 2020 and December 31, 2019,

							12/31/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(5)	890,000	113,7129	125,0842	238,7972	96,6560	106,3216	202,9776
Interest on Capital (2)(5)	770,000	98,3793	108,2172	206,5965	83,6224	91,9846	175,6070
Interest on Capital (3)(5)	1,000,000	127,7636	140,5400	268,3036	108,5991	119,4590	228,0580
Interest on Capital (4)(5)	665,000	84,9626	93,4589	178,4214	72,2182	79,4400	151,6582
Total	3.325.000

(1) Deliberated by the Board of Directors on April 27, 2020, were paid on June 24, 2020, without any monetary restatement,

(2) Deliberated by the Board of Directors on July 28, 2020, were paid on September 25, 2020, without any remuneration monetary restatement,
(3) Deliberated by the Board of Directors on October 26, were paid on December 23, 2020, without any remuneration monetary restatement,

(4) Deliberated by the Board of Directors on December 28, 2020, paid as of February 1, 2021, without any remuneration monetary restatement,

(5) The amount of dividends and interest on equity will be fully charged to the minimum mandatory dividends to be distributed by the Bank for the year 2020,

							12/31/2019
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1) (6)	1,000,000	127,5853	140,3438	267,9291	108,4475	119,2922	227,7397
Interest on Capital (2) (6)	1,000,000	127,6399	140,4039	268,0438	108,4939	119,3433	227,8372
Interest on Capital (3) (6)	1,000,000	127,6610	140,4271	268,0881	108,5119	119,3631	227,8750
Interest on Capital (4) (6)	1,010,000	128,9673	141,8641	270,8314	109,6222	120,5844	230,2066
Interim Dividends (5) (6)	6,790,000	867,0180	953,7197	1,820,7377	-	-	-
Total	10,800,000

(1) Deliberated by the Board of Directors on March 29, 2019, paid on May 28, 2019, without any monetary restatement,

(2) Deliberated by the Board of Directors on June 28, 2019, paid on July 31, 2019, without any monetary restatement,

(3) Deliberated by the Board of Directors on September 30, 2019, paid on October 30, 2019, without any monetary restatement,

(4) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement,

(5) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement,

(6) The amount of interest on own capital and interim dividends was fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2019,

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital, This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital,

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances,

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital, This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration,

d) Treasury Shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the repurchase program that expired on November 4, 2020, a new repurchase program for Units and ADRs issued by Banco Santander, either directly or on its own. Cayman branch, for maintenance in treasury or for subsequent sale.

The Buyback Program covers the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which, on December 31, 2020, corresponded to approximately 1% of the Bank's share capital. As of December 31, 2020, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase aims to (1) maximize the generation of value for shareholders through an efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

		Bank/Consolidated
		Shares in Thousands
	12/31/2020	12/31/2019
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	16,702	13,317
Shares Acquisitions	5,052	6,465
Payment - Share-Based Compensation	(2,925)	(3,080)
Treasury Shares at Beginning of the Period	18,829	16,702
Subtotal - Treasury Shares in Thousands of Reais	$789,587	$679,364
Issuance Cost in Thousands of Reais	$1,771	$1,771
Balance of Treasury Shares in Thousands of Reais	$791,358	$681,135

Cost/Share Price	Units	Units
Minimum Cost	$7,55	$7,55
Weighted Average Cost	$33,24	$32,10
Maximum Cost	$49,55	$49,55
Share Price	$44,83	$42,60

(*) Considering since the beginning of operations on the stock exchange,

e) Consolidated Shareholders' Equity - Unrealized Income

The consolidated shareholders' equity is impacted, mainly, by unrealized/recorded income in the amount of R$621,327,820 (12/31/2019 - 77,044), As of December 31, 2020, the amount of R$698,374,764 (2019 - R$92,497) was recorded in the result related to unrealized profit.

f) Minority Interest

	Stockholders’ Equity		Non Controlling Interest
	12/31/2020	12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Banco RCI Brasil S,A, (Note 14)	844,805	790,340	108,578	155,095
Banco Hyundai Capital Brasil S,A,	162,010	148,589	13,537	(2,494)
Banco PSA (Note 14)	136,806	131,222	12,308	16,446
Rojo Entretenimento S,A,	7,087	7,245	(159)	230
Santander Leasing (Note 14)	-	447	(877)	3
Olé Consignado (Note 14)	-	617,518	-	204,111
FI RN Brasil - Financiamento de Veículos (1)	-	-	-	8,376
Getnet S,A, (Note 14)	-	-	-	3,961
FI Direitos Creditórios RCI Brasil I (1)	-	-	-	4,117
Return Capital Serviços de Recuperação de Créditos S,A, (Note 14)	-	-	-	2,584
Total	1,150,708	1,695,361	133,387	392,429

(1) Investment funds closed during 2019.

23.   Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors' Meeting held on March 26, 2020 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for the maximum global compensation for the Directors (Board of Directors and Executive Board) for the year 2020, in the amount up to R$400,000,000 (four hundred million reals), covering fixed, variable and share-based compensation and other benefits, The proposal was the subject of a resolution at the Annual General Meeting (AGM) to be held on April 30, 2020.

a,1) Long Term Benefits

The Bank, as well as Banco Santander Espanha, as well as other subsidiaries of the Santander Group in the world, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of goals (Note 30,b).

a,2) Short Term Benefits

The following table shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the period ended December 31, 2020 and 2019, by Banco Santander and its subsidiaries to their Directors for the positions they hold Banco Santander and other companies of the Santander Conglomerate,

The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods,

	01/01 a 12/31/2020	01/01 a 12/31/2019
Fixed Compensation	92,283	91,009
Variable Compensation - in cash	83,352	71,126
Variable Compensation - in shares	81,306	80,832
Others	48,783	47,926
Total Short-Term Benefits	305,905	290,893
Variable Compensation - in cash	98,407	92,704
Variable Compensation - in shares	97,729	102,046
Total Long-Term Benefits	196,135	194,750
Total	502,040	485,643

(*) The table includes the balance of deferred variable remuneration from previous years, duly accounted for in the respective years of competence,

Additionally, in the second quarter of 2020, charges on Management's remuneration were paid in the amount of R$29,162 (2019 - R$35,128),

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its benefits will be discontinued,

c) Lending Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art, 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution,

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						12/31/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B,V, (1)	1,809,583	47,4%	1,733,644	47,1%	3,543,227	47,3%
Grupo Empresarial Santander, S,L, (GES) (1)	1,627,891	42,6%	1,539,863	41,8%	3,167,755	42,2%
Banco Santander, S,A, (1)	2,696	0,07%	-	0,0%	2,696	0,0%
Directors (*)	4,034	0,11%	4,034	0,06%	8,067	0,1%
Employees	2,046	0,05%	2,046	0,11%	4,092	0,2%
Others	353,616	9,3%	381,420	10,4%	735,036	9,9%
Total Outstanding	3,799,866	99,5%	3,661,007	99,5%	7,460,873	99,5%
Treasury Shares	18,829	0,5%	18,829	0,5%	37,658	0,5%
Total	3,818,695	100,0%	3,679,836	100,0%	7,498,531	100,0%
Free Float (2)	355,662	9,3%	383,466	10,4%	739,128	9,9%

						Shares in Thousands
						12/31/2019
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B,V, (1)	1,809,583	47,4%	1,733,644	47,1%	3,543,227	47,3%
GES (1)	1,107,673	29,0%	1,019,645	27,7%	2,127,318	28,4%
Banco Santander, S,A, (1)	521,964	13,7%	519,268	14,1%	1,041,232	13,9%
Employees	2,526	0,1%	2,533	0,1%	5,059	0,1%
Directors (*)	4,525	0,1%	4,525	0,1%	9,050	0,1%
Others	355,722	9,3%	383,519	10,4%	739,241	9,9%
Total Outstanding	3,801,993	99,6%	3,663,134	99,6%	7,465,127	99,6%
Treasury Shares	16,702	0,4%	16,702	0,4%	33,404	0,4%
Total	3,818,695	100,0%	3,679,836	100,0%	7,498,531	100,0%
Free Float (2)	358,248	9,4%	386,053	10,5%	744,301	9,9%

(1)  Companies of the Santander Spain Group,

(2)  Composed of Officials and Others,

(*)    None of the members of the Board of Directors and the Executive Board holds 1,0% or more of any class of shares,

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions included in the policy are carried out in view of the interests of Banco Santander and its shareholders, The policy defines powers to approve certain transactions by the Board of Directors, The envisaged rules are also applied to all employees and managers of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are carried out in the normal course of business and under conditions of exchange, including interest rates, terms and guarantees, and do not involve risks greater than the normal collection or have other disadvantages.

				Bank				Consolidated
	Assets	Income	Assets	Income	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
	12/31/2020	01/01 to 12/31/2020	12/31/2019	01/01 to 12/31/2019	12/31/2020	01/01 to 12/31/2020	12/31/2019	01/01 to 12/31/2019
Cash	12,913,526	-	840,686	-	12,896,899	-	1,106,373	-
Banco Santander Espanha (2)	2,475,959	-	770,425	-	2,459,332	-	1,089,578	-
Santander Bank, National Association	10,315,450	-			10,315,450	-
Others	122,117	-	70,261	-	122,117	-	16,795	-
Interbank Investments	74,635,984	3,277,632	76,904,602	5,384,867	-	8,469	4,111,489	92,067
Aymoré CFI (3)	45,970,236	2,455,426	42,683,530	3,736,896	-	-	-	-
Banco Santander Espanha (1) (2)	-	8,442	4,111,489	91,907	-	8,469	4,111,489	92,067
Banco PSA	1,012,276	1,983	-	-	-	-	-	-
Banco RCI Brasil S,A	3,565,452	185,646	4,314,399	218,661	-	-	-	-
Bandepe(3)	21,429,296	517,065	10,051,166	176,234	-	-	-	-
Olé Consignado (3)	-	-	12,412,492	1,032,821	-	-	-	-
Others	2,658,724	109,070	3,331,526	128,348	-	-	-	-
Securities	312,469	9,656	375,377	21,140	-	-	-	-
Santander Leasing (3)	312,469	9,656	375,377	21,140	-	-	-	-
Derivatives Financial Instruments - Net	(2,584,973)	(1,722,000)	(1,004,057)	(1,508,913)	(1,103,558)	(620,890)	(1,172,059)	(415,105)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(130,038)	(345,874)	(113,931)	(598)	(130,038)	(345,874)	(113,931)	(598)
Banco Santander Espanha (2)	(978,700)	(146,870)	(1,026,552)	(350,789)	(973,520)	(275,393)	(1,058,128)	(414,585)
Santander FI Amazonas (3)	162,513	182,550	-	-	-	-	-	-
Santander FI Hedge Strategies (3) (Nota 2)	(1,052,385)	1,087,711	255,838	882,378	-	-	-	-
Santander Hermes Multi Créd Priv Infra Fundo de Invest	92,370	(8,414)	-	-	-	-	-	-
Santander FI Diamantina (3)	(678,733)	(2,482,570)	(201,763)	(2,222,486)	-	-	-	-
Key Management Personnel	-	377	-	78	-	377	-	78
Others	-	(8,910)	82,351	182,504	-	-	-	-
Interfinancial Relations	17,447,264	9,869	9,206,678	5,270	-	-	-	-
Getnet S,A, (Nota 12) (3) (7)	17,444,497	6,585	9,198,824	2,107	-	-	-	-
Santander Leasing (3)	2,767	3,284	7,854	3,163	-	-	-	-
Loan Operations	1,149,718	1,082	616,157	534	98,522	1,107	11,284	512
Getnet S,A,	1,051,358	-	605,157	-	-	-	-	-
Gestora de Inteligência de Crédito	66,667	-	-	-	66,667	-	-	-
Loop Gestão de Pátios S,A,	11,966	-	-	-	11,966	-	-	-

Key Management Personnel (9)	19,727	1,082	11,000	534	19,889	1,107	11,284	512
Others	-	-	-	-	-	-	-	-
Dividends and Bonuses Receivables	260.899	-	280,500	-	18,568	-	20,367	-
Aymoré CFI(3)	176,537	-	37,949	-	-	-	-	-
Santander CCVM (2)	5,179
Bandepe (2)	855
Banco RCI Brasil S,A,(3)	20,536	-	25,091	-	-	-	-	-
Santander Brasil Tecnologia S,A,	13,438	-	-	-	-	-	-	-
Santander Leasing (3)	3,507	-	-	-	-	-	-	-
Santander Corretora de Seguros (3)	5,459	-	-	-	-	-	-	-
Santander Auto S,A	-	-	-	-	-	-	-	-
Webmotors S,A(5)	-	-	-	-	18,455	-	20,367	-
Getnet S,A,(3)	29,488	-	67,518	-	-	-	-	-
Sancap Investimentos e Participações S,A, (3)	-	-	64,594	-	-	-	-	-
Olé Consignado	-	-	75,000	-	-	-	-	-
Others	5,900	-	10,347	-	113	-	-	-
Trading Account	342,974	5,465	504,782	17,463	342,974	90,713	504,782	30,819
Banco Santander Espanha(2)	342,974	5,465	504,782	17,463	342,974	90,713	504,782	30,819
Foreign Exchange Portfolio - Net	(353,445)	665,980	294,581	(282,055)	(353,445)	665,980	294,581	(282,055)
Banco Santander Espanha(2)	(353,445)	665,800	294,581	(282,247)	(353,445)	665,800	294,581	(282,247)
Key Management Personnel	-	180	-	192	-	180	-	192
Income Receivable	892,761	2,055,724	884,878	2,222,220	915,137	3,009,987	901,574	2,656,637
Zurich Santander Brasil Seguros e Previdência S,A,(8)	835,680	1,826,204	826,100	1,990,539	858,056	2,768,088	842,796	2,424,476
Zurich Santander Brasil Seguros S,A,(8)	57,081	229,520	58,778	231,681	57,081	241,899	58,778	232,161
Receivables from Affiliates	20,353	598,589	19,396	683,765	13,681	12,379	5,022	6,948
Santander Capitalização S,A, (3)	-	-	-	-	-	-	-	-
Aymoré CFI	-	393,603	-	475,790	-	-	-	-
Santander FI Diamantina(3)	1,604	34,502	-	-	-	-	-	-
Santander Brasil Gestão de Recursos Ltda,(4)	169	6,558	-	-	169	6,558	169	4,021
Super Pagamentos e Administração de Meios Eletrônicos S,A,	-	-	-	-	532	-	-	-
Santander Brasil Tecnologia S,A,	-	978	-	-	-	-	-	-
Santander CCVM	-	67,742	-	59,221	-	-	-	-
Gesban Servicios Administrativos Globales, S,L,	-	-	-	-	23	-	-	-
Santander Brasil Consórcio	419	22,380	-	19,771	-	-	-	-
Santander Corretora de Seguros	-	33,599	-	32,615	-	-	-	-
Esfera Fidelidade S,A,	4,757	3,080	10,064	6,409	-	-	-	-
Banco Santander Espanha (2)	4,516	-	4,516	-	4,516	-	4,516	-
Santander FI Hedge Strategies(3) (Nota 2)	6,795	3,912	2,883	9,624	-	-	-	-
Getnet S,A, (3) (7)	632	6,352	316	35,115	-	-	-	-
Santander Securities Services Brasil DTVM S.A. (3)		3,898				3,898		812
Others	1,461	21,985	1,617	45,220	336	1,923	337	2,115
Non Operating Income	-	168,588	-	-	-	168,588	-	-
Super Pagamentos e Administração de Meios Eletrônicos S,A,	-	168,588	-	-	-	168,588	-	-
Other Receivables - Others	1,452,382	226,434	307,201	379,433	1,486,386	149,424	347,335	54,033
Gesban Servicios Administrativos Globales, S,L,	-	-	-	-	-	8,006	-	-

Banco Santander Espanha (2)	1,444,376	-	273,232	6,448	1,486,341	(35)	347,335	6,311
Santander Capitalização S,A, (3)	4,416	175,657	29,749	333,964	-	-	-	-
Banco Santander International (4)	-	45,261	-	35,294	-	45,261	-	35,294
Santander Securities Services Brasil DTVM S,A,(4)	-	1,499	-	-	-	8,525	-	8,509
Santander Brasil Gestão de Recursos Ltda. (3)	-	-	-	-	-	1.703	-	1.972
Key Management Personnel	-	165	-	202	-	308	-	343
Others	3,590	3,852	4,220	3,525	45	85,656	-	1,604
Deposits	(23,503.316)	1,183,447	(12,220,825)	(1,379,602)	(946,054)	(22,655)	(1,073,134)	(118,316)
Santander Leasing	(81,354)	(4,142)	(64,547)	(8,495)	-	-	-	-
Banco Santander Espanha	(13,156)	-	(12,294)	-	(55,059)	-	-	-
Aymoré CFI	(190,480)	(26,628)	(672,355)	(178,815)	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S,A	(64,836)	-	(199,934)	-	(64,836)	-	-	-
Zurich Santander Brasil Seguros S,A	(6,443)	-	-	-	(6,443)	-	(199,934)	-
Santander Brasil Gestão de Recursos Ltda,(4)	(335)	(5,664)	(332,916)	(16,387)	(335)	(5,664)	(332,916)	(16,387)
Fundo de Investimento Santillana (4)	(44)	-	(20,571)	(67,821)	(44)	-	(20,571)	(67,821)
Santander Brasil Tecnologia S,A,	(780)	(53)	-	-	-	-	-	-
Banco RCI Brasil S,A,	(226,046)	(6,226)	-	-	-	-	-	-
Santander Securities Services Brasil DTVM S,A,	(581,543)	(14,645)	(404,427)	(27,595)	(581,543)	(14,645)	-	-
Santander Securities Services Brasil Participações S,A, (4)	-	-	-	-	-	-	(404,427)	(27,595)
Santander FI Hedge Strategies (3) (Nota 14)	-	-	(745,350)	-	-	-	-	-
Getnet S.A. (2)	(242.291)	-	(196.757)	-	-	-	-	-
Santander FI Diamantina(3)	(21,416,222)	1,250,951	(8,920,327)	(1,039,080)	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S,A,	(36,390)	(1)	-	-	(36,390)	(1)	-	-
Key Management Personnel	(36,705)	(823)	(36,068)	(2,028)	(36,762)	(823)	(36,104)	(2,028)
Others	(606,591)	(9,322)	(615,279)	(39,381)	(164,642)	(1,522)	(79,182)	(4,485)
Repurchase Commitments	(7,160,549)	(227,283)	(5,691,457)	(158,890)	(2,186,105)	(53,243)	-	(19)
Santander FI Amazonas(3)	(501,984)	(7,020)	(131,317)	(15,580)	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S,A,	-	(1,806)	-	-	-	(1,806)	-	-
Santander Leasing(3)	(151,438)	(35,980)	(1,253,584)	(80,176)	-	-	-	-
Santander CCVM(3)	(202,222)	(3,732)	(97,488)	(5,001)	-	-	-	-
Santander FI SBAC(3)	(2,797,429)	(85,927)	(2,713,050)	(1,498)	-	-	-	-
Santander FI Guarujá(3)	(472,220)	(11,124)	(372,545)	(19,549)	-	-	-	-
Santander FI Diamantina(3)	(460,034)	(9,123)	(255,043)	(3,322)	-	-	-	-
Santander FI Unix(3)	(25,457)	(2,582)	(366,357)	(20,014)	-	-	-	-
Fundo de Investimento Santillana (4)	(2,186,104)	(50,815)	-	-	(2,186,104)	(50,815)	-	-
Key Management Personnel	-	(9)	-	(19)	-	(9)	-	(19)
Others	(363,661)	(19,165)	(502,073)	(13,731)	(1)	(613)	-	-
Funds from Acceptance and Issuance of Securities	(117,368)	(3,825)	(89,074)	(5,701)	(117,368)	(3,825)	(89,074)	(5,701)
Key Management Personnel	(117,368)	(3,825)	(89,074)	(5,701)	(117,368)	(3,825)	(89,074)	(5,701)
Loan and Onlendings	(10,401,564)	(94,890)	(2,581,530)	-	(10,401,564)	(55,686)	-	-
Banco Santander Espanha (2)	(10,401,564)	(8,194)	-	-	(10,401,564)	(55,686)	-	-
Santander Tecnologia e Inovação Ltda.	-	(86.696)	-	-	-	-	-	-
Santander Brasil EFC (3)	-	-	(2,581,530)	-	-	-	-	-
Dividends and Bonuses in Paying	(508,491)	(10,185)	(6,886,828)	-	(508,491)	(10,185)	(6,886,828)	-
Banco Santander Espanha (2)	(195)	-	(1,067,623)	-	(195)	-	(1,067,623)	-

Sterrebeeck B,V, (2)	(268,406)	-	(3,629,772)	-	(268,406)	-	(3,629,772)	-
GES (2) (4)	(239,890)	-	(2,177,207)	-	(239,890)	-	(2,177,207)	-
Banco Madesant(4)	-	-	(1,948)	-	-	-	(1,948)	-
Key Management Personnel (11)	-	(10,185)	(10,278)	-	-	(10,185)	(10,278)	-
Payables from Affiliates	(361,599)	(1,663,389)	(127,148)	(945,626)	(82,479)	(1,232,400)	(28,349)	(580,717)
Santander Brasil Tecnologia S,A, (3)	(4,353)	(236,972)	(46)	(198,113)	-	-	-	-
Banco Santander Espanha	(202,787)	(717,403)	-	(154,112)	(21)	(717,403)	(21)	(154,110)
Santander Corretora de Seguros (3)	(14,751)	(164,092)	(12,127)	(139,816)	-	-	-	-
Getnet S,A, (3)	(17,573)	(26,576)	(12,886)	(29,360)	-	-	-	-
Santander Securities Services Brasil DTVM S,A,	(9,373)	(52,379)	-	-	(9,373)	(52,379)	(5,066)	(49,241)
Santander Leasing(3)	(79,374)	-	(79,387)	-	-	-	-	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S,A (Santander Brasil Asset) (4)	-	-	-	-	(95)	(1,728)	(14,406)	(967)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	-	-	-	-	(40.550)	(41.580)	-	-
Santander Global Technology, S,L,, SOCI	(31,774)	(344,593)	(8,240)	(335,609)	(31,774)	(345,287)	(8,240)	(336,303)
Others	(1,614)	(121,374)	(14,462)	(88,616)	(666)	(74,023)	(616)	(40,096)
Subordinated Debts	(13,119,660)	(4,263,360)	(10,175,961)	(1,394,973)	(13,119,660)	(4,263,360)	(10,175,961)	-
Banco Santander Espanha (2) (6)	(13,119,660)	(4,263,360)	(10,175,961)	(1,394,973)	(13,119,660)	(4,263,360)	(10,175,961)
Donations	-	(17,000)	-	(16,100)	-	(19,630)	-	(19,015)
Instituto Escola Brasil	-	-	-	-	-	(700)	-	-
Santander Cultural	-	-	-	-	-	(330)	-	(1,300)
Fundação Sudameris	-	(17,000)	-	(16,100)	-	(17,000)	-	(16,100)
Fundação Santander	-	-	-	-	-	(1,600)	-	(1,615)
Other Payables - Others	(6,210,051)	(1,725,286)	(3,926,496)	(1,793,932)	(672,658)	(956,505)	(379,980)	(891,298)
Banco Santander Espanha(2)	-	(1,837)	-	-	-	(1,967)	(1,277)	(4,001)
TecBan (5)	-	(364,349)	-	(345,610)	-	(364,349)	-	(345,610)
Santander Brasil Tecnologia S,A,(3)	-	(224,557)	-	(251,625)	-	-	-	-
Aquanima Brasil Ltda,(4)	-	(32,070)	-	-	-	(32,248)	-	(28,382)
Santander Securities Services Brasil DTVM S,A,	-	(2,994)	-	-	-	(2,994)	-	(3,109)
Zurich Santander Brasil Seguros e Previdência S,A,(8)	(17,713)	(17,713)	-	-	(38,135)	(38,483)	(21,219)	(23,303)
Getnet S,A, (3)	(5,576,635)	(623,500)	(3,573,943)	(721,143)	-	-	-	-
Key Management Personnel	(615,469)	(440,912)	(352,553)	(430,058)	(633,276)	(502,042)	(357,249)	(485,674)
Others	(234)	(17,354)	-	(45,496)	(1,247)	(14,422)	(235)	(1,219)
Guarantees and Limits (10)	11,038	61	5,010	24	11,038	61	5,010	24
Key Management Personnel (9)	11,038	61	5,010	24	11,038	61	5,010	24

(1) Controller - Banco Santander is indirectly controlled by Banco Santander Espanha (Notes 1 and 30,d), through the subsidiaries GES and Sterrebeeck B,V,

(2) Direct or indirect subsidiary by Banco Santander,

(3) Direct or indirect subsidiary by Banco Santander Espanha,

(4) Jointly-controlled company - Banco Santander,

(5) Refers to the portion acquired by the Controller from the PR Optimization Plan carried out in the first half of 2018,

(6) Corresponds to receivables related to Acquiring,

(7) Significant influence of Banco Santander Espanha,

(8) Refers to the recording in the clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel,

24.   Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019

Asset Management	572,932	728,534	1,016,919	1,085,948
Checking Account Services	3,960,855	3,797,412	3,965,551	3,857,051
Lending Operations and Income from Guarantees Provided	1,060,892	985,138	1,437,600	1,379,261
Lending Operations	429,133	440,422	805,841	834,545
Income Guarantees Provided	631,759	544,716	631,759	544,716
Insurance Fees	2,181,595	2,447,766	3,116,921	3,118,280
Cards (Debit and Credit) and Acquiring Services	3,806,212	4,172,242	5,590,215	6,118,419
Collection	1,477,704	1,510,489	1,471,121	1,514,625
Brokerage, Custody and Placement of Securities	785,737	780,019	1,061,962	982,099
Others	280,408	247,397	803,681	628,769
Total	14,126,335	14,668,997	18,463,970	18,684,452

25.   Personnel Expenses

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019

Compensation	3,623,045	3,978,454	4,102,940	4,438,158
Charges	1,305,790	1,386,695	1,535,348	1,635,991
Benefits	1,243,870	1,351,522	1,428,339	1,537,821
Training	43,723	61,194	50,800	68,134
Others	3,706	8,631	59,790	81,195
Total	6,220,134	6,786,496	7,177,217	7,761,299

26.   Other Administrative Expenses

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019

Depreciation and Amortization	2,641,934	2,217,366	3,094,511	2,778,756
Outsourced and Specialized Services	2,067,985	1,951,254	2,623,065	2,301,914
Communications	378,571	378,143	397,071	403,595
Data Processing	2,873,538	2,392,249	2,758,541	2,585,967
Advertising, Promotions and Publicity	487,437	545,028	637,787	745,242
Rentals	794,433	777,648	811,875	801,130
Transportation and Travel	83,442	147,679	104,400	190,886
Financial System Services	257,523	273,115	329,637	340,067
Security and Money Transport	565,601	597,058	566,957	601,402
Asset Maintenance and Upkeep	281,407	247,935	314,261	264,100
Water, Electricity and Gas	186,748	209,818	190,461	215,832
Materials	67,117	46,143	79,439	53,828
Others	651,794	534,573	892,390	860,011
Total	11,337,530	10,318,009	12,800,395	12,142,730

27.   Other Operating Income

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019

Net Income Pension and Capitalization	-	-	551,544	506,529
Reversal of Provision for Financial Guarantees Provided (Note 21)	-	35,358	-	35,358
Monetary Adjustment of Escrow Deposits	186,159	501,067	235,800	582,282
Recoverable Taxes	119,320	148,173	166,091	185,403
Recovery of Charges and Expenses	1,590,188	773,851	1,414,846	541,728
Monetary Variation	-	46,830	3	47,931
Others	2,704,358	2,782,810	3,897,584	3,294,734
Total	4,600,025	4,288,089	6,265,868	5,193,965

28.   Other Operating Expenses

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019

Operating Provisions
Fiscal (Note 20,c)	(130,820)	190,028	66,144	197,158
Labor (Note 20,c)	893,227	1,082,166	985,904	1,137,392
Civil (Note 20,c)	632,425	312,423	807,086	491,755
Credit Cards (3)	3,472,536	4,231,965	3,017,970	3,364,387
Actuarial Losses - Pension Plan (Note 30,a)	262,551	305,355	264,581	306,391
Legal Fees and Costs	104,150	151,770	108,807	156,192
Serasa and SPC (Credit Reporting Agency)	90,693	74,307	92,562	76,293
Brokerage Fees	82,644	82,645	82,140	83,095
Commissions	851,892	705,484	2,160,592	2,072,498
Recoverable Value Assessment	3,489	110,466	3,489	110,466
Others (1)	3,550,833	4,204,075	5,789,246	5,670,986
Total	9,813,620	11,450,684	13,378,521	13,666,613

(1) In the period ended December 31, 2020 and 2019, it mainly includes monetary restatement on provisions for lawsuits and administrative and legal obligations, provisions for the benefit guarantee fund and other provisions,

29.   Non-Operating Income

		Bank		Consolidated
	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019

Result on sale of Investments	168,586	-	168,587	6,257
Result on Sale of Other Assets	72,817	60,002	64,109	69,058
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	11,534	46,292	24,629	(36,852)
Expense on Assets Not in Use	(50,677)	(55,755)	(52,579)	(56,775)
Gains (Losses) of Capital	2,146	(7,555)	(110)	(7,956)
Other Income Net	35,884	59,604	34,331	34,747
Total	240,290	102,588	238,967	8,479

30.   Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan,

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits, This plan is closed to new entrants since March 28, 2005,

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44,9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan, This plan is closed to new entrants since June 3, 2005,

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off,

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000, This plan is closed to new entrants since April 28, 2000,

Plan III: variable contribution plan, for employees hired after May 22, 1975, previously served by the Plans I and II, This plan receives contributions from the sponsor and the participants, The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life, Plan is closed to new entrants since September 1, 2005,

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses, In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit, The risk benefits of the plan are in defined benefit, This plan is closed to new entrants since July 23, 2010,

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan, The plans are closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999,

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996,

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary, This plan is closed to new entrants since March 10, 2010,

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary, That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit, This plan is closed to new entrants since March 10, 2010,

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017, According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev,

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev, The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants, The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011,

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation,

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants, The amounts appropriated by the sponsors for the period ended 2020 were R$62,435 (2019 - R$101,241) at the Bank and R$69,142 (2019 - R$110,325) at Consolidated,

It has 10 cases of lifetime income with benefits arising from the previous plan,

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group, This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan, The instituting / stipulating companies and the participants in the plans,

The amounts appropriated by the sponsors in the period ended 2020 were R$11,525 (2019 - R$7,361) in the Bank and R$14,054 (2019 - R$8,917) in the Consolidated,

Determination of Net Actuarial Assets (Liabilities)

						Bank
			12/31/2020			12/31/2019
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(26,473,946)	(4,793)	(1,660,637)	(25,851,814)	(4,890)	(1,665,018)
Fair Value of Plan Assets	25,437,174	3,811	2,348,686	22,704,358	4,214	2,335,470
	(1,036,772)	(981)	688,049	(3,147,456)	(676)	670,452
Being:
Superavit	2,090,021	-	688,049	732,637	-	670,453
Deficit	(3,126,793)	(981)	-	(3,880,092)	(676)	-
Amount not Recognized as Assets	1,806,472	-	680,586	452,234	-	667,810
Net Actuarial Asset (Note 12)	283,549	-	7,463	280,403	-	2,643
Net Actuarial Liability (Note 19)	(3,126,793)	(981)	-	(3,880,092)	(676)	-
Payments Made on the Actuarial Liabilities	40,987	-	(5)	40,558	-	125
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 29)	(220,104)	(65)	(1,690)	(250,710)	(14)	(357)
Other Equity Valuation Adjustments	(3,926,432)	(399)	8,555	(4,874,112)	(159)	2,040
Actual Return on Plan Assets	4,581,173	140	146,784	4,310,736	284	535,865

						Consolidated
			12/31/2020			12/31/2019
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(27,015,987)	(4,793)	(1,660,637)	(26,387,574)	(4,890)	(1,665,018)
Fair Value of Plan Assets	26,282,394	3,811	2,348,686	23,483,206	4,214	2,335,470
	(733,593)	(981)	688,049	(2,904,368)	(676)	670,452
Being:
Superavit	2,435,321	-	688,049	1,022,516	-	670,453
Deficit	(3,168,914)	(981)	-	(3,926,884)	(676)	-
Amount not Recognized as Assets	2,081,634	-	680,586	678,737	-	667,810
Net Actuarial Asset (Note 12)	353,686	-	7,463	343,779	-	2,643
Net Actuarial Liability (Note 19)	(3,168,914)	(981)	-	(3,926,884)	(676)	-
Payments Made on the Actuarial Liabilities	41,369	-	(5)	41,212	-	125
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 29)	(221,172)	(65)	(1,690)	(250,880)	(14)	(357)
Other Equity Valuation Adjustments	(3,961,569)	(399)	8,555	(4,897,130)	(159)	2,040
Actual Return on Plan Assets	4,679,921	140	146,784	4,467,344	284	535,865

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

							Bank
				12/31/2020			12/31/2019
	Banesprev		Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(786,329)		(115)	(18,897)	(424,903)	(482)	(17,686)
Changes in Financial Assumptions	79,057		11	4,762	(2,320,215)	(308)	(216,294)
Changes in Demographic Assumptions	-		-	-	1,074	-	-
Gain (Loss) Actuarial - Obligation	(707,273)		(105)	(14,135)	(2,744,044)	(790)	(233,980)
Return on Investment, Return Unlike Implied Discount Rate	2,965,190		(136)	(13,655)	2,140,858	(99)	365,480
Gain (Loss) Actuarial - Asset	2,965,190		(136)	(13,655)	2,140,858	(99)	365,480
Change in Irrecoverable Surplus	(1,322,356)	-	-	34,305	7,745	226	(130,866)

							Consolidated
				12/31/2020			12/31/2019
	Banesprev		Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(788,883)		(115)	(18,897)	(428,276)	(482)	(17,686)
Changes in Financial Assumptions	80,862		11	4,762	(2,398,517)	(308)	(216,294)
Changes in Demographic Assumptions	-		-	-	1,228	-	-
Gain (Loss) Actuarial - Obligation	(708,021)		(105)	(14,135)	(2,825,565)	(790)	(233,980)
Return on Investment, Return Unlike Implied Discount Rate	3,008,388		(136)	(13,655)	2,259,580	(99)	365,480
Gain (Loss) Actuarial - Asset	3,008,388		(136)	(13,655)	2,259,580	(99)	365,480
Change in Irrecoverable Surplus	(1,352,687)		-	34,305	(33,788)	226	(130,866)

The following table shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2019 and 2018, valid for December 31, 2020 and 2019:

		Duration (in Years)
Plans	12/31/2020	12/31/2019
Banesprev
Plano I	11,92	12,31
Plano II	12,38	12,83
Plano III	10,79	10,52
Plano IV	14,80	15,47
Plano V	9,24	9,53
Pré-75	10,10	10,38
Meridional DCA, DAB e CACIBAN	6,46/5,88/7,06	6,67/6,03/7,33
Sanprev
Plano I	6,93	6,81
Plano II	11,57	11,70
Plano III	10,46	10,59
Bandeprev
Plano Básico	10,08	10,48
Plano Especial I	6,80	7,04
Plano Especial II	6,53	6,77
SantanderPrevi
SantanderPrevi	7,69	7,78

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws,

Retired by HolandaPrevi (former name of SantanderPrevi): the Retirement health care plan, has a lifelong nature and is a closed mass, Upon termination, the employee should have completed 10 years of employment with Banco Real and 55 years of age, In this case, the continuity of the health care plan was offered, where the employee bears 70% of the monthly fee and the Bank subsidizes 30%, This rule was in force until December 2002 and after this period, the employee who was dismissed, with the status of Retired HolandaPrevi, bears 100% of the health plan monthly fee,

Ex-employees of Banco Real (Retired by Circulars): this is the granting of the medical assistance benefit to ex-employees of Banco Real, With a lifelong nature, it was granted in the same condition as the active employee, that is, with the same coverage and plan design,

Only the basic plans and the first apartment standard are eligible, if you choose the apartment plan, the beneficiary assumes the difference between the plans plus co-participation in the basic plan, New inclusion of dependents is not allowed, It has a subsidy of 90% of the plan,

Retired by Bandeprev: health care plan granted to retirees from the Banco do Estado de Pernambuco; this is a lifetime benefit, Banco Santander subsidizes 50% of the plan's value, for those who retired until November 27, 1998, For those who retired after this date, the subsidy is 30%,

Directors with Lifetime Benefit (Lifetime Directors): only a small, closed group of former Directors from Banco Sudameris is part of this benefit, 100% of which is subsidized by the Bank,

Free Clinic: free clinical health care plan is offered for life to retirees who have contributed to the Sudameris Foundation for at least 25 years and has a different standard, if the user chooses an apartment, The plan is offered only on a sickbed basis, in which case the cost is 100% from Sudameris Foundation,

Law 9,656 (Officers): Officers, Executive Officers, Vice-President Officers and Chief Executive Officer, may, as a matter of liberality, choose to remain for life in the health care plan, in case of termination of the link with Banco Santander or companies of its conglomerate without just cause; provided that they meet the following requirements: have contributed for at least 3 (three) years to the health plan; having served as a director at Banco Santander or companies in its conglomerate for at least 3 (three) years; be 55 years of age, The plan will be maintained in the same manner that the DIRECTOR enjoyed at the time of his dismissal, including with regard to the payment of his share, which must be made through a bank slip, Dependents active at the time of termination will be kept on the same level as the DIRECTOR, and new dependents are not permitted under any circumstances,

Life Insurance for Retirees (Life Insurance): granted to Retirees by Circulars: indemnity in cases of Natural Death, Disability due to Illness, Accidental Death, The grant is 45% of the premium amount, It is closed pasta,

Life Insurance Caixa Assistencial (Life Insurance):included in the life insurance mass in December 2018 the insurance of the pensioners of the DCA, DAB and CACIBAN plans, This insurance was granted to retirees of the former Banco Meridional, the coverage was in accordance with the choice of the retiree at the time of the benefit's adhesion, The Bank's subsidy is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost, It is closed pasta,

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract, Banco Santander provisions related to these retired employees are calculated using actuarial calculations based in the present value of the current cost,

Determination of Net Actuarial Assets (Liabilities)

				Bank				Consolidated
		12/31/2020		12/31/2019		12/31/2020		12/31/2019
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,960,995)	(759,370)	(5,222,673)	(815,929)	(5,158,657)	(759,370)	(5,435,878)	(815,929)
Fair Value of Plan Assets	5,191,809	-	5,017,679	-	5,398,667	-	5,222,516	-
	230,814	(759,370)	(204,994)	(815,929)	240,010	(759,370)	(213,362)	(815,929)
Being:
Superavit	-	-	-	-	-	-	-	-
Deficit	230,814	(759,370)	(204,994)	(815,929)	240,010	(759,370)	(213,362)	(815,929)
Amount not Recognized as Assets	(230,814)	-	-	-	(240,010)	-	-	-
Net Actuarial Asset (Note 12)	230,814	-	-	-	240,010	-	-	-
Net Actuarial Liability (Note 19)	230,814	(759,370)	(204,994)	(815,929)	240,010	(759,370)	(213,362)	(815,929)
Payments Made on the Actuarial Liabilities	129,526	38,449	104,684	39,381	132,253	38,449	106,972	39,381
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 31)	(14,878)	(61,247)	(8,699)	(86,262)	(15,851)	(61,247)	(9,523)	(86,262)
Other Equity Valuation Adjustments	(1,053,068)	(171,337)	(1,150,027)	(250,693)	(1,037,807)	(171,337)	(1,128,152)	(250,694)
Actual Return on Plan Assets	332,520	-	1,257,639	-	343,053	-	1,297,618	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank				Consolidated
		12/31/2020		12/31/2019		12/31/2020		12/31/2019
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Experience Plan	192,944	81,964	(271,104)	59,806	207,273	81,964	(268,982)	59,806
Changes in Financial Assumptions	158,480	18,015	(990,138)	(128,508)	164,105	18,015	(1,029,154)	(128,508)
Changes in Demographic Assumptions	-	(20,621)	-	-	-	(20,621)	-	-
Gain (Loss) Actuarial - Obligation	351,424	79,357	(1,261,242)	(68,702)	371,378	79,357	(1,298,136)	(68,702)
Return on Investment, Return Unlike Implied Discount Rate	(30,265)	-	891,593	-	(34,409)	-	915,626	-
Gain (Loss) Actuarial - Asset	(30,265)	-	891,593	-	(34,409)	-	915,626	-
Change in Irrecoverable Surplus	(230,814)	-	68,671	-	(240,010)	-	71,698	-

The following table shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2019 and 2018, valid for December 31, 2020 and 2019:

		Duration (in Years)
Plans	12/31/2020	12/31/2019
Cabesp	15,03	15,45
Bandepe	14,98	16,48
Free Clinic	11,47	11,91
Lifelong Directors	9,27	9,17
Health Directors	25,65	27,53
Circular (1)	13,47 E 11,92	12,15 E 11,93
Life Insurance	7,99	8,39

(1) Duration 12,15 refers to the plan of former employees of Banco ABN Amro (12/31/2018 - 11,72) and 11,93 to the plan of former employees of Banco Real (12/31/2018 - 10,68),

c) Management of the Assets of the Plan

The main categories of assets as a percentage of total plan assets as of December 31, 2019 and 2018, valid for December 31, 2020 and 2019, are as follows:

		Bank/Consolidated
	12/31/2020	12/31/2019
Equity Instruments	0,0%	0,0%
Debt Instruments	97,4%	92,9%
Real Estate	0,2%	0,3%
Others	2,5%	6,8%

d) Actuarial Assumptions Adopted

Below are the actuarial assumptions adopted:

				Bank/Consolidated
		12/31/2020		12/31/2019
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation and Rate Calculation of Interest Under Assets to the Next Year	0,0682	0,0714	7,1%	7,2%
Estimated Long-term Inflation Rate	3,3%	3,3%	3,5%	3,5%
Estimated Salary Increase Rate	3,8%	3,8%	4,0%	4,0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

e) Sensitivity Analysis

Assumptions related to significant actuarial assumptions have an effect on the amounts recognized in profit or loss and on the present value of the obligations, Changes in the interest rate, mortality table and health care cost, as of December 31, 2019 and 2018, valid for December 31, 2020 and 2019, would have the following effects:

			Bank/Consolidated
		12/31/2020	12/31/2019
	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations	Effect on the Present Value of Obligations
Discount Rate
(+)0,5%	(28,711)	(402,547)	(440,072)
(-)0,5%	32,099	450,049	494,257
Boards of Mortality
Applied (+) 2 years	(47,637)	(667,904)	(718,632)
Applied (-) 2 years	54,226	760,289	787,636
Cost of Medical Care
(+)0,5%	34,718	486,769	533,380
(-)0,5%	(31,637)	(443,569)	(487,146)

f) Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. The members of Banco Santander 's Executive Board are eligible for these plans, in addition to the participants who were determined by the Board of Directors, whose choice will take into account seniority in the group, The members of the Board of Directors only participate in these plans when they hold positions in the Executive Board.

Program	Plan	Vesting Period	Period of Exercise/Settlement
Local	Santander Brasil Bank Shares	01/2019 to 12/2021 01/2020 to 12/2022 2019 to 2023	03/2022 and 03/2023 03/2023 and 03/2024 2022 and 2023
Global	Santander Spain Shares and Options	01/2020 to 12/2022	03/2023 and 03/2025

Program	Liquidity Type	Vesting Period	Period of Exercise/Settlement	01/01 to 12/31/2020	01/01 to 12/31/2019
Local	Santander Brasil Bank Shares	01/2019 to 12/2021 01/2020 to 12/2022 2019 to 2023	03/2022 and 03/2023 03/2023 and 03/2024 2022 and 2023	R$ 4,916,667 (*) R$ 9,440,000 (*) 841,446 SANB11	R$ 4,916,667 (*) R$ 9,440,000 (*) 841,446 SANB11
Global	Santander Spain Shares and Options	01/2020 to 12/2022	03/2023 and 03/2025	318,478 SAN 1,664,983 opções s/ SAN	318,478 SAN 1,664,983 opções s/ SAN
Balance of Plans on December 31, 2020				R$ 14,356,667 841,446 SANB11 318,478 SAN 1,664,983 opções s/ SAN	$14,356,667 841,446 SANB11 318,478 SAN 1,664,983 opções s/ SAN

Our long-term programs are divided into Local and Global plans, with specific performance indicators and conditions for maintaining the participant's employment relationship until the payment date in order to be entitled to the receipt

The payment of the plans is calculated based on the percentage of achievement of the indicators applied on the reference value (target), with the Local plans being paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or into Santander Group (SAN) shares and options, usually at the price of the last 15 trading sessions of the month immediately prior to the grant of each plan, At the end of the vesting period, the resulting shares are delivered with a 1-year restriction, and this payment is still subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure excessive risks.

Impact on Results

The impacts on the result are recorded in the Personnel Expenses item, as follows:

Programa	Tipo de Liquidação	01/01 to 12/31/2020	01/01 to 12/31/2019
Local	Santander Brasil Bank Shares	10,776	-
Global	Santander Spain Shares and Options	865	-

f,1) Variable Remuneration Referenced to Shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded in the Personnel Expenses item, as follows:

				Bank		Consolidated
Program	Participant	Liquidity Type	01/01 to 12/31/2020	01/01 to 12/31/2019	01/01 to 12/31/2020	01/01 to 12/31/2019
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	101,232	93,756	103,696	98,441
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	94,166	99,395	98,069	104,068

31.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management, It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability,

The fundamental principles that rule the risk governance model are:

• All employees are responsible for the management of risk – Risk Pro Culture;

• Senior Management Engagement;

• Independence of risk control and management functions;

• Comprehensive approach to management and control of risks;

• Risk management and control must be based on timely, accurate and sufficiently granular management information,

A, Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators, Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk, These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio, The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

In this challenging scenario imposed by the COVID-19 pandemic, the portfolio and customers were monitored very carefully, In an attempt to mitigate the companies’ liquidity impact and provide the necessary support to assist all economy’s sectors, all new credit operation or extension were analyzed in order to meet the needs of customer, always maintaining the established risk classification criteria and governance for approval of these operations.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology an independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8,e).

B, Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc,), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C, Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks, Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and Sarbanes-Oxley - SOX (Security Exchange Commission).

D, Bank´s business is highly dependent on the proper functioning of information technology systems,

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks, The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E, Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

F, Unit for the Prevention of Money Laundering and Countering of Financing Terrorism

Area responsible for promoting the development of the anti-money laundering and countering of financing terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishing policies, procedures and culture related to the subject monitoring the product´s risk and transactions carried out.

G, Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social environmental practices used in business and stakeholder relations, These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention, In other to mitigate operational, capital, credit and reputational risk, Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

H, Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in the management, risk appetite and the Risk Profile Assessment (RPA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the capital management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No, 4,557/2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº, 4,557/BACEN" at www,santander,com,br/ri/gerenciamento-de-risco.

b) Operational Limits

As established in CMN Resolution No, 4,193 / 2013, the requirement for PR in 2019 was 10,5%, comprising 8,0% of Minimum Equity of Reference plus 2,5% of Additional Capital Conservation, Considering this surcharge, PR Level I increased to 8,5% and Minimum Principal Capital to 7,0%.

For the base year 2020, the PR requirement remains at 10,25%, including 8,0% of Reference Equity Minimum, plus 1,25% of Capital Conservation Additional and 1,0% of Systemic Additional, PR Level I reaches 8,25% and Minimum Principal Capital 6,75%.

Continuing the adoption of the rules established by CMN Resolution nº, 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution nº, 4,280/2013, came into force. The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

	12/31/2020	12/31/2019
Tier I Regulatory Capital	77,571,525	66,481,661
Principal Capital	71,006,316	61,389,509
Supplementary Capital (Note 24)	6,565,209	5,092,153
Tier II Regulatory Capital (Note 24)	6,554,451	5,083,808
Regulatory Capital (Tier I and II)	84,125,976	71,565,469
Credit Risk (1)	478,303,523	407,786,238
Market Risk (2)	15,846,255	20,235,208
Operational Risk	57,419,401	47,965,481
Total RWA (3)	551,569,179	475,986,927
Basel I Ratio	14,06	13,97
Basel Principal Capital	12,87	12,90
Basel Regulatory Capital	15,25	15,04

(1) The credit risk exposures subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, of March 4, 2013 and their subsequent complementations through the wording of Circular Bacen 3,174 of August 20, 2014 and Circular Bacen 3,770 of October 29, 2015.

(2) Includes installments for market risk exposures subject to variations in the rates of foreign currency coupons (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1 / RWAjur4), in the price of commodities (RWAcomur) ), the price of shares classified in the trading portfolio (RWAacs) and installments for exposure of gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk-weighted asset.

Banco Santander publishes the Risk Management Report on a quarterly basis with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA, The report with more details of the premises, structure and methodologies can be found at www,santander,com,br/ri

Financial institutions are obliged to maintain the application of resources in permanent assets in accordance with the level of adjusted Reference Equity, The resources invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted according to the regulations in force, Banco Santander is within the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and international good practices.

Financial instruments are segregated into the trading and banking portfolios, as carried out in the management of market risk exposure, in accordance with the best market practices and with the classification criteria for operations and capital management of the Basen Standardized Basel Method , The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, maintained with the intention of trading, The banking portfolio consists of structural operations arising from the different business lines of Banco Santander and their possible hedges, Accordingly, according to the nature of Banco Santander activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction nº, 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize the sensitivity values generated by the corporate systems of Banco Santander, referring to the trading portfolio and the banking portfolio, for each of the scenarios of the portfolios of December 31, 2020,

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(24,305)	(275,618)	(551,236)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(880)	(9,048)	(18,096)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(5,757)	(8,376)	(16,753)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(109)	(5,593)	(11,187)
Foreign Currency	Exposures subject to Foreign Exchange	(15,859)	(396,473)	(792,947)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(1,653)	(1,359)	(2,718)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(37,322)	(267,221)	(534,442)
Shares and Indexes	Exposures subject to Change in Shares Price	(184)	(4,604)	(9,208)
Commodities	Exposures subject to Change in Commodity Price	(52)	(1,288)	(2,575)
Total (1)		(86,122)	(969,581)	(1,939,161)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(24,846)	(643,486)	(1,877,331)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(49,854)	(576,298)	(903,045)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(42,424)	(286,671)	(585,067)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2,803)	(60,177)	(109,050)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(6,615)	(60,266)	(69,259)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(14,660)	166,540	317,466
Foreign Currency	Exposures subject to Foreign Exchange	(655)	(16,371)	(32,742)
Total (1)		(141,857)	(1,476,729)	(3,259,028)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

32.   Corporate Restructuring

During the 2019 and 2020 financial years, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the Banco Santander business plan:

i) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S,A,

On November 12, 2020, by the decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, SA (whose name was changed to Santander Brasil, SAU), an offshore entity with headquarters in Spain, was approved, wholly owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services, The capital invested abroad was repatriated in November 2020, The deed of dissolution and liquidation of the company was registered with the Mercantile Registry of Madrid with effect on December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

ii) Disposal of the equity interest held in Super Payments and Administration of Means of Electronic Media S,A,

On February 28, 2020, the sale to Superdigital Holding Company, SL of a company indirectly controlled by Banco Santander, SA, of the shares representing the entire share capital of Super Payments and Administração de Meios Eletrônico SA (“Superdigital”) for the amount R$270 million, As a result, the Company is no longer a shareholder of Superdigital.

iii) Put option of equity interest in Banco Olé Bonsucesso Consignado S,A,

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S,A, (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S,A, (“Banco Santander”). On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S,A, (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R$1,600,000 (“Operation”), to be paid on the closing date of the Operation. On January 31, 2020, the Company and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Company and payment to sellers in the total amount of R$1,608,772, As a result, Banco Santander became, directly and indirectly, the holder of 100% of Banco Olé's shares.

iv) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA,

On March 24, 2020, the Company acquired shares representing the total share capital of Toque Fale Serviços de Telemarketing LTDA (“Toque Fale”) for the amount of R$1,099, corresponding to the equity value of the quotas on February 29, 2020, previously held by Getnet Adquirência e Serviços para Means of Payment SA and Auttar HUT Processamento de Dados LTDA, As a result, the Company became a direct shareholder of Toque Fale and holder of 100% of its capital.

v) Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S,A,

On November 1, 2019, Atual Serviços de Recuperação de Creditos e Meios Digitais SA (“Atual”), wholly owned subsidiary of Banco Santander, and the minority shareholders of Return Capital Serviços e Recuperação de Crédito SA (“Return Capital”) celebrated Return Capital Stock Purchase and Sale Agreement, in which Atual acquired all the shares of minority shareholders, corresponding to 30% of Return Capital's share capital, The acquisition was completed on November 1, 2019, so Atual now holds 100% of the shares representing Return Capital's share capital.

vi) Acquisition of Summer Empreendimentos Ltda,

On May 14, 2019, Banco Santander (Brasil) S,A, and its wholly owned subsidiary Santander Holding Imobiliária S,A, (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda, (“Summer”) establishing the terms of the purchase and sale negotiation of quotas representing Summer's total share capital, The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99,999% and Banco Santander 0,001% of the shares representing Summer's share capital, Due to the Entity's sale plan in the term term, Summer was initially recorded as Non-Current Assets Held by the Sale, at its cost value, In June 2020, with the failure to execute the established plan, Summer became part of the scope of Banco Santander Consolidated Financial Statements.

vii) Capital reduction of Norchem Holding e Negócios S,A, and Norchem Participações e Consultoria S,A,

On October 8, 2020, the shareholders of Norchem Holding e Negócios SA and Norchem Participações e Consultoria SA (jointly, “Norchem Companies”) approved the capital reduction of the two Norchem Companies, in the amounts of R$ 14,770 and R$ 19,950, respectively, so that, Banco Santander withdrew from the board of shareholders of Norchem Societies.

viii) Execution of an Agreement for the Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Titulos e Investimentos SA, which is indirectly controlled by Banco Santander, entered into an investment agreement and other covenants with Toro Controle e Participações SA shareholders (“Toro Controle”) which, once the operation is completed, will hold 60% of Toro Controle's share capital, Toro Controle is a holding company that ultimately controls Toro Corretora de Titulos e Valores Mobiliários Ltda, and Toro Investimentos S,A, (together “Toro”), Toro is an investment platform founded in Belo Horizonte in 2010, In 2018, it received the necessary authorizations and started its operation as a securities broker focused on the retail public, The completion of the transaction is subject to the signing of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

ix) Execution of a Contract for the Acquisition of Equity Interest in Gira - Integrated Management of Receivables from Agronegócio S,A,

On August 11, 2020, Banco Santander entered into, with the shareholders of Gira - Integrated Management of Receivables of Agronegócio S.A., a share purchase and sale agreement and other covenants. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2020. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

x) Execution of a contract for the Acquisition of Paytec Tecnologia em Payments Ltda, and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Payments Ltda, and Paytec Logística e Armazém Eireli (jointly "Paytec"), purchase and sale of quotas, transfer of ownership and other covenants, whereby, once the transaction is completed, it will hold 100% of Paytec's share capital, Paytec acts as a logistics operator with national coverage and focused on the payments market, The completion of the transaction is subject to the signing of definitive instruments and approval by the Central Bank of Brazil.

xi) Sale of the entire stake held in CIBRASEC

On July 24, 2019, Banco Santander sold its entire stake in CIBRASEC - Companhia Brasileira de Securitização, corresponding to 4,000 common shares and 50 preferred shares, to ISEC Securitizadora SA for the amount of R$ 9,845, Due to the closing of the transaction, Banco Santander is no longer a shareholder of CIBRASEC.

xii) Incorporation of the spun-off portion of Integry Tecnologia e Serviços A,H,U Ltda,

On October 31, 2019, the partial spin-off of Integry Tecnologia e Serviços AHU Ltda, was approved, (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Meios de Pagamento S,A (“Getnet”), with version of the spun-off portion of its assets, referring to its assets and liabilities, to Getnet, The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, SL (“SMPS Global”), a company based in Spain and controlled by Banco Santander, SA (Santander Spain), entered into a Purchase and Sale Agreement of the representative shares of Integry's total share capital, so that SMPS Global now holds 100% of Integry's share capital, On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda.

33.   Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$46,471,443 (12/31/2019 - R$41,660,754) in the Bank and R$46,471,443 (12/31/2019 - R$41,660,772) in the Consolidated.

b) The total value of investment funds and assets under management of the Santander Conglomerate is R$2,716,477 (12/31/2019 - R$2,034,999) and the total investment funds and assets under management is R$191,873,169 (12/31/2019 - R$230,199,261) recorded in memorandum accounts.

c) Insurance in force on December 31, 2020, in the form of fires, vehicles and others, has a coverage value of R$392,189 (12/31/2019 - R$1,829,578) at the Bank and R$392,189 (12/31 / 2019 – R$1,821,864) in Consolidated and in the global modality of banks, an insurance with a coverage value of R$392,189 (12/31/2019 - R$392,189) was contracted in the Bank and Consolidated, which can be used alone or in as long as it does not exceed the contracted amount, In addition, at the Bank and the Consolidated on December 31, 2020, there are other policies in force related to other assets in the amount of R$8,674,721 (2019 - R$7,623,279).

d) On December 31, 2020 and December 31, 2019, there were no active related operations and obligations for active related operations.

e) Clearing and Settlement Agreements - CMN Resolution nº 3,263/2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement, These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander has two models of lease agreements: cancelable and non-cancelable. The cancelable are properties, mainly used as branches, based on a standardized contract, which can be cancelled at its on discricionarity and it includes a renewal option and adjustments clauses, classified as operating leases. The total of the future minimum payments of non-cancellable operating leases is shown below:

	12/31/2020	12/31/2019
Up to 1 Year	670,619	651,207
Between1 to 5 Years	1,607,995	1,492,289
More than 5 Years	171,420	147,125
Total	2,450,034	2,290,621

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$880 (12/31/2019 - R$918) corresponding to the monthly rent contracts with this feature, Operating lease payments, recognized as expenses in the period ended 2020, amounted to R$358,656 (2019 - R$700,958).

The rental contracts will be readjusted annually, according to the legislation in force, and the highest percentage is according to the variation of the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force.

g) Market Value of financial Assets and Liabilities

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed. The securities with high liquidity and quoted prices in active market are classified as level 1, At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market, Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices), When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market, These models use data based on observable market parameters as an important reference, Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques, The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates, These securities are classified at level 2 of the fair and compound securities hierarchy, mainly by Government Bonds (mainly NTN-A), committed and Cancelable LCI and in a less liquid market than those classified at level 1, For derivatives traded over the counter, for the valuation of financial instruments (basically swaps and options), observable market data such as exchange rates, interest rates, volatility, correlation between indices and market liquidity are normally used, In the pricing of the mentioned financial instruments, the Black-Scholes model methodology (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values by market curves).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model, At level 3, low liquidity instruments are classified, Derivatives that are not traded on the stock exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Brazilian Real				2020
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	69,698,253	69,698,253	-	62,601,986	7,096,267
Securities and Debt Instruments	233,248,338	234,844,495	135,118,884	65,394,153	34,331,458
Derivatives Financial Instruments	32,840,075	32,840,075	-	32,258,845	581,230
Lending Operations	338,110,717	341,503,600	-	-	341,503,600
Total	673,897,383	678,886,423	135,118,884	160,254,984	383,512,555

In Thousands of Brazilian Real				2019
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	43,367,494	43,308,918	-	43,308,918	-
Securities and Debt Instruments	176,013,513	176,943,424	114,980,270	31,514,636	30,448,517
Derivatives Financial Instruments	17,441,140	17,441,140	-	16,856,449	584,691
Lending Operations	280,899,334	283,662,100	-	-	283,662,100
Total	517,721,481	521,355,582	114,980,270	91,680,003	314,695,309

The following is a comparison of the carrying amounts of the Bank's financial liabilities measured at a value other than the market value and their respective market values as of December 31, 2020 and 2019:

In Thousands of Brazilian Real				2020
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	390,051.798	390,093,916	-	-	390,093,916
Money Market Funding	154,997,017	154,994,486	-	154,994,486	-
Borrowings and Onlendings	67,759,950	67,759,950	-	-	67,759,950
Funds from Acceptance and Issuance of Securities	70,627,767	71,017,560	-	-	71,017,560
Derivatives Financial Instruments	36,269,465	36,269,465	-	35,642,321	627,144
Debt Instruments Eligible to Compose Capital	13,119,660	13,119,660	-	-	13,119,660
Total	732,825.657	733,255,037	-	190,636,807	542,618,230

In Thousands of Brazilian Real				2019
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	272,927,991	273,006,849	-	273,006,849	-
Money Market Funding	123,940,990	123,959,974	-	123,959,974	-
Borrowings and Onlendings	54,879,561	54,879,561	-	54,879,561	-
Funds from Acceptance and Issuance of Securities	85,962,615	86,149,489	-	8,715,382	77,434,107
Derivatives Financial Instruments	20,623,362	20,623,362	-	20,058,605	564,757
Debt Instruments Eligible to Compose Capital	10,175,961	10,175,961	-	10,175,961	-
Total	568,510,480	568,795,196	-	490,796,332	77,998,864

Management revisited the criteria assigned to classify the level of the market value of assets and liabilities measured at amortized cost and the level of financial assets and liabilities measured at market value, presented exclusively for purposes of disclosure and concluded, respectively, that it is better they fit as level 3 and also verified the need to change between level 2 and level 3 in both cases in view of observable market data.

i) Recurring and Non-Recurring Income

					Bank
	2020			2019
	Recurring Income	Non-recurring Income	01/01 a 12/31/2020	Recurring Income	Non-recurring Income	01/01 a 12/31/2020
Income Related to Financial Operations	99,165,058	-	99,165,058	74,721,192		74,721,192
Expenses on Financial Operations	(83,174,153)	-	(83,174,153)	(50,096,357)		(50,096,357)
Gross Income Related to Financial Operations	15,990,905	-	15,990,905	24,624,835		24,624,835
Other Operating Revenues (Expenses) (a/d)	(7,953,712)	(525,434)	(8,479,146)	(9,735,047)	(367,584)	(10,102,631)
Operating Income	8,037,193	(525,434)	7,511,759	14,889,788	(367,584)	14,522,204

Non-Operating Income (c)	73,290	167,000	240,290	102,588		102,588

Income Before Taxes on Income and Profit Sharing	8,110,483	(358,434)	7,752,049	14,992,376	(367,584)	14,624,792
Income Tax and Social Contribution (a/b/c/d)	7,847,547	124,639	7,972,186	(1,772,324)	2,793,034	1,020,710
Profit Sharing	(1,668,087)		(1,668,087)	(1,557,012)		(1,557,012)
Net Income	14,289,943	(233,795)	14,056,148	11,663,040	2,425,450	14,088,490

						Consolidated
	2020			2019
	Recurring Income	Non-recurring Income	01/01 a 12/31/2020	Recurring Income	Non-recurring Income	01/01 a 12/31/2020
Income Related to Financial Operations	108,988,273		108,988,273	82,740,412		82,740,412
Expenses on Financial Operations	(87,750,952)		(87,750,952)	(51,759,742)		(51,759,742)
Gross Income Related to Financial Operations	21,237,321		21,237,321	30,980,670		30,980,670

Other Operating Revenues (Expenses) (a/d)	(12,029,617)	(525,434)	(12,555,051)	(13,851,206)	(367,584)	(14,218,790)
Operating Income	9,207,704	(525,434)	8,682,270	17,129,464	(367,584)	16,761,880

Non-Operating Income (c)	71,967	167,000	238,967	8,479		8,479

Income Before Taxes on Income and Profit Sharing	9,279,671	(358,434)	8,921,237	17,137,943	(367,584)	16,770,359
Income Tax and Social Contribution (a/b/c/d)	6,414,815	124,652	6,539,467	(3,309,107)	2,847,034	(462,073)
Profit Sharing	(1,857,937)		(1,857,937)	(1,734,870)		(1,734,870)
Non-Controlling Interest	(133,387)		(133,387)	(392,429)		(392,429)
Net Income	13,703,162	(233,782)	13,469,380	11,701,537	2,479,450	14,180,987

a)     Amortization of goodwill on investments recognized as Other Operating Expenses in the amount before taxes of R$ 425,434 (2019: R$ 367,584) in the Bank and in the Consolidated, with a net impact of taxes of R$ 233,989 (2019: R$ 220,550);

b)     Recognition of Tax Credits on Increase in the Social Contribution on Profit Rate (CSLL), from 15% to 20%, pursuant to art, 32 of Constitutional Amendment 103, of November 13, 2019, which had a direct impact on CSLL expense lines in 2019, in the amount of R$ 2,646,000, in the Bank, and R$ 2,700,000, in the Consolidated;

c)      Non-operating result on the sale of the equity interest in Super Payments and Administration of Meios Eletrônico SA in 2020, (see note 31,iii) in the pre-tax amount of R $ 167,000 (net of taxes: R $ 100,200), in the Bank and in the Consolidated;

d)     Action to Combat COVID-19 recognized as other operating expenses in 2020, with an impact before taxes amounting to R $ 100,000 (net of taxes, R $ 94,190), in the Bank and in the Consolidated,

34.   Subsequent Events

Dividend Resolution

The Board of Directors, in a meeting held on February 2, 2021, approved the Executive Board's proposal, ad referendum of the Annual General Meeting, to be held until April 2021, for the distribution of dividends, in the gross amount of R$512 million. Shareholders who are registered in the Bank's records on February 3, 2021 (inclusive) will be entitled to the Dividends, Accordingly, as of February 16, 2021 (inclusive), the Bank's shares will be traded “Ex-dividends”. The dividend amount will be paid as of March 3, 2021, fully charged to the mandatory dividends to be distributed by the Bank, for the year 2020, without any monetary restatement. The decision was approved by the Fiscal Council, according to the meeting held on the same date, and is in compliance with the provisions of CMN Resolution No, 4,885/2020.

Composition of Management Bodies

Board of Directors

Álvaro Antônio Cardoso de Souza – President (independent)

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Maria Nus Badía – Counselor

Marilia Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Luiz Carlos Nannini - Qualified Technical Member

Maria Elena Cardoso Figueira - Member

René Luiz Grande – Member

Risk and Compliance Committee

Pedro Augusto de Melo - Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tarcila Reis Corrêa Ursini - Member

Tasso Rezende de Azevedo - Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Member

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi – Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi – Member

Fiscal Council*

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

* The Fiscal Council was installed at the Annual and Extraordinary Shareholders' Meetings held on April 30, 2020, and the members were approved by the Central Bank of Brazil on July 10, 2020, the date on which they took office in their respective positions, with mandate until the 2021 Annual General Meeting,

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Gilberto Cabeleira Alves - CRC Nº PR040031/ O-7

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the year ended September 30, 2020, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No, 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation, The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council,

Members of the Executive Board of Banco Santander on December 31, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the year ended September 30, 2020 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No, 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation, The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council,

Members of the Executive Board of Banco Santander on December 31, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mario Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S,A, ("Santander"), lead institution of the Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP,

According to its Charter, available on Santander´s Investors Relations website (www,ri,santander,com,br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management, Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary,

The Audit Committee is currently composed of four independent members, elected according to resolutions taken at the meetings of the Board of Directors held on May 21, June 29 and September 1st, 2020, It acts through meetings with executives, internal and independent auditors and specialists, conducts analyzes based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary, The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks,

The Audit Committee's minutes and reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly in the second semester of 2020,

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

BrGaap and Prudential Conglomerate - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy, In this regard, it acknowledged the results recorded in the second semester and year ended December 31, 2020, of the Company and the Prudential Conglomerate in BrGaap standard, in addition to the individual and consolidated Financial Statements,

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure,

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee, whit the Executive Vice-Presidency of Tactics, whit the Technology and Operations, whit the Compliance Directorship and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure, It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas, Such verifications were conducted in accordance with Resolutions CMN 2,554/98 and 4,557/17, Sarbanes-Oxley Act (SOX) and Circular SUSEP 249/04,

III – Internal Audit

The Audit Committee met formally with the Officer responsible for the area and with other Internal Audit representatives on several occasions during the second semester of 2020, in addition to had checked the reports about the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved"; (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress; and (iii) the planning of areas for recommendations that eventually had delays due to the impact of the pandemic, In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information,

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second semester of 2020, At these meetings the following topics were highlighted: discussions involving the financial statements for the year ended December 31, 2020, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and the detailed report on the revision of “Allowance for Doubtful Accounts” , in accordance with CMN Resolution nº 2,682/99, The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence, The Audit Committee met with KPMG Auditores Independentes (KPMG), responsible for the audit of Banco RCI Brasil S,A,, member of the Conglomerate,

V - Ombudsman

In accordance with Resolution CMN 4,433/15 and CNSP Resolution 279/13, specific works were carried out in the second semester of 2020, which were presented to the Audit Committee that discussed and evaluated them, In addition to reporting the work, the Committee also took note of the Ombudsman's half-yearly report, both from Santander and its affiliates, and from the societies in the Conglomerate that have their own Ombudsman,

VI - Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested, In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon,

VII – Others Activities

Besides  the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring of regulatory capital; (ii) monitoring inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) monitoring of cybersecurity themes; (iv) monitoring the implementation and impact of the PIX; (v) monitoring the evolution of Open banking; (vi) monitoring of topics related to conduct, PLD/CFT, policies and action plans for continuous improvements; (vii) monitoring of the activities of the customer relations department, its action plans and results; (viii) monitoring of tax, labor and civil litigation; (vi) review and approval of the Tax Credit Realization Technical Study; (x) adaptation to the specific regulation to meet the health and economic crisis; and (xi) monitoring of provisions and topics related to PCLD,

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate,

VIII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriateand provides transparency and quality to the Financial Statements of Banco Santander (Brasil) S,A, and the Prudential Conglomerate for the year ended in December 31, 2020, recommending their approvals by the Board of Directors of Santander,

São Paulo, February 2, 2021,

Audit Committee

Deborah Stern Vieitas – Coordinator

Luiz Carlos Nannini – Financial Expert

Maria Elena Cardoso Figueira

René Luiz Grande

Fiscal Council's Opinion

The members of the Fiscal Council, in the exercise of their legal and statutory duties, reviewed the Management Report and the Financial Statements of Banco Santander (Brasil) S,A for the fourth quarter of 2020 and the fiscal year of 2020 and concluded, based on the examinations performed, in the clarifications provided by Management, also considering the unqualified opinion of PwC Auditores Independentes, that these items, examined in light of accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, adequately reflect the Company's financial and equity position,

São Paulo, February 02, 2021,

FISCAL COUNCIL

João Guilherme de Andrade So Consiglio – Chairman

Antônio Melchiades Baldisera

Louise Barsi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 02, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer